# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

## FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 001-37370

## MY SIZE, INC.
(Exact name of registrant as specified in charter)

| Delaware | 51-0394637 |
|---|---|
| (State or jurisdiction of Incorporation or organization) | I.R.S Employer Identification No. |
| **4 Hayarden, POB 1026, Airport City, Israel** | **7010000** |
| (Address of principal executive offices) | (Zip code) |

**+972-3- 6009030**
(Registrant's telephone number, including area code)

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each class | Trading Symbol(s) | Name of Each Exchange on Which Registered |
|---|---|---|
| Common Stock, par value $0.001 per share | MYSZ | The Nasdaq Capital Market |

**Securities registered pursuant to Section 12(g) of the Act: None.**

Indicate by check mark whether the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| | | | |
|---|---|---|---|
| Large accelerated filer | ☐ | Accelerated filer | ☐ |
| Non-accelerated filer | ☒ | Smaller Reporting Company | ☒ |
| | | Emerging Growth Company | ☐ |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act) Yes ☐ No ☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

The aggregate market value of voting and non-voting common equity held by non-affiliates of the registrant as of June 30, 2023, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $2,360,756.

Number of shares of common stock outstanding as of March 10, 2024 was 5,091,668.

Documents Incorporated by Reference: None.

**Table of Contents**

**PART I**

In this Annual Report on Form 10-K, unless the context requires otherwise, the terms "we," "our," "us," or "the Company" refer to MySize, Inc., a Delaware corporation, and its subsidiaries, including MySize Israel 2014 Ltd. My Size LLC, Orgad International Marketing Ltd., or Orgad, and Naiz Bespoke Technologies, S.L, or Naiz Fit, taken as a whole.

References to "U.S. dollars" and "$" are to currency of the United States of America, and references to "NIS" are to New Israeli Shekels. Unless otherwise indicated, U.S. dollar translations of NIS amounts presented in this Annual Report on Form 10-K for the year ended on December 31, 2023 are translated using the rate of NIS 3.6270 to $1.00.

All information in this Annual Report on Form 10-K relating to shares or price per share reflects the 1-for-25 reverse stock split effected by us on December 8, 2022.

**CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS**

This Annual Report on Form 10-K contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Any statements in Annual Report on Form 10-K about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. These statements are often, but not always, made through the use of words or phrases such as "believe," "will," "expect," "anticipate," "estimate," "intend," "plan" and "would." For example, statements concerning financial condition, possible or assumed future results of operations, growth opportunities, industry ranking, plans and objectives of management, markets for our common stock and future management and organizational structure are all forward-looking statements. Forward-looking statements are not guarantees of performance. They involve known and unknown risks, uncertainties and assumptions that may cause actual results, levels of activity, performance or achievements to differ materially from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement.

Any forward-looking statements are qualified in their entirety by reference to the risk factors discussed throughout this Annual Report on Form 10-K. Some of the risks, uncertainties and assumptions that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include but are not limited to:

- our history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all;

- risks related to our ability to continue as a going concern;

- the new and unproven nature of the measurement technology markets;

- our ability to achieve customer adoption of our products;

- our ability to realize the benefits of our acquisitions of Orgad and Naiz;

- our dependence on assets we purchased from a related party;

- our ability to enhance our brand and increase market awareness;

- our ability to introduce new products and continually enhance our product offerings;

- the success of our strategic relationships with third parties;

- information technology system failures or breaches of our network security;

- competition from competitors;

- our reliance on key members of our management team;

- current or future litigation;

- current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk; and

- security, political and economic instability in the Middle East that could harm our business, including due to the current war between Israel and Hamas.

The foregoing list sets forth some, but not all, of the factors that could affect our ability to achieve results described in any forward-looking statements. You should read this Annual Report on Form 10-K and the documents that we reference herein and have filed as exhibits to the Annual Report on Form 10-K, completely and with the understanding that our actual future results may be materially different from what we expect. You should assume that the information appearing in this Annual Report on Form 10-K is accurate as of the date hereof. Because the risk factors referred to in this Annual Report on Form 10-K, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements.

Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of the information presented in this Annual Report on Form 10-K, and particularly our forward-looking statements, by these cautionary statements.

## ITEM 1. BUSINESS

### Overview

We are an omnichannel e-commerce platform and provider of AI-driven SaaS measurement solutions, including MySizeID and our recently acquired subsidiaries, Naiz Fit, which provides SaaS technology solutions that solve size and fit issues and AI solutions for smarter design through data driven decisions for fashion ecommerce companies, and Orgad, an online retailer operating in the global markets. To date, we have generated almost all our revenue as a third-party seller on Amazon. Our advanced software and solutions assists us in supply chain, identifying products that can drive growth and provides a user-friendly experience and best customer service.

We are currently focused on driving the commercialization of the Naiz Fit technology which, enables shoppers to generate highly accurate measurements of their body to find the accurate fitting apparel by using our Naiz Fit Widget, a simple questionnaire which uses a database collected over the years and allows buyers to know what size to pick when buying online, reducing returns and increasing conversion rates of sellers.

Naiz Fit syncs the user's measurement data to a sizing model generated with our proprietary Garment Modelling technology for each item sold on the ecommerce, and only presents items for purchase that match their measurements to ensure a correct fit.

We are positioning ourselves as a consolidator of sizing solutions and new digital experience due to new developments for the fashion industry needs. Our other product offerings include First Look Smart Mirror for physical stores and Smart Catalog to empower brand design teams, which are designed to increase end consumer satisfaction, contributing to a sustainable world and reduce operation costs. We also recently launched True Feedback, a Go-To-market solution that extracts data from our Naiz Community mystery shoppers to fine-tune the customer experience offered to fashion buyers, both online and offline.

**Recent Developments**

*August 2023 Warrant Repricing*

On August 24, 2023, we entered into an inducement offer letter agreement, or the Inducement Letter, with a certain holder, or the Holder, of certain of our then-existing warrants to purchase up to (i) 1,963,994 shares of our common stock issued on January 12, 2023 at an exercise price of $2.805 per share, or the January 2023 Warrants, (ii) 6,864 shares of our common stock issued on January 17, 2020 at an exercise price of $94.00 per share, or the January 2020 Warrants, and (iii) 47,153 shares of our common stock issued on October 28, 2021 at an exercise price of $31.50 per share, having terms ranging from 28 months to five and one-half years, or the October 2021 Warrants, and together with the January 2023 Warrants and the January 2020 Warrants, the Exercised Warrants).

Pursuant to the Inducement Letter, the Holder agreed to exercise for cash the Exercised Warrants to purchase an aggregate of 2,018,012 shares of our common stock at a reduced exercise price of $2.09 per share in consideration of our agreement to issue new common stock purchase warrants, or the New Warrants, to purchase up to an aggregate of 5,367,912 shares of our common stock, at an exercise price of $2.09 per share. The New Warrants became immediately exercisable upon the approval of our stockholders at our annual general meeting of stockholders in December 2023, or the Stockholder Approval Date, until either the five and one-half years with respect to 2,755,800 New Warrants and twenty-eight months with respect to 2,612,112 New Warrants, from the Stockholder Approval Date.

The aggregate gross proceeds from the exercised of the Exercised Warrants was approximately $4.2 million, before deducting placement agent fees and other offering expenses payable by us.

*January 2023 Financing*

On January 10, 2023, we entered into a securities purchase agreement, or the RD Purchase Agreement, pursuant to which we agreed to sell and issue in the RD Offering an aggregate of 162,000 of our shares of common stock, or the RD Shares, and pre-funded warrants, or the Pre-funded Warrants, to purchase up to 279,899 shares of common stock and, in a concurrent private placement, unregistered warrants to purchase up to 883,798 shares of common stock, or the RD Warrants, consisting of Series A warrants, or Series A Warrants, to purchase up to 441,899 shares of common stock and Series B warrants, or Series B Warrants, to purchase up to 441,899 shares of common stock, at an offering price of $3.055 per RD Share and associated Series A and Series B Warrants and an offering price of $3.054 per Pre-funded Warrant and associated Series A and Series B Warrants.

In addition, we entered into a securities purchase agreement, or the PIPE Purchase Agreement, and together with the RD Purchase Agreement, the Purchase Agreements, pursuant to which we agreed to sell and issue in the PIPE Offering an aggregate of up to 540,098 unregistered Pre-funded Warrants and unregistered warrants to purchase up to an aggregate of 1,080,196 shares of common stock, or the PIPE Warrants and together with the RD Warrants, the Warrants, consisting of Series A Warrants to purchase up to 540,098 shares of common stock and Series B Warrants to purchase up to 540,098 shares of common stock at an offering price of $3.054 per Pre-funded Warrant and associated Series A and Series B Warrants.

The Pre-funded Warrants are immediately exercisable at an exercise price of $0.001 per share and will not expire until exercised in full. The Warrants are immediately exercisable upon issuance at an exercise price of $2.805 per share, subject to adjustment as set forth therein. The Series A Warrants have a term of five and one-half years from the date of issuance and the Series B Warrants have a term of 28 months from the date of issuance. The Warrants may be exercised on a cashless basis if there is no effective registration statement registering the shares underlying the warrants.

*Nasdaq Minimum Bid Price Deficiency*

On November 3, 2023, we were notified, or the Notification Letter, by the Nasdaq Listing Qualifications that we are not in compliance with the minimum bid price requirements set forth in Nasdaq Listing Rule 5550(a)(2), or the Rule, for continued listing on The Nasdaq Capital Market.

The Notification Letter provides that the Company has 180 calendar days, or until May 1, 2024, to regain compliance with the Rule. To regain compliance, the bid price of our common stock must have a closing bid price of at least $1.00 per share for a minimum of 10 consecutive business days. In the event we do not regain compliance by May 1, 2024, we may then be eligible for additional 180 days if we meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period. If we do not qualify for the second compliance period or fail to regain compliance during the second compliance period, then Nasdaq will notify us of its determination to delist our common stock, at which point we will have an opportunity to appeal the delisting determination to a Hearings Panel.

*Warehouse Fire*

On January 2, 2023, Orgad experienced a fire at its warehouse in Israel. We are not aware of any casualties or injuries associated with the fire. We shifted Orgad's operation to its headquarters. The value of the inventory that was in the warehouse was approximately $640,000. We believe that this incident did not affect the future sales results of Orgad for the year of 2023. The inventory was not insured, we and the lessor signed an agreement to settle the issue in which we paid to the lessor an amount of $50,000 to cover his loss.

**Our Solution**

Our cloud-based software platform provides highly accurate sizing and measurement with broad applications including the online fashion/apparel industry, logistics and courier services and home DIY. Currently, we are mainly focusing on the e-commerce fashion/apparel industry. This proprietary technology is driven by several patented algorithms which are able to calculate and record measurements in a variety of novel ways. Although specific functionality varies by product, we believe that our core solutions address the need for highly accurate measurements in a variety of consumer friendly, every day uses. On top of this anthropometric technologies, understanding the complexity of the fashion industry, we have also developed our own garment modelling technologies based on both products specifications and physical garment try-ons, guaranteeing the scalability of our solution while maximizing accuracy and adaptability of our technology for each retailer and e-tailer.

We have developed a complete Platform that includes several solutions or products inside it, such as, Naiz Fit Size Form for the ecommerce team, Smart catalogue for the product & design team,True Feedback for the Go-to-Market and Marketing teams and First Look Smart Mirror plus bring Your own Device for the Retail teams.

- *Size Form* Enables shoppers to generate highly accurate measurements of their body to find proper fitting clothes and accessories, through the use of a simple questionnaire integrated on our retailers ecommerce. Size Form syncs the user's measurement data to a sizing model we create for each SKU and presents the right size and fit for the customer. MySizeID is available for license by retailers and accessible by consumers through a web page. Currently used by more than 100 international brands.


4:35
Midi A-line dress | Desi...
desigual.com
My size is
S
This suggestion is based on
statistical data
Add to cart
Change my details
Would you like to improve your results?
Try your own photos
Your privacy is important
Your images will only be used to assess your
measurements and nothing more. Once processed, they
will be deleted from our system.
Powered by Naiz Fit SizeForm™ Privacy Policy

- *First Look Smart Mirror and Bring Your Own Device.* Enables the size recommendations but inside the brick and mortar stores, allowing customers to filter the whole physical store by their size and fit. Both as part of a Magic Mirror experience or embedded into the buyer's smartphone, our technologies also allow to generate "goes with" and "similar items" recommendations to increase up-sell and cross-sell while boosting brand loyalty by creating ultra-personalized shopping experiences.



- *Smart Catalogue.* Helping Product & Design team build the next collections based on actionable data and not just their intuition. Our AI acts as an assistant to these teams by analyzing the data generated by the rest our solutions suite, from sizes recommended to purchases and returns, including the qualitative feedback generated by our Naiz Community mystery shoppers. Smart Catalogue is able to suggest the launch of new sizes, detect new product niches and makes sure brands adapt their assortment to their customer base.


Summary
Analysis of consistency
The gift problem
Comfort
Fabric quality
Functionality
Market Outlayer
Category Outlayers
Footwear
SmartCatalogue
Overview
# of testers
430
Quality/price
00%
Comfort of the garment
50%(Si)
% men and women
Importance of fabric quality
3/5
Average fabric quality
2/5
The gift problem
Garments by category
Comments on the garment:
Example Here
Example Here
Example Here
Example Here
Chaqueta pdded Ddenim

- *True Feedback* Allows Marketing and Go To Market teams to use our Naiz Community testers to not only try on their garments and report fitting information to our technology, but also perform tasks defined by the retailer’s teams to unlock key insights from their shopping and brand experiences.


Let's start a revolution, all our bodies count!
N
COMMUNITY
Sign up
Sign in
By singing up, I agree to the

The following are some select key features of our solutions:

- ***Integration Capability***. We design our solutions to be flexible and configurable, allowing our clients to match their use of our algorithms and software with their specific business processes and workflows. Our platform has been organically developed from a common code base, data structure and user interface, providing a consistent user experience with powerful features that are easily adaptable to our clients' needs. The Naiz Fit Platform can be integrated in less than 6 weeks;

- ***Intuitive user experience.*** Our intuitive, easy-to-use interface is based on current technology, multiple focus groups and automatically adapts to users' devices, including mobile platforms, thereby significantly increasing accessibility of our solutions;

- ***Big Data Generation.*** While we supply to the user the information he/she requires, we gather certain vital information such as body measurement and package volume which can be used anonymously to help the retailer acquire predictive size information on stocking, operations and consumers that may be in between sizes. All the information is being gathered and stored on our servers where it can be used by retailers;

- ***Non-Invasive.*** In taking measurements using our solution, the smartphone camera is not utilized; instead, the measurements are captured by scanning the smartphone over the consumer's body or package, thus ensuring greater privacy.

**Our Growth Strategy**

We aim to drive revenue primarily through penetration of the U.S., Europe and Latin American markets through a business to business (B2B) model in the verticals we are targeting. We are pursuing the following growth strategies:

- ***Sign Additional Commercial Agreements with U.S. Retailers.*** While we are already giving service in the U.S. through our international customers selling there, we are in various stages of discussions with U.S. Tier 1 retailers for the deployment of our size recommendation and measurement technology with a view to entering into additional commercial agreements with the rest of the Naiz Platform solutions.

- **Pursue a Two-Pronged Commercialization Strategy.** We are seeking to accelerate adoption of our solutions both through direct agreements with e-commerce websites, we also opened our Partners Program to add a new sales channel. While we seek to directly enter into partnerships with companies selling their own apparel, we also started working with key partners for the fashion industry such as Global-e, Scalapay, Bcome, BigBlue, Analytical Ways, Retail Rocket, Shippy Pro or Connectif. Furthermore, with the release of our FirstLook Smart Mirror, which we are offering to brick and mortar stores to digitize the physical stores, Naiz Fit is now available for online retailers utilizing the Magento, SalesForce, WooCoomerce, Shopify, Lightspeed, PrestaShop, Bitrix and Wix platforms and to brick and mortar stores through GK Software POS solution.

- **Ongoing Investment in our Technology Platform.** We continue to invest in building new software capabilities and extending our platform to bring the power of accurate measurement to a broader range of applications. In particular, we seek not only to deliver size recommendations but to provide a robust, end-to-end,artificial intelligence, or AI-driven platform that inspires consumer confidence and drives revenue growth by providing a superior consumer journey to both online and the brick and mortar stores.

- **Grow our database**. As the usage of our measurement apps increases, our database of information including user behavior and body measurements generates valuable statistics. Such data can be used in the big data market for targeted advertising and for blind consumer data mining.

- **Identify and acquire synergistic businesses**. In order to reduce our time to market and obtain complementary technologies, we are seeking to acquire technologies and businesses that are synergistic to our product offering. We completed an acquisition of Orgad which operates an omnichannel e-commerce platform and Naiz which provides SaaS technology solutions that solve size and fit issues for fashion companies.

## Market Opportunity

The global e-commerce market is expected to total $8.8 trillion in 2024, and the industry is expected to grow significantly in the coming years with no signs of slowing down. Market specialists expect a compound annual growth rate of 15.80% from 2024 to 2029: according to data from Mordor Intelligence, the market is expected to reach $18.81 trillion by 2029. In addition, it is expected that by 2024, 21.2% of total retail sales will happen online. While many sectors have found ways to increase revenue through e-commerce, e-commerce is still plagued by issues that cut into profits and negatively impact the bottom line, such as customer returns, low consumer conversion, and associated restocking and shipping costs.

### Fashion/Apparel

Since the onset of the COVID-19 pandemic, an immense shift to digital was recorded, with 85.9% growth vs. pre-pandemic, according to Mastercard, and over 2 billion people worldwide who shop online, according to data from Oberlo. In November 2023, online shoppers broke records with $12.4 billion in spending on Cyber Monday, driving 9.6% year-over-year growth and making the day the biggest online shopping day of all time, according to Adobe Analytics.

In 2021, fashion companies invested between 1.6% and 1.8% of their revenues in technology, according to McKinsey, and are expected to double the investment by 2030 in order to keep up with digital natives and keep a competitive edge. Personalization in e-commerce and hybrid connectivity in brick-and-mortar retail are two key themes in the future of fashtech, according to McKinsey's 2022 State of Fashion Technology.

In the upcoming years, inflation is expected to impact the fashion world. As prices for goods increase, the challenge will be to inspire confidence in consumers, via different smart digital tools. Brands will need to embrace creative digital tools and new channels to deepen customer relationships, and as McKinsey forecasts in their State of Fashion report for 2023, they will need to execute on priorities such as sustainability and digital acceleration.

The global fashion e-commerce market size is expected to grow from $744.4 billion in 2022 to $821.19 billion in 2023 at a compound annual growth rate of 10.3%. In 2027, the market size is expected to grow to $1,222.32 billion, at a compound annual growth rate of 10.5%, according to BRC.

Based on the importance which shoppers attribute to free shipping - 50% of cart abandonment rate is due to extra shipping costs (Baymard Institute) - the need for fashion retailers to substantiate the optimal size for a customer, thus minimizing returns, has never been more crucial.

As brands move online or significantly expand their online presence, we believe that developing innovative ways to connect with shoppers, both online and offline, has become a top priority.

**Naiz Fit**

*Naiz Fit* has a unique value proposition, based on a robust subscription B2B SaaS model, by being the only size and fit solution in the market giving brands an all in-one solution to address not only the ecommerce sizing challenge, but having a solution for each phase in the garment value chain.


The Naiz Fit Platform. Our advantage is to work together across the value chain.
1. Product
Smart Catalogue empowers brand design teams with real-time customer sizing data to optimize a brand's product portfolio and inventory decisions.
2. GTM
True Feedback unlocks the potential of the Naiz Community members trying on garments and generating qualitative and quantitative data over the brand's collections, nurturing our solutions.
4. In-Store
FirstLook Smart Mirror & Bring Your Own Device provide an in-store enhanced shopping experience with contactless checkout
5. In Season / Post
Naiz Fit Dashboard monitors all impacts in a centralized hub, sharing key metrics on traffic, returns, and demographics
3. E-comm
SizeForm uses AI measuring technology for accurate body measurements to improve online shopping and e-retailer ROI
Get unique insights on your customers. Customers get insights on your Brand. We build a bridge for personalization.

*Figure 1: Screenshot of the Solution Suite of Naiz Fit Platform*

In 2023, we released the Naiz Fit Platform, moving from being a product to a platform with the ability to address many more challenges that fashion companies are facing throughout their whole value chain, increasing the potential contract value of each lead.


The Naiz Fit Workflow. Our AI & Datalakes connect the missing dots.
Brand Data
Size Charts
Product Specs
Catalogue & Product Feed
Dedicated Brand Specialists Team
Naiz Community
Garment Try-ons
Additional GTM tasks
Dedicated Naiz Fit Team
Big Data
NLP
Retail Data
Sizes Recommended Usage
Consumer Behavior
Purchases
Returns
Online Data
Sizes Recommended Usage
Consumer Behavior
Purchases
Returns
Garment Modelization AI
Anthropometric AI
We create a unique AI algorithm set that uses a curated Data flow that connects all your value chain to obtain insights

*Figure 2: Diagra showing the data flow and technologies operating all over the value chain of any fashion retailer*

**Orgad**

**Overview**

Orgad is a technology-enabled consumer products company that uses machine learning and data analytics to develop, market and sell products in e-commerce retailing in the global markets. Orgad has been operating as a third-party seller on *www.amazon.com* since 2016. To date, Orgad has generated practically all of its revenue as a third-party seller on *www.amazon.com* and only a negligible amount of revenue from operations on other channels. We manage more than 5,000 stock-keeping units ("SKUs"). Product categories include footwear, apparels, and accessories. Our primary strategy is to bring most of our vendors product selections to the customers. We have advanced software that assists us in identifying product gaps so we can keep such products in stock year-round including the entirety of the last quarter (holiday season) of the calendar year.

*Business Model*

There are three main types of business models on Amazon: wholesale, private label and retail arbitrage. Our business model is wholesale, also known as reselling, which refers to buying products in bulk directly from the brand or manufacturer at a wholesale price and making a profit by selling the product on Amazon. We sell merchandise on Amazon and the sales are fulfilled by Amazon. We pay Amazon fees for allowing us to sell on their platform.

The advantages of selling via a wholesale model:

● Purchase lower unit quantities with wholesale orders than private label products.
● Selling wholesale is less time intensive and easier to scale than sourcing products via retail arbitrage.
● More brands will want to work with us because we can provide broader Amazon presence.

The challenges of selling via a wholesale model:

● Fierce competition on listing for Buy Box on amazon.com (as described below).
● Developing and maintaining relationships with brand manufacturers.

## Market Description/Opportunities

According to Statista, total retail sales increased 23% to $7.24 trillion in 2023 from $5.57 trillion in 2020[1]. U.S. ecommerce sales increased 18% to $960.15 billion in 2021 from $811.56 billion in 2020.

Amazon accounted for nearly 40% of all e-commerce in the United States and that makes Amazon the biggest ecommerce giant currently in the market.

Among more than 2.5 million active third-party sellers on Amazon in 2023[3], we believe we have several competitive advantages:

● We have strong operations and sales teams experienced in listing, shipment, advertising, reconciliation and sales. By delivering high quality results and enhancing procedures through the process, our teams are competitive.
● We believe our software system gives us an advantage over our competition. The system is highly customized to our business model; it collects and processes large amounts of data every day to optimize our operation and sales. Through advanced software, we can identify products that we can lead in various categories.
● We are focused on three main categories which makes us more competitive in front of our suppliers and logistics.

## Research and Development

Our research and development team are responsible for the research, algorithm, design, development, and testing of all aspects of our measurement platform technology. We invest in these efforts to continuously improve, innovate, and add new features to our solutions.

We incurred research and development expenses of approximately $1.0 million in 2023 and $1.7 million in 2022, relating to the development of its applications and technologies. The decrease from the corresponding period primarily resulted from to a decrease in salaries expenses due to reduced headcount and a decrease in subcontractor expenses.

In 2023, the R&D department experienced significant success in their efforts to improve the performance of their size recommendation system. Through a combination of optimized algorithms and the incorporation of cutting-edge technologies, the team was able to achieve a threefold increase in the system's speed. This breakthrough not only makes the system one of the fastest and most accurate on the market, but also reduced the operation costs, making it more cost-effective for businesses to use. Additionally, the solution is now highly scalable, allowing it to easily adapt to the needs of businesses of any size. The R&D team is now focused on further improving the system and exploring new applications for the technology.

**Proprietary Rights**

We rely on a combination of patent, copyright, trademark and trade secret laws in the United States and other jurisdictions, as well as contractual protections, to protect our proprietary technology.

As of December 31, 2023, we owned 16 issued patents: six in Europe, four in the U.S., three in Japan two in Canada and one in Israel which expire between January 20, 2033 and August 18, 2036, and we have two additional patent applications in process. As of such date, we do not have any registered trademarks.

We cannot provide any assurance that our proprietary rights with respect to our products will be viable or have value in the future since the validity, enforceability and type of protection of proprietary rights in software-related industries are uncertain and still evolving.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult, and while we are unable to determine the extent to which piracy of our software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect proprietary rights to as great an extent as do the laws of the United States, and effective copyright, trademark, trade secret and patent protection may not be available in those jurisdictions. Our means of protecting our proprietary rights may not be adequate to protect us from the infringement or misappropriation of such rights by others.

Further, in recent years, there has been significant litigation in the United States involving patents and other intellectual property rights, particularly in the software and Internet-related industries. We can become subject to intellectual property infringement claims as the number of our competitors grows and our products and services overlap with competitive offerings. These claims, even if not meritorious, could be expensive to defend and could divert management's attention from operating our business. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial award of damages and to develop non-infringing technology, obtain a license or cease selling the products that contain the infringing intellectual property. We may be unable to develop non-infringing technology or obtain a license on commercially reasonable terms, if at all.

**Government Regulation**

We are subject to a number foreign and domestic laws and regulations that involve matters central to our business. These laws and regulations may involve privacy, data protection, intellectual property, or other subjects. Many of the laws and regulations to which we are subject are still evolving and being tested in courts and could be interpreted in ways that could harm our business. In addition, the application and interpretation of these laws and regulations often are uncertain, particularly in the new and rapidly evolving industry in which we operate. Because global laws and regulations have continued to develop and evolve rapidly, it is possible that we, our products, or our platform may not be, or may not have been, compliant with each such applicable law or regulation.

In particular, we are subject to a variety of federal, state and international laws and regulations governing the processing of personal data. Many U.S. states have passed laws requiring notification to data subjects when there is a security breach of personally identifiable data. There are also a number of legislative proposals pending before the U.S. Congress, various state legislative bodies and foreign governments concerning data protection. In addition, data protection laws in Europe and other jurisdictions outside the United States can be more restrictive than those within the United States, and the interpretation and application of these laws are still uncertain and in flux.

For example, the General Data Protection Regulation, or GDPR, which took effect on May 25, 2018, enhances data protection obligations for entities that process personal data about individuals, including obligations to cooperate with European data protection authorities, implement security measures and keep records of personal data processing activities. Noncompliance with the GDPR can trigger fines equal to the greater of €20 million or 4% of global annual revenue. In addition, the California Consumer Privacy Act of 2018, or CCPA, effective as of January 1, 2020, gives California residents expanded rights to access and require deletion of their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches, that is expected to increase data breach litigation. Further, failure to comply with the Israeli Privacy Protection Law of 1981, and its regulations, as well as the guidelines of the Israeli Privacy Protection Authority, may expose us to administrative fines, civil claims (including class actions) and in certain cases criminal liability. Current pending legislation may result in a change of the current enforcement measures and sanctions. Given the breadth and depth of changes in data protection obligations, meeting the requirements of GDPR and other applicable laws and regulations has required significant time and resources, including a review of our technology and systems currently in use against the requirements of GDPR and other applicable laws and regulations. We have taken various steps to prepare for complying with GDPR and other applicable laws and regulations however there can be no assurance that these steps are sufficient to assure compliance. Further, additional EU laws and regulations (and member states' implementations thereof) further govern the protection of individuals and of electronic communications. If our efforts to comply with GDPR or other applicable laws and regulations are not successful, we may be subject to penalties and fines that would adversely impact our business and results of operations, and our ability to use personal data of individuals could be significantly impaired.

**Competition**

We operate in a highly competitive industry that is characterized by constant change and innovation. Changes in the applications and the programing languages used to develop applications, devices, operating systems, and technology landscape result in evolving customer requirements. Our competitors include True Fit, Fit analytics and 3DLook.

The principal competitive factors in our market include the following:

● **High Accuracy Size Recommendations**: the highest accuracy and the lowest margin of error by combining patented technology including AI and ML, size chart or spec data, and Naiz Fit property body data measurement and garment modelling technologies;

● **Integration**

○ **Fast** 4-6 week integration including size chart review, product try-ons and sizing mapping

○ **Easy** 1 line of "all included" script implementation for your ecommerce and a regular product feed is all we need to launch Naiz Platform

● **Technical Advantages**

○ Very small library that weighs ±50kb (minimum widget loading time on product page)

- ○ Ultra-Fast loading and size recommendation presenting

- ○ Restful API option (API integration with any website or app)

- **Optimizations**

  - ○ Adjustments of size charts based on performance through try-on tests, purchase and returns analysis

  - ○ Widget usage analysis by Brands Specialists and BI teams

  - ○ Automatic pairing of sizing models with products/collections for an SKU-based size recommendation for each individual customer

- **User Experience**

  - ○ Easy to use interface (10-15 seconds to receive size recommendations)

  - ○ Option to add/deduct questions to/from widget wizards

  - ○ Users automatically receive size recommendations on all products after initial usage

- Product and platform features, architecture, reliability, privacy and security, performance, effectiveness, and supported environments;

- Product extensibility and ability to integrate with other technology infrastructures;

- Digital operations expertise;

- Ease of use of products and platform capabilities included in Naiz Platform;

- Total cost of ownership;

- Adherence to industry standards and certifications;

- Strength of sales and marketing efforts internally led and guaranteeing efficiency on acquisition costs;

- Brand awareness and reputation boosted by our comprehensive platform focused on fashion; and

- Focus on customer success with dedicated team

We believe we generally compete favorably with our competitors on the basis of these factors. We expect competition to increase as other established and emerging companies enter our markets, as customer requirements evolve, and as new products and technologies are introduced. We expect this to be particularly true as size recommendation for online fashion is a big challenge for the whole industry, making it attractive for new companies to join this space.

Many of our competitors have substantially greater financial, technical, and other resources, greater name recognition, larger sales and marketing budgets, broader distribution, and larger and more mature intellectual property portfolios.

**Human Capital Management**

As of March 9, 2024, we had a total of 25 employees, of which 22 were full-time employees, including 11 in sales and marketing, 4 in technology and development and 10 in administration and finance.

None of our employees are represented by a collective bargaining agreement, nor have we experienced any work stoppage. We consider our relationship with our employees to be good. Our future success depends on our continuing ability to attract and retain highly qualified engineers, sales and marketing, account management, and senior management personnel.

We also believe we have built a strong sales team focused on expanding into new markets through the acquisition of Naiz Fit and our current team.

We believe that our future success will depend, in part, on our continued ability to attract, hire and retain qualified personnel. In particular, we depend on the skills, experience and performance of our senior management and research personnel. We compete for qualified personnel with other hi-tech companies, as well as universities and non-profit research institutions.

We provide competitive compensation and benefits programs to help meet the needs of our employees. In addition to salaries, these programs (which vary by country/region and employment classification) include incentive compensation plan, pension, and insurance benefits, paid time off, among others. We also use targeted equity-based grants with vesting conditions to facilitate retention of personnel, particularly for our key employees.

The success of our business is fundamentally connected to the well-being of our people. Accordingly, we implemented an hybrid work policy in which the employees can work from home twice a week.

We consider our employees to be a key factor to our success and we are focused on attracting and retaining the best employees at all levels of our business. Inclusion and diversity is a strategic, business priority. We employ people based on relevant qualifications, demonstrated skills, performance and other job-related factors. We do not tolerate unlawful discrimination related to employment, and strive to ensure that employment decisions related to recruitment, selection, evaluation, compensation, and development, among others, are not influenced by race, color, religion, gender, age, ethnic origin, nationality, sexual orientation, marital status, or disability. Continuous monitoring to ensure pay equity has been a focus in 2023. We have continued to improve gender balance in 2023 with a focus on increasing the representation of women hired as new college graduates. We are committed to creating a trusting environment where all ideas are welcomed and employees feel comfortable and empowered to draw on their unique experiences and backgrounds.

We consider our relations with our employees to be good.

**Company Information**

Our principal executive offices are located at HaYarden 4 St., POB 1026, Airport City, Israel 7010000, and our telephone number is +972-3-600-9030. Our website address is *www.mysizeid.com*. Any information contained on, or that can be accessed through, our website is not incorporated by reference into, nor is it in any way a part of, this Annual Report on Form 10-K.

We use our website (*www.mysizeid.com*) as a channel of distribution of Company information. The information we post through this channel may be deemed material. Accordingly, investors should monitor our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. The contents of our website are not, however, a part of this Annual Report on Form 10-K.

**Corporate History**

We were incorporated in the State of Delaware on September 20, 1999 under the name Topspin Medical, Inc. In December 2013, we changed our name to Knowledgetree Ventures Inc. Subsequently, in February 2014, we changed our name to MySize, Inc. In 2020, we created a subsidiary in the Russian Federation, My Size LLC.

From inception through 2012, we were engaged in research and development of a medical magnetic resonance imaging, or MRI, technology for interventional cardiology and in the development of MRI technology for use in the diagnosis and treatment of prostate cancer. In January 2012, we acquired Metamorefix Ltd., or Metamorefix. Metamorefix was incorporated in 2007, and was engaged in the development of innovative solutions for the rehabilitation of tissues, particularly skin tissues. By the end of 2012, we ceased operations and in January 2013, we sold our entire ownership interest in Metamorefix.

In September 2013, Ronen Luzon, our Chief Executive Officer, acquired control of the Company from Asher Shmuelevitch, according to which Mr. Luzon purchased 70,238 shares of common stock from Mr. Shmuelevitch, which shares represented approximately 40% of the issued and outstanding capital stock of the Company at such time, thus becoming a controlling shareholder of the Company. In connection with the acquisition, Mr. Luzon reached a settlement with our then creditors pursuant to which the main creditor, Mr. Shmuelevitch, was paid a total sum of approximately $140,000 in consideration for a full and final waiver of any and all his claims that he may have relating to any monetary indebtedness of the Company to the creditors.

In February 2014, My Size Israel, our wholly owned subsidiary, entered into a Purchase Agreement, or the Purchase Agreement, with Shoshana Zigdon, who at the time was a beneficial owner of more than 20% of our outstanding shares, with respect to the acquisition by us of certain rights related to the collection of data for measurement purposes including rights in the venture, the method and a patent application that had been filed by the Seller (PCT/IL2013/050056), or the Assets. In consideration for the sale of the Assets, we agreed to pay to Ms. Zigdon, 18% of our operating profit, directly or indirectly connected with the Assets together with value-added tax in accordance with the law for a period of seven years from the end of the development period of the aforementioned venture. In addition to the foregoing, the Purchase Agreement provided that all developments, improvements, knowledge and know-how developed and/or accumulated by us after the execution of the Purchase Agreement will be owned by us. Further, Ms. Zigdon agreed not to compete, directly or indirectly, with us in any matter relating to the Assets for a period of seven years from the end of the development period of the venture.

On May 26, 2021, we, My Size Israel, and Ms. Zigdon entered into an Amendment to Purchase Agreement, or the Amendment, which made certain amendments to the Purchase Agreement. Pursuant to the Amendment, Ms. Zigdon agreed to irrevocably waive (i) the right to repurchase certain assets related to the collection of data for measurement purposes that My Size Israel acquired from Ms. Zigdon under the Purchase Agreement and upon which our business is substantially dependent, or the Assets, and (ii) all past, present and future rights in any of the intellectual property rights sold, transferred and assigned to My Size Israel under the Purchase Agreement and any modifications, amendments or improvements made thereto, including, without limitation, any compensation, reward or any rights to royalties or to receive any payment or other consideration whatsoever in connection with such intellectual property rights, or the Waiver. In consideration of the Waiver, we issued 100,000 shares of common stock to Ms. Zigdon.

In February 2022, we completed the acquisition of Orgad and in October 2022, we completed the acquisition of Naiz Fit.

In September 2005, we commenced trading on the Tel Aviv Stock Exchange, or TASE. Between 2007 and 2012 we reported as a public company with the SEC. In August 2012, we suspended our reporting obligations. In mid-2015 we resumed reporting as a public company. On July 25, 2016, our common stock began publicly trading on the Nasdaq Capital Market, or Nasdaq, under the symbol "MYSZ".

On December 27, 2023 our shareholders approved a voluntary delisting of our common stock from trading on the TASE. On January 11, 2024, the TASE issued a notice confirming our request to delist our common stock from the TASE, noting that the last day of trading of our common stock on the TASE will be with the last day of trading on March 27, 2024 and that the delisting our common stock is expected to take effect on March 31, 2024. All of the shares of our common stock on the TASE are expected to be transferred to the Nasdaq where they will continue to be traded.

## ITEM 1A. RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors and the other information in this Annual Report on Form 10-K before investing in our common stock. Our business and results of operations could be seriously harmed by any of the following risks. The risks set out below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or operating results. If any of the following events occur, our business, financial condition and results of operations could be materially adversely affected. In such case, the value and trading price of our common stock could decline, and you may lose all or part of your investment.

**Summary Risk Factors**

The principal factors and uncertainties that make investing in our ordinary shares risky, include, among others:

<u>**Risks Related to Our Financial Position and Capital Requirements**</u>

- We have historically incurred significant losses and there can be no assurance when, or if, we will achieve or maintain profitability.

- It is difficult to forecast our future performance, which may cause our financial results to fluctuate unpredictably.

- We will need to raise additional capital to meet our business requirements in the future, which is likely to be challenging, could be highly dilutive and may cause the market price of our common stock to decline.

- The report of our independent registered public accounting firm contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern.

<u>**Risks Related to Our Company and Our Business**</u>

- The market for our measurement technology is new and unproven, may experience limited growth and is highly dependent on U.S. retailers and online third-party resellers adopting our flagship product, MySizeID.

- Failure to effectively develop and expand our sales and marketing capabilities could harm our ability to grow our business and achieve broader market acceptance of our products.

- We expect our sales cycle to be long and unpredictable and require considerable time and expense before executing a customer agreement, which may make it difficult to project when, if at all, we will obtain new customers and when we will generate revenue from those customers.

- We acquired Orgad and Naiz and may in the future engage in additional acquisitions, joint ventures or collaborations which may increase our capital requirements, dilute our shareholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks. We may not realize the benefits of these acquisitions, joint ventures or collaborations.

- If we are not able to enhance our brand and increase market awareness of our company and products, then our business, results of operations and financial condition may be adversely affected.

- If we do not develop enhancements to our products and introduce new products that achieve market acceptance, our business, results of operations and financial condition could be adversely affected.

- The mobile technology industry is subject to rapid technological change and, to compete, we must continually enhance our mobile device applications and custom development services.

- Our growth depends, in part, on the success of our strategic relationships with third parties.

- Changes in economic conditions could materially affect our business, financial condition and results of operations.

- We rely upon third parties to provide distribution for our applications, and disruption in these services could harm our business.

17

- We rely on third-party hosting and cloud computing providers to operate certain aspects of our business. Any failure, disruption or significant interruption in our network or hosting and cloud services could adversely impact our operations and harm our business.

- Real or perceived errors, failures, or bugs in our products could adversely affect our operating results and growth prospects.

- We could be harmed by improper disclosure or loss of sensitive or confidential company, employee, or customer data, including personal data.

- A material breach in security relating to our information systems and regulation related to such breaches could adversely affect us.

- Our products and our business are subject to a variety of U.S. and international laws and regulations, including those regarding privacy, data protection and information security, and our customers may be subject to regulations related to the handling and transfer of certain types of sensitive and confidential information. Any failure of our products to comply with or enable our customers to comply with applicable laws and regulations would harm our business, results of operations and financial condition.

- We may not be able to adequately protect our intellectual property, which, in turn, could harm the value of our brands and adversely affect our business.

- We may face intense competition and expect competition to increase in the future, which could limit us in developing a customer base and generating revenue.

- Our business operations and future development could be significantly disrupted if we lose key members of our management team.

- If we are able to expand our operations, we may be unable to successfully manage our future growth.

### Risks Related to Our Operations in Israel

- Our headquarters and most of our operations are located in Israel, and therefore, political, economic and military conditions in Israel may affect our operations and results.

### Risks Related to Our Common Stock

- A more active, liquid trading market for our common stock may not develop, and the price of our common stock may fluctuate significantly.

- Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk;

- Sales by our stockholders of a substantial number of shares of our common stock in the public market could adversely affect the market price of our common stock.

- Our securities are traded on more than one market which may result in price variations.

- We are a former "shell company" and as such are subject to certain limitations not generally applicable to other public companies.

## Risks Related to Our Financial Position and Capital Requirements

*We have historically incurred significant losses and there can be no assurance when, or if, we will achieve or maintain profitability.*

We realized a net loss of approximately $6.4 million and $8.3 million for the years ended December 31, 2023 and 2022 and had an accumulated deficit of $60 million as of December 31, 2023. Because of the numerous risks and uncertainties associated with the development and commercialization of our products and business, we are unable to predict the extent of any future losses or when we will become profitable, if at all. Expected future operating losses will have an adverse effect on our cash resources, shareholders' equity and working capital. Our failure to become and remain profitable could depress the value of our stock and impair our ability to raise capital, expand our business, maintain our development efforts, or continue our operations. A decline in our value could also cause you to lose all or part of your investment in us.

*It is difficult to forecast our future performance, which may cause our financial results to fluctuate unpredictably.*

We have been developing measurement technology since 2014. Since then, our operating history has been primarily limited to research and development, pilot studies, raising capital, and more recently acquisitions and sales and marketing efforts. Because we do not yet have an established commercial operating history, and because the market for our products may rapidly evolve, it is hard for us to predict our future performance. Therefore, it may be difficult to evaluate our business and prospects. We have not yet demonstrated an ability to profitably commercialize our products. Consequently, any predictions about our future performance may not be accurate, and you may not be able to fully assess our ability to complete development and/or commercialize our products, and any future products.

*We will need to raise additional capital to meet our business requirements in the future, which is likely to be challenging, could be highly dilutive and may cause the market price of our common stock to decline.*

Based on our projected cash flows and the cash balances as of the date of this Annual Report on Form 10-K, our existing cash is insufficient to fund operations for a period of more than 12 months. As a result, there is substantial doubt about our ability to continue as a going concern. In order to meet our business objectives in the future, we will need to raise additional capital, which may not be available on reasonable terms or at all. Additional capital would be used to accomplish the following:

- finance our current operating expenses;

- pursue growth opportunities;

- hire and retain qualified management and key employees;

- respond to competitive pressure;

- comply with regulatory requirements; and

- maintain compliance with applicable laws.

Current conditions in the capital markets are such that traditional sources of capital may not be available to us when needed or may be available only on unfavorable terms. Our ability to raise additional capital, if needed, will depend on conditions in the capital markets, economic conditions, and a number of other factors, many of which are outside our control, and on our financial performance. Accordingly, we cannot assure you that we will be able to successfully raise additional capital at all or on terms that are acceptable to us. If we cannot raise additional capital when needed, it may have a material adverse effect on our business, results of operations and financial condition.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of such securities could result in substantial dilution for our current stockholders. The terms of any securities issued by us in future capital transactions may be more favorable to new investors, and may include preferences, superior voting rights and the issuance of warrants or other derivative securities, which may have a further dilutive effect on the holders of any of our securities then-outstanding. We may issue additional shares of our common stock or securities convertible into or exchangeable or exercisable for our common stock in connection with hiring or retaining personnel, option or warrant exercises, future acquisitions or future placements of our securities for capital-raising or other business purposes. The issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our common stock to decline and existing stockholders may not agree with our financing plans or the terms of such financings. In addition, we may incur substantial costs in pursuing future capital financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we issue, such as convertible notes and warrants, which may adversely impact our financial condition. Furthermore, any additional debt or equity financing that we may need may not be available on terms favorable to us, or at all. If we are unable to obtain such additional financing on a timely basis, we may have to curtail our development activities and growth plans and/or be forced to sell assets, perhaps on unfavorable terms, or we may have to cease our operations, which would have a material adverse effect on our business, results of operations and financial condition.

***Management has concluded that there is substantial doubt about our ability to continue as a going concern which could prevent us from obtaining new financing on reasonable terms or at all.***

We have incurred significant losses and negative cash flows from operations and have an accumulated deficit that raises substantial doubt about its ability to continue as a going concern. Our audited consolidated financial statements for the year ended December 31, 2023 were prepared under the assumption that we would continue our operations as a going concern. Our independent registered public accounting firm has included a "going concern" explanatory paragraph in its report on our financial statements for the year ended December 31, 2023. If we are unable to improve our liquidity position, by, among other things, raising capital through public or private offerings or reducing our expenses, we may exhaust our cash resources and will be unable to continue our operations. If we cannot continue as a viable entity, our shareholders would likely lose most or all of their investment in us.

### Risks Related to Our Company and Our Business

***The market for our measurement technology is new and unproven, may experience limited growth.***

The market for our measurement technology is relatively new and unproven and is subject to a number of risks and uncertainties. We believe that our future success will depend in large part on market adoption of Naiz Fit and online third-party resellers. In order to grow our business, we intend to focus on educating retailers and resellers and other potential customers about the benefits of our measurement technology, expanding the functionality of our products and bringing new products to market to increase market acceptance and use of our technology. Our ability to develop and expand the market that our products address depends upon a number of factors, including the cost savings, performance and perceived value associated with such products. The market for our products could fail to develop or there could be a reduction in interest or demand for our products as a result of a lack of consumer acceptance, technological challenges, competing products and services, weakening economic conditions and other causes. We may never successfully commercialize our products and if our products fail to achieve market acceptance, this would have a material adverse effect on our business, results of operations and financial condition.

***Failure to effectively develop and expand our sales and marketing capabilities could harm our ability to grow our business and achieve broader market acceptance of our products.***

Our ability to achieve customer adoption, especially among U.S. retailers will depend, in part, on our ability to effectively organize, focus and train our sales and marketing personnel. We have limited experience selling to U.S. retailers and only recently established a U.S. sales force. We believe that there is significant competition for experienced sales professionals with the skills and industry knowledge that we require. Our ability to achieve significant revenue growth in the future will depend, in part, on our ability to recruit, train and retain a sufficient number of experienced sales professionals, particularly those with experience selling to U.S. retailers. In addition, even if we are successful in hiring qualified sales personnel, new hires require significant training and experience before they achieve full productivity, particularly for sales efforts targeted at U.S. retailers and new markets. Because we only recently started sales efforts, we cannot predict whether, or to what extent, our sales efforts will be successful.

*We expect our sales cycle to be long and unpredictable and require considerable time and expense before executing a customer agreement, which may make it difficult to project when, if at all, we will obtain new customers and when we will generate revenue from those customers.*

In this market segment, the decision to adopt our products may require the approval of multiple technical and business decision makers, including security, compliance, procurement, operations and IT. In addition, while U.S. retailers may be willing to deploy our products on a limited basis, before they will commit to deploying our products at scale, they often require extensive education about our products and significant customer support time, engage in protracted pricing negotiations and seek to secure readily available development resources. As a result, it is difficult to predict when we will obtain new customers and begin generating revenue from these customers. As part of our sales cycle, we may incur significant expenses before executing a definitive agreement with a prospective customer and before we are able to generate any revenue from such agreement. We have no assurance that the substantial time and money spent on our sales efforts will generate significant revenue. If conditions in the marketplace generally or with a specific prospective customer change negatively, it is possible that no definitive agreement will be executed, and we will be unable to recover any of these expenses. If we are not successful in targeting, supporting and streamlining our sales processes and if revenue expected to be generated from a prospective customer is not realized in the time period expected or not realized at all, our ability to grow our business, and our operating results and financial condition may be adversely affected. If our sales cycles lengthen, our future revenue could be lower than expected, which would have an adverse impact on our operating results and could cause our stock price to decline.

*We acquired Orgad and Naiz and may in the future engage in additional acquisitions, joint ventures or collaborations which may increase our capital requirements, dilute our shareholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks. We may not realize the benefits of these acquisitions, joint ventures or collaborations.*

In order to reduce time to market and obtain complementary technologies, we are seeking to acquire technologies and businesses that are synergistic to our product offering. For example, during 2022, we acquired Orgad, which operates an omnichannel e-commerce platform, and Naiz Fit, which provides SaaS technology solutions that solve size and fit issues for fashion ecommerce companies. We evaluate from time to time various acquisitions and collaborations, including licensing or acquiring technologies, intellectual property rights, or businesses. The process for acquiring a company may take from several months up to a year and costs can vary greatly. We may also compete with others to acquire companies, and such competition may result in decreased availability of, or an increase in price for, suitable acquisition candidates. In addition, we may not be able to consummate acquisitions or investments that we have identified as crucial to the implementation of our strategy for other commercial or economic reasons. As a result, it may be more difficult for us to identify suitable acquisition or investment targets or to consummate acquisitions or investments on acceptable terms or at all. If we are not able to execute on any acquisition, we may not be able to achieve a future growth strategy and may lose market share.

In addition, the acquisition of Orgad, Naiz Fit and any potential future acquisition, joint venture or collaboration may entail numerous potential risks, including:

- increased operating expenses and cash requirements;

- the assumption of additional indebtedness or contingent liabilities;

- assimilation of operations, intellectual property and products of an acquired company, including difficulties associated with integrating new personnel;

- the diversion of our management's attention from our existing programs and initiatives in pursuing such a strategic merger or acquisition;

- retention of key employees, the loss of key personnel, and uncertainties in our ability to maintain key business relationships;

- risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing technologies; and

- our inability to generate revenue from acquired technologies or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

All of the foregoing risks may be magnified as the cost, size or complexity of an acquisition or acquired company increases, or where the acquired company's products, market or business are materially different from ours, or where more than one integration is occurring simultaneously or within a concentrated period of time. We may not be able to obtain the necessary regulatory approvals, including those of antitrust authorities and foreign investment authorities, in countries where we seek to consummate acquisitions or make investments. For those and other reasons, we may ultimately fail to consummate an acquisition, even if we announce the intended acquisition.

In addition, we may require significant financing to complete an acquisition or investment, whether through bank loans, raising of equity or debt or otherwise. We cannot assure you that such financing options will be available to us on reasonable terms, or at all. If we are not able to obtain such necessary financing, it could have an impact on our ability to consummate a substantial acquisition or investment and execute a future growth strategy. Alternatively, we may issue a significant number of shares as consideration for an acquisition, which would have a dilutive effect on our existing shareholders. For example, in partial consideration for the acquisition of Orgad, we agreed to issue up to 111,602 shares of our common stock and in the Naiz acquisition we issued 240,000 shares of our common stock. Furthermore, if we undertake acquisitions, we may incur large one-time expenses and acquire intangible assets that could result in significant future amortization expense.

*If we are not able to enhance our brand and increase market awareness of our company and products, then our business, results of operations and financial condition may be adversely affected.*

We believe that enhancing the "Naiz Fit" brand identity and increasing market awareness of our company and products, is critical to achieving widespread acceptance of our products. Our ability to successfully develop new retailers may be adversely affected by a lack of awareness or acceptance of our brand. To the extent that we are unable to foster name recognition and affinity for our brand, our growth may be significantly delayed or impaired. The successful promotion of our brand will depend largely on our continued marketing efforts, market adoption of our products, and our ability to successfully differentiate our products from competing products and services. Our brand promotion may not be successful or result in revenue generation. Any incident that erodes consumer affinity for our brand could significantly reduce our brand value and damage our business. If consumers perceive or experience a reduction in quality, or in any way believe we fail to deliver a consistently positive experience, our brand value could suffer and our business may be adversely affected.

In particular, adverse weather conditions can impact guest traffic at our retailers, and, in more severe cases, cause temporary retail closures, sometimes for prolonged periods. Our business is subject to seasonal fluctuations, with retail sales typically higher during certain months, such as December. Adverse weather conditions during our most favorable months or periods may exacerbate the effect of adverse weather on consumer traffic and may cause fluctuations in our operating results from quarter-to-quarter within a fiscal year.

*If we do not develop enhancements to our products and introduce new products that achieve market acceptance, our business, results of operations and financial condition could be adversely affected.*

Our ability to attract new customers depends in part on our ability to enhance and improve our existing products, increase adoption and usage of our products and introduce new products. The success of any enhancements or new products depends on several factors, including timely completion, adequate quality testing, actual performance quality, and overall market acceptance. Enhancements and new products that we develop may not be introduced in a timely or cost-effective manner, may contain errors or defects, may have interoperability difficulties with our platform or other products or may not achieve the broad market acceptance necessary to generate significant revenue. Furthermore, our ability to increase the usage of our products depends, in part, on the development of new use cases for our products and may be outside of our control. If we are unable to successfully enhance our existing products to meet evolving customer requirements, increase adoption and usage of our products, develop new products, then our business, results of operations and financial condition would be adversely affected.

***The mobile technology industry is subject to rapid technological change and, to compete, we must continually enhance our mobile Apps and custom development services.***

We must continue to enhance and improve the performance, functionality and reliability of our products. The mobile technology industry is characterized by rapid technological change, changes in user requirements and preferences, frequent new product and services introductions embodying new technologies and the emergence of new industry standards and practices that could render our products obsolete. Our success will depend, in part, on our ability to both internally develop and enhance our existing products, develop new products that address the increasingly sophisticated and varied needs of our customers, and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. The development of our technology involves significant technical and business risks. We may fail to use new technologies effectively or to adapt our proprietary technology and systems to customer requirements or emerging industry standards. If we are unable to adapt to changing market conditions, customer requirements or emerging industry standards, we may not be able to increase our revenue and expand our business*.*

***Changes in economic conditions could materially affect our business, financial condition and results of operations.***

Because our primary target customers include U.S. retailers , we, together with the rest of the fashion/apparel industry, will depend upon consumer discretionary spending. Increases in unemployment rates, reductions in home values, increases in home foreclosures, investment losses, personal bankruptcies and reductions in access to credit and reduced consumer confidence, may impact consumers' ability and willingness to spend discretionary dollars. In addition, volatile economic conditions may repress consumer confidence and discretionary spending. Any of the foregoing may have a material adverse effect on our business, financial condition and results of operations.

***Our growth depends, in part, on the success of our strategic relationships with third parties.***

To grow our business, we anticipate that we will continue to depend on relationships with third parties, such as our customers and third-party platforms. Identifying partners, and negotiating and documenting relationships with them, requires significant time and resources. If we are unsuccessful in establishing or maintaining our relationships with third parties, our ability to compete in the marketplace or to grow our revenue could be impaired, and our results of operations may suffer. Even if we are successful, we cannot assure you that these relationships will result in increased customer usage of our products or increased revenue.

***We rely upon third parties to provide distribution for our applications, and disruption in these services could harm our business.***

We currently utilize, and plan on continuing to utilize over the current fiscal year, third-party networking providers and distribution through companies including, but not limited to, Magento, SalesForce, WooCoomerce, Shopify, Lightspeed, PrestaShop, Bitrix and Wix to distribute our technologies. If disruptions or capacity constraints occur, we may have no means of replacing these services, on a timely basis or at all. This could cause a material adverse condition for our operations and financial earnings.

***We rely on third-party hosting and cloud computing providers to operate certain aspects of our business. Any failure, disruption or significant interruption in our network or hosting and cloud services could adversely impact our operations and harm our business.***

Our technology infrastructure is critical to the performance of our products and customer satisfaction. Our products run on a complex distributed system, or what is commonly known as cloud computing. We own, operate and maintain elements of this system, but significant elements of this system are operated by third-parties that we do not control and which would require significant time to replace. We expect this dependence on third-parties to continue. In particular, a significant portion, if not almost all data storage, data processing and other computing services and systems is hosted by cloud computing providers. Any disruptions, outages and other performance problems relating to such services, including infrastructure changes, human or software errors and capacity constraints, could adversely impact our business, financial condition or results of operations.

***Real or perceived errors, failures, or bugs in our products could adversely affect our operating results and growth prospects.***

We update our products on a frequent basis. Despite efforts to test our updates, errors, failures or bugs may not be found in our products until after they are deployed to a customer. We have discovered and expect we will continue to discover errors, failures and bugs in our products and anticipate that certain of these errors, failures and bugs will only be discovered and remediated after deployment. Real or perceived errors, failures or bugs in our platform could result in negative publicity, government inquiries, loss of or delay in market acceptance of our products, loss of competitive position, or claims by customers for losses sustained by them. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend additional resources in order to help correct the problem.

***We could be harmed by improper disclosure or loss of sensitive or confidential company, employee, or customer data, including personal data.***

In connection with the operation of our business, we store, process and transmit data, including personal and payment information, about our employees and customers, a portion of which is confidential and/or personally sensitive. Unauthorized disclosure or loss of sensitive or confidential data may occur through a variety of methods. These include, but are not limited to, systems failure, employee negligence, fraud or misappropriation, or unauthorized access to or through our information systems, whether by our employees or third parties, including a cyberattack by computer programmers, hackers, members of organized crime and/or state-sponsored organizations, who may develop and deploy viruses, worms or other malicious software programs. Such disclosure, loss or breach could harm our reputation and subject us to government sanctions and liability under our contracts and laws that protect sensitive or personal data and confidential information, resulting in increased costs or loss of revenues. It is possible that security controls over sensitive or confidential data and other practices we and our third-party vendors follow may not prevent the improper access to, disclosure of, or loss of such information. The potential risk of security breaches and cyberattacks may increase as we introduce new products and offerings. Further, data privacy is subject to frequently changing rules and regulations, which sometimes conflict among the various jurisdictions in which we provide services. Any failure or perceived failure to successfully manage the collection, use, disclosure, or security of personal information or other privacy related matters, or any failure to comply with changing regulatory requirements in this area, could result in legal liability or impairment to our reputation in the marketplace.

***A material breach in security relating to our information systems and regulation related to such breaches could adversely affect us.***

Information security risks have generally increased in recent years, in part because of the proliferation of new technologies and the use of the Internet, and the increased sophistication and activity of organized crime, hackers, terrorists, activists, cybercriminals and other external parties, some of which may be linked to terrorist organizations or hostile foreign governments. For example, a cybercriminal could use cybersecurity threats to gain access to sensitive information about another company or to alter or disrupt news or information to be distributed by PR Newswire. Cybersecurity attacks are becoming more sophisticated and include malicious software, ransomware, attempts to gain unauthorized access to data and other electronic security breaches that could lead to disruptions in critical systems, unauthorized release of confidential or otherwise protected information and corruption of data, substantially damaging our reputation. Any person who circumvents our security measures could steal proprietary or confidential customer information or cause interruptions in our operations. We incur significant costs to protect against security breaches, and may incur significant additional costs to alleviate problems caused by any breaches. Our failure to prevent security breaches, or well-publicized security breaches affecting the Internet in general, could significantly harm our reputation and business and financial results.

*Our products and our business are subject to a variety of U.S. and international laws and regulations, including those regarding privacy, data protection and information security, and our customers may be subject to regulations related to the handling and transfer of certain types of sensitive and confidential information. Any failure of our products to comply with or enable our customers to comply with applicable laws and regulations would harm our business, results of operations and financial condition.*

We and our customers that use our products may be subject to privacy- and data protection-related laws and regulations that impose obligations in connection with the collection, processing and use of personal data, financial data, health or other similar data. The U.S. federal and various state and foreign governments have adopted or proposed limitations on, or requirements regarding, the collection, distribution, use, security and storage of personally identifiable information of individuals. The U.S. Federal Trade Commission and numerous state attorneys general are applying federal and state consumer protection laws to impose standards on the online collection, use and dissemination of data, and to the security measures applied to such data.

Similarly, many foreign countries and governmental bodies, including the EU member states, have laws and regulations concerning the collection and use of personally identifiable information obtained from individuals located in the EU or by businesses operating within their jurisdiction, which are often more restrictive than those in the United States. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, disclosure and security of personally identifiable information that identifies or may be used to identify an individual, such as names, telephone numbers, email addresses and, in some jurisdictions, IP addresses and other online identifiers.

For example, the GDPR, which took full effect on May 25, 2018. The GDPR enhances data protection obligations for businesses and requires service providers (data processors) processing personal data on behalf of customers to cooperate with European data protection authorities, implement security measures and keep records of personal data processing activities. Noncompliance with the GDPR can trigger fines equal to or greater of €20 million or 4% of global annual revenues. In addition, the CCPA, effective as of January 1, 2020, gives California residents expanded rights to access and require deletion of their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches, that is expected to increase data breach litigation. Further, failure to comply with the Israeli Privacy Protection Law of 1981, and its regulations, as well as the guidelines of the Israeli Privacy Protection Authority, may expose us to administrative fines, civil claims (including class actions) and in certain cases criminal liability. Current pending legislation may result in a change of the current enforcement measures and sanctions. There are also additional laws and regulations in additional jurisdictions around the world which govern the protection of consumers and of electronic communications. If our efforts to comply with GDPR, CCPA or other applicable laws and regulations are not successful, we may be subject to penalties and fines that would adversely impact our business and results of operations, and our ability to conduct business could be significantly impaired.

Additionally, although we endeavor to have our products comply with applicable laws and regulations, these and other obligations may be modified, they may be interpreted and applied in an inconsistent manner from one jurisdiction to another, and they may conflict with one another, other regulatory requirements, contractual commitments or our internal practices. We also may be bound by contractual obligations relating to our collection, use and disclosure of personal, financial and other data or may find it necessary or desirable to join industry or other self-regulatory bodies or other privacy- or data protection-related organizations that require compliance with their rules pertaining to privacy and data protection.

We expect that there will continue to be new proposed laws, rules of self-regulatory bodies, regulations and industry standards concerning privacy, data protection and information security in the United States, the European Union and other jurisdictions, and we cannot yet determine the impact such future laws, rules, regulations and standards may have on our business. Moreover, existing U.S. federal and various state and foreign privacy- and data protection-related laws and regulations are evolving and subject to potentially differing interpretations, and various legislative and regulatory bodies may expand current or enact new laws and regulations regarding privacy- and data protection-related matters. Because global laws, regulations and industry standards concerning privacy and data security have continued to develop and evolve rapidly, it is possible that we or our products or platform may not be, or may not have been, compliant with each such applicable law, regulation and industry standard and compliance with such new laws or to changes to existing laws may impact our business and practices, require us to expend significant resources to adapt to these changes, or to stop offering our products in certain countries. These developments could adversely affect our business, results of operations and financial condition.

***We may not be able to adequately protect our intellectual property, which, in turn, could harm the value of our brands and adversely affect our business.***

Our ability to implement our business plan successfully depends in part on our ability to build brand recognition using our trademarks, service marks and other proprietary intellectual property, including our names and logos. We currently have no registered trademarks. While we plan to register a number of our trademarks; however, no assurance can be given that our trademark applications will be approved. As of December 31, 2023, we own 16 issued patents: six in Europe, four in the U.S., three in Japan, two in Canada and one in Israel which expire between January 20, 2033 and August 18, 2036, and we have two additional patent applications in process. As of such date, we do not have any registered trademarks., No assurance can be given that our patent applications which are in process will be approved. If our patent applications are not approved, our ability to expand or develop our business may be negatively affected.

Third parties may also oppose our trademark or patent applications, or otherwise challenge our use of the trademarks or patents. In the event that our trademarks or patents are successfully challenged, we could be forced to rebrand our goods and services or redesign our technology, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing new brands and products.

If our efforts to register, maintain and protect our intellectual property are inadequate, or if any third-party misappropriates, dilutes or infringes on our intellectual property, the value of our brands may be harmed, which could have a material adverse effect on our business and might prevent our brands from achieving or maintaining market acceptance. We may also face the risk of claims that we have infringed third parties' intellectual property rights. If third parties claim that we infringe upon their intellectual property rights, our operating profits could be adversely affected. Any claims of intellectual property infringement, even those without merit, could be expensive and time consuming to defend, require us to rebrand our services, if feasible, divert management's attention and resources or require us to enter into royalty or licensing agreements in order to obtain the right to use a third-party's intellectual property.

Any royalty or licensing agreements, if required, may not be available to us on acceptable terms or at all. A successful claim of infringement against us could result in our being required to pay significant damages, enter into costly license or royalty agreements, or stop the sale of certain products or services, any of which could have a negative impact on our operating profits and harm our future prospects.

***We may face intense competition and expect competition to increase in the future, which could prohibit us from developing a customer base and generating revenue.***

We face significant competition in every aspect of our business. Our competitors include True Fit, Virtusize, EasyMeasure, AR MeasureKit, Smart Measure andFit Analytics and 3DLook. These companies may already have an established market in our industry. Most of these companies have significantly greater financial and other resources than us and have been developing their products and services longer than we have been developing ours.

In addition, some of our larger competitors have substantially broader product offerings and leverage their relationships based on other products or incorporate functionality into existing products to gain business in a manner that discourages potential customers from purchasing our products. Potential customers may also prefer to purchase from their existing solution providers rather than a new solution provider regardless of product performance or features. These larger competitors often have broader product lines and market focus and will therefore not be as susceptible to downturns in a particular market. Conditions in our market could change rapidly and significantly as a result of technological advancements, partnering by our competitors or continuing market consolidation. New start-up companies that innovate and large competitors that are making significant investments in research and development may invent similar or superior products and technologies that compete with our products. In addition, some of our competitors may enter into new alliances with each other or may establish or strengthen cooperative relationships. Any such consolidation, acquisition, alliance or cooperative relationship could lead to pricing pressure and our loss of any future market share and could result in a competitor with greater financial, technical, marketing, service and other resources, all of which could harm our ability to compete. Furthermore, organizations may be more willing to incrementally add solutions to their existing infrastructure from competitors than to replace their existing infrastructure with our products. Any failure to meet and address these factors could harm our business, results of operations and financial condition.

***Our business operations and future development could be significantly disrupted if we lose key members of our management team.***

The success of our business continues to depend to a significant degree upon the continued contributions of our senior officers and key employees, both individually and as a group. Our future performance will be substantially dependent in particular on our ability to retain and motivate Ronen Luzon, our Chief Executive Officer, and certain of our other senior executive officers. The loss of the services of our Chief Executive Officer, senior officers or other key employees could have a material adverse effect on our business and plans for future development. We have no reason to believe that we will lose the services of any of these individuals in the foreseeable future; however, we currently have no effective replacement for any of these individuals due to their experience, reputation in the industry and special role in our operations. We also do not maintain any key man life insurance policies for any of our employees.

***If we are able to expand our operations, we may be unable to successfully manage our future growth.***

Our growth may strain our infrastructure and resources. Any such growth could place increased strain on our management, operational, financial and other resources, and we will need to train, motivate, and manage employees, as well as attract management, sales, finance and accounting, international, technical, and other professionals. Any failure to expand these areas and implement appropriate procedures and controls in an efficient manner and at a pace consistent with our business objectives could have a material adverse effect on our business, results of operations and financial condition.

***Our business operations are conducted in multiple languages and could be disrupted due to miscommunications or translation errors.***

The success of our business continues to depend on our marketing efforts in the United States, Europe and Israel, each of which is conducted in the local language. Miscommunications or inaccurate foreign language translations could have a material adverse effect on our business operations and financial conditions. Additionally, contracts, communications and complex technical information must be accurately translated into foreign languages.

***We will continue to incur costs and be subject to various obligations as a result of being a public company, listed in the United States and in Israel.***

We will continue to incur significant legal, accounting and other expenses as a result of being a public company, listed in the United States and in Israel. Although we will incur costs each year associated with being a publicly-traded company, it is possible that our actual costs of being a publicly-traded company will vary from year to year and may be different than our estimates. In estimating these costs, we take into account expenses related to insurance, legal, accounting and compliance activities.

Furthermore, the need to maintain the corporate infrastructure demanded of a public company may divert management's attention from implementing our growth strategy, which could prevent us from improving our business, results of operations and financial condition. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a U.S. publicly traded company. However, the measures we take may not be sufficient to satisfy our obligations as a publicly traded company.

***Any future or current litigation could have a material adverse impact on our results of operations, financial condition and liquidity.***

From time to time, we may be subject to litigation, including, among others, potential stockholder derivative actions and class actions. Risks associated with legal liability are difficult to assess and quantify, and their existence and magnitude can remain unknown for significant periods of time. Subject to certain exceptions, our Amended and Restated Certificate of Incorporation, or Certificate of Incorporation, and Amended and Restated Bylaws, or Bylaws, require us to indemnify and advance expenses to our officers and directors involved in legal proceedings. To date we have obtained directors and officers' liability, or D&O, insurance to cover some of the risk exposure for our directors and officers. Such insurance generally pays the expenses (including amounts paid to plaintiffs, fines, and expenses including attorneys' fees) of officers and directors who are the subject of a lawsuit as a result of their service to us. There can be no assurance that we will be able to continue to maintain this insurance at reasonable rates or at all, or in amounts adequate to cover such expenses should such a lawsuit occur. Without D&O insurance, the amounts we would pay to indemnify our officers and directors should they be subject to legal action based on their service to us could have a material adverse effect on our financial condition, results of operations and liquidity. Such lawsuits, and any related publicity, may result in substantial costs and, among other things, divert the attention of management and our employees. An unfavorable outcome in any claim or proceeding against us could have a material adverse impact on our financial position and results of operations for the period in which the unfavorable outcome occurs, and potentially in future periods. Further, any settlement announced by us may expose us to further claims against us by third parties seeking monetary or other damages which, even if unsuccessful, would divert management attention from the business and cause us to incur costs, possibly material, to defend such matters, which could have a material adverse impact on our financial position. See "Legal Proceedings" for more information regarding our involvement in ongoing litigation matters.

***Federal, state and local or Israeli tax rules may adversely impact our results of operations and financial position.***

We are subject to federal, state and local taxes in the U.S., as well as local taxes in Israel in respect to our operations in Israel. Although we believe our tax estimates are reasonable, if the Internal Revenue Service or other taxing authority disagrees with the positions we have taken on our tax returns, we could face additional tax liability, including interest and penalties. If material, payment of such additional amounts upon final adjudication of any disputes could have a material impact on our results of operations and financial position. In addition, complying with new tax rules, laws or regulations could impact our financial condition, and increases to federal or state statutory tax rates and other changes in tax laws, rules or regulations may increase our effective tax rate. Any increase in our effective tax rate could have a material impact on our financial results.

***A significant majority of Orgad's revenue is from sales of products on Amazon's U.S. Marketplace and any change, limitation or restriction on our ability to operate on Amazon's platform or any other marketplace could have a material adverse impact to our business, results of operations, financial condition and prospects.***

Orgad, our wholly owned subsidiary, operates an omnichannel e-commerce platform engaged in online retailing in the global market. It operates as a third-party seller on Amazon.com, eBay and others. A substantial percentage of Orgad's revenue is driven by sales on Amazon's U.S. marketplace and Orgad is subject to terms of service of Amazon and other maketplaces and various other seller policies and services that apply to third parties selling products on Amazon and other marketplaces. Generally, a marketplace has the right to terminate or suspend its agreement with Orgad at any time and for any reason. Such marketplace may take other actions against Orgad such as suspending or terminating a seller account or product listing and withholding payments owed to Orgad indefinitely. For example, in July 2022, Amazon deactivated Orgad's Amazon U.S. store as a result of complaints submitted due to an error in the listed manufacturer of certain products on Orgad's store. Although its account was subsequently reinstated in September 2022, if the deactivation were to occur in the future for a prolonged period of time, or if Amazon were to terminate Orgad's account, this would have a material adverse effect on our business, results of operations, financial condition and prospects. While Orgad endeavors to materially comply with the terms of services of the marketplaces on which it operates, we can provide no assurance that these marketplaces will have the same determination with respect to our compliance.

In addition, Amazon and other marketplaces can make changes to its platform that could require Orgad to change the manner in which it operates, limit its ability to successfully launch new products or increase its costs to operate and such changes could have an adverse effect on our business, results of operations, financial condition and prospects. Examples of changes that could impact us relate to platform fee charges (i.e., selling commissions), exclusivity, inventory warehouse availability, excluded products and limitations on sales and marketing. Any change, limitation or restriction on our ability to sell on Amazon's platform or any other marketplace, even if temporary, could have a material impact on our business, results of operations, financial condition and prospects.

Orgad also relies on services provided by Amazon's fulfillment platform, including Prime Certification, which provides for expedited shipping to the consumer, an important aspect in the buying decision for consumers. For products that Orgad fulfills itself, Orgad is qualified to offer our products for sale with Prime Certification delivery. Any inability to market our products for sale with expedited delivery provided under Prime Certification could have a material impact on our business, results of operations, financial condition and prospects. Failure to remain compliant with the best fulfillment practices on Amazon's platform could have a material impact on our business, results of operations, financial condition and prospects. In addition, due to the COVID-19 pandemic, Amazon has changed the amount of inventory it accepts per product for a period of time. If this were to continue it could cause us to miss sales and/or pay additional shipping costs which would harm our business operations and financial conditions.

***Orgad's business depends on its ability to build and maintain strong product listings on e-commerce platforms. Orgad may not be able to maintain and enhance our product listings if it receives unfavorable customer complaints, negative publicity or otherwise fails to live up to consumers' expectations, which could materially adversely affect our business, results of operations and growth prospects.***

Maintaining and enhancing Orgad's product listings is critical in expanding and growing its business. However, a significant portion of Orgad's perceived performance to the customer depends on third parties outside of its control, including suppliers and third-party delivery agents as well as online retailers such as Amazon and eBay. Because Orgad's agreements with its online retail partners are generally terminable at will, it may be unable to maintain these relationships, and our results of operations could fluctuate significantly from period to period. Because Orgad relies on third parties to deliver its products, it is subject to shipping delays or disruptions caused by inclement weather, natural disasters, labor activism, health epidemics or bioterrorism. It may also experience shipping delays or disruptions due to other carrier-related issues relating to their own internal operational capabilities. Further, Orgad relies on the business continuity plans of these third parties to operate during pandemics, like the COVID-19 pandemic, and it has limited ability to influence their plans, prevent delays, and/or cost increases due to reduced availability and capacity and increased required safety measures.

Customer complaints or negative publicity about its products, delivery times, or marketing strategies, even if not accurate, especially on blogs, social media websites and third-party market sites, could rapidly and severely diminish consumer view of Orgad's product listings and result in harm to its brand. Customers may also make safety-related or other types of claims regarding products sold through our online retail partners, such as Amazon, which may result in an online retail partner removing the product from its marketplace. We also use and rely on other services from third parties, such as our telecommunications services, and those services may be subject to outages and interruptions that are not within our control.

***Orgad faces risks related to successfully optimizing and operating its fulfillment and customer service operations.***

Failures to adequately predict customer demand or otherwise optimize and operate its fulfillment and customer service operations successfully from time to time result in excess or insufficient fulfillment or customer service capacity, increased costs, and impairment charges, any of which could materially harm our business. As Orgad continues to add fulfillment and customer service capability or add new businesses with different requirements, its fulfillment and customer service operations become increasingly complex and operating them becomes more challenging. There can be no assurance that Orgad will be able to operate our operations effectively.

In addition, failure to optimize inventory in our fulfillment operations increases net shipping cost by requiring long-zone or partial shipments. Orgad may be unable to adequately staff its fulfillment and customer service operations. Orgad's failure to properly handle such inventory or to accurately forecast product demand may result in it being unable to secure sufficient storage space or to optimize its fulfillment operations or cause other unexpected costs and other harm to our business and reputation.

Orgad relies on a limited number of shipping companies to deliver inventory to it and completed orders to our customers. The inability to negotiate acceptable terms with these companies or performance problems or other difficulties experienced by these companies could negatively impact our operating results and customer experience. In addition, Orgad's ability to receive inbound inventory efficiently and ship completed orders to customers also may be negatively affected by natural or man-made disasters, extreme weather, geopolitical events and security issues, labor or trade disputes, and similar events.

***The variability in Orgad's retail business places increased strain on its operations.***

Demand for Orgad's product listings can fluctuate significantly for many reasons, including as a result of seasonality, promotions, product launches, or unforeseeable events, such as in response to natural or man-made disasters, extreme weather, or geopolitical events. For example, Orgad expects a disproportionate amount of our retail sales to occur during our fourth quarter. Failure to stock or restock popular products in sufficient amounts such that Orgad fails to meet customer demand could significantly affect our revenue and our future growth. If too many customers access the websites on which Orgad engages in online retailing within a short period of time due to increased demand, Orgad may experience system interruptions that make the websites unavailable or prevent us from efficiently fulfilling orders, which may reduce the volume of goods its offers or sell and the attractiveness of its products. In addition, Orgad may be unable to adequately staff for fulfillment of orders and customer service during these peak periods and delivery and other fulfillment companies and customer service co-sourcers may be unable to meet the seasonal demand.

***Our business is subject to the risks of earthquakes, fire, power outages, floods, health risks and other catastrophic events, and to interruption by man-made problems such as terrorism.***

Natural disasters, such as fire or floods, a significant power outage, telecommunications failure, terrorism, an armed conflict, cyberattacks, epidemics and pandemics such as COVID-19, or other geo-political unrest could affect our supply chain, manufacturers, logistics providers, channel partners, or end-customers or the economy as a whole and such disruption could impact us and the shipments and sales. These risks may be further increased if the disaster recovery plans for us and our suppliers prove to be inadequate. To the extent that any of the above should result in delays or cancellations of customer orders, the loss of customers, or the delay in the deployment or shipment of products, our business, financial condition, and operating results would be adversely affected.

For example, on January 2, 2023, Orgad experienced a fire at its warehouse in Israel. We are not aware of any casualties or injuries associated with the fire. We shifted Orgad's operation to its headquarters. The value of the inventory that was in the warehouse was approximately $640,000. We believe that this incident did not affect the future sales results of Orgad for the year of 2023. The inventory was not insured, we and the lessor signed an agreement to settle the issue in which we paid to the lessor an amount of $50,000 to cover his loss.

***Our business could be negatively impacted by unsolicited takeover proposals, by shareholder activism or by proxy contests relating to the election of directors or other matters.***

Our business could be negatively affected as a result of an unsolicited takeover proposal, by shareholder activism or a proxy contest. During 2021, an activist shareholder sought to make changes to our board of directors, among other matters, which ultimately resulted in us entering into a settlement agreement with the activist shareholder and another shareholder, and for which considerable costs were incurred and absorbed significant time and attention by management and the board of directors. A future proxy contest, unsolicited takeover proposal, or other shareholder activism relating to the election of directors or other matters would most likely require us to incur significant legal fees and proxy solicitation expenses and require significant time and attention by management and our Board of Directors. The potential of a proxy contest, unsolicited takeover proposal, or other shareholder activism could interfere with our ability to execute our strategic plan, give rise to perceived uncertainties as to our future direction, result in the loss of potential business opportunities or make it more difficult to attract and retain qualified personnel, any of which could materially and adversely affect our business and operating results.

***Environmental, social and corporate governance (ESG) issues, including those related to climate change and sustainability, may have an adverse effect on our business, financial condition and results of operations and damage our reputation.***

There is an increasing focus from certain investors, customers, consumers, employees and other stakeholders concerning ESG matters. Additionally, public interest and legislative pressure related to public companies' ESG practices continue to grow. If our ESG practices fail to meet regulatory requirements or investor, customer, consumer, employee or other shareholders' evolving expectations and standards for responsible corporate citizenship in areas including environmental stewardship, support for local communities, Board of Director and employee diversity, human capital management, employee health and safety practices, product quality, supply chain management, corporate governance and transparency, our reputation, brand and employee retention may be negatively impacted, and our customers and suppliers may be unwilling to continue to do business with us.

Customers, consumers, investors and other shareholders are increasingly focusing on environmental issues, including climate change, energy and water use, plastic waste and other sustainability concerns. Concern over climate change may result in new or increased legal and regulatory requirements to reduce or mitigate impacts to the environment. Changing customer and consumer preferences or increased regulatory requirements may result in increased demands or requirements. Complying with these demands or requirements could cause us to incur additional manufacturing, operating or product development costs.

If we do not adapt to or comply with new regulations, including the SEC's recently adopted rules that would require companies to provide expanded climate-related disclosures in their periodic reporting, which may require us to incur significant additional costs to comply and impose increased oversight obligations on our management and board of directors, or fail to meet evolving investor, industry or stakeholder expectations and concerns regarding ESG issues, investors may reconsider their capital investment in our company, we may become subject to penalties, and customers and consumers may choose to stop purchasing our products, if approved for commercialization, which could have a material adverse effect on our reputation, business or financial condition.

***Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.***

Our business depends on the economic health of the global economies. If the conditions in the global economies remain uncertain or continue to be volatile, or if they deteriorate, including as a result of the impact of military conflict, such as the war between Russia and Ukraine, terrorism or other geopolitical events, our business, operating results and financial condition may be materially adversely affected. Economic weakness, inflation and increases in interest rates, limited availability of credit, liquidity shortages and constrained capital spending have at times in the past resulted, and may in the future result, in challenging and delayed sales cycles, slower adoption of new technologies and increased price competition, and could negatively affect our ability to forecast future periods, which could result in an inability to satisfy demand for our products and a loss of market share.

In addition, increases in inflation raise our costs for commodities, labor, materials and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. Additionally, increases in inflation, along with the uncertainties surrounding a resurgence of COVID-19, geopolitical developments and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty and uncertainty about the interest rate environment, which may make it more difficult, costly or dilutive for us to secure additional financing. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows.

There can be no assurance that future credit and financial market instability and a deterioration in confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, liquidity shortages, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, or if adverse developments are experienced by financial institutions, it may cause short-term liquidity risk and also make any necessary debt or equity financing more difficult, more costly, more onerous with respect to financial and operating covenants and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to alter our operating plans. In addition, there is a risk that one or more of our service providers, financial institutions, manufacturers, suppliers and other partners may be adversely affected by the foregoing risks, which could directly affect our ability to attain our operating goals on schedule and on budget.

***Our business may be adversely affected by the impact of any resurgence of the COVID-19 pandemic.***

Public health epidemics or outbreaks could adversely impact our business. In late 2019, a novel strain of COVID-19, also known as coronavirus, was reported in Wuhan, China. While initially the outbreak was largely concentrated in China, it spread worldwide. Many countries around the world, including in Israel, implemented significant governmental measures to control the spread of the virus, including temporary closure of businesses, severe restrictions on travel and the movement of people, and other material limitations on the conduct of business. These measures haven historically resulted in work stoppages and other disruptions. If there is a resurgence of the COVID-19 pandemic, this could adversely impact our operations, including among others, our sales and marketing efforts and our ability to raise additional funds, and accordingly, the impact of COVID-19 could have an adverse impact on our business and our financial results.

## Risks Related to Our Operations In Israel

***Our headquarters and some of our operations are located in Israel, and therefore, political, economic and military conditions in Israel may affect our operations and results.***

Our headquarters and some of our operations are located in central Israel and our key employees, officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business and operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our operations and results of operations and could make it more difficult for us to raise capital.

In particular, in October 2023, Hamas terrorists infiltrated Israel's southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel's border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in thousands of deaths and injuries, and Hamas additionally kidnapped many Israeli civilians and soldiers. Following the attack, Israel's security cabinet declared war against Hamas and commenced a military campaign against Hamas and these terrorist organizations in parallel continued rocket and terror attacks. As a result of the events of October 7, 2023, the Israeli government declared that the country was at war and the Israeli military began to call-up reservists for active duty. None of our full-time or part-time employees in Israel were called up for reserve service. Military service call ups that result in absences of personnel from us for an extended period of time may materially and adversely affect our business, prospects, financial condition and results of operations.

Since the war broke out on October 7, 2023, our operations have not been adversely affected by this situation, and we have not experienced disruptions to our business operations. In particular, most of our operations are in Spain. However, the intensity and duration of Israel's current war against Hamas is difficult to predict at this stage, as are such war's economic implications on our business and operations and on Israel's economy in general. If the war extends for a long period of time or expands to other fronts, such as Lebanon, Syria and the West Bank, our operations may be adversely affected.

In addition, since the commencement of these events, there have been continued hostilities along Israel's northern border with Lebanon (with the Hezbollah terror organization) and southern border (with the Houthi movement in Yemen). It is possible that hostilities with Hezbollah in Lebanon will escalate, and that other terrorist organizations, including Palestinian military organizations in the West Bank as well as other hostile countries, such as Iran, will join the hostilities. Such clashes may escalate in the future into a greater regional conflict. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthi movement in Yemen and various rebel militia groups in Syria. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business may decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. In recent years, the hostilities involved missile strikes against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel.

Our commercial insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

The continued political instability and hostilities between Israel and its neighbors and any future armed conflict, terrorist activity or political instability in the region could adversely affect our operations in Israel and adversely affect the market price of our shares of common stock. In addition, several organizations and countries may restrict doing business with Israel and Israeli companies have been and are today subjected to economic boycotts. The interruption or curtailment of trade between Israel and its present trading partners could adversely affect our business, financial condition and results of operations.

Finally, political conditions within Israel may affect our operations. Israel has held five general elections between 2019 and 2022, and prior to October 2023, the Israeli government pursued extensive changes to Israel's judicial system, which sparked extensive political debate and unrest. To date, these initiatives have been substantially put on hold. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and growth prospects.

***Some of our employees are obligated to perform military reserve duty in Israel.***

Many Israeli citizens, including our employees are obligated to perform one month, and in some cases more, of annual military reserve duty until they reach the age of 40 (or older, for reservists with certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups. Such disruption could materially adversely affect our business, results of operations and financial condition.

***It may be difficult to enforce a non-Israeli judgment against the Company or its officers and directors.***

The operating subsidiary of ours is incorporated in Israel. All of our executive officers and directors are not residents of the United States, and a substantial portion of our assets and the assets of our executive officers and directors are located outside the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not necessarily be enforced by an Israeli court. It also may be difficult to affect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to U.S. securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law often involves the testimony of expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, it may be impossible to collect any damages awarded by either a U.S. or foreign court.

***Our international operations could expose us to additional risks, including exchange rate fluctuations, legal regulations and political or economic instability that could harm our business and operating results.***

Our international operations expose us to the following risks which may have a material adverse effect on our business and operating results:

● devaluations and fluctuations in currency exchange rates including fluctuations between the U.S. dollar and the NIS and the Russian Ruble;

● costs of compliance with local laws, including labor laws and intellectual property laws;

- compliance with domestic and foreign government policies;

- changes in trade regulations and procedures affecting approval, production, pricing, marketing, reimbursement for and access to, our products;

- compliance with applicable foreign anti-corruption laws, anti-trust/competition laws, anti-Boycott Israel law and anti-money laundering laws; and

- economic and geopolitical developments and conditions, including ongoing instability in global economies and financial markets, international hostilities, acts of terrorism and governmental reactions, inflation, outbreaks of contagious disease (e.g., the COVID-19 pandemic) and military and political alliances.

**Risks Related to Our Common Stock**

*A more active, liquid trading market for our common stock may not develop, and the price of our common stock may fluctuate significantly.*

Although our common stock is listed on the Nasdaq Capital Market, it has only been traded on the Nasdaq Capital Market since July 25, 2016. There has been relatively limited trading volume in the market for our common stock, and a more active, liquid public trading market may not develop or may not be sustained. Limited liquidity in the trading market for our common stock may adversely affect a stockholder's ability to sell its shares of common stock at the time it wishes to sell them or at a price that it considers acceptable. If a more active, liquid public trading market does not develop, we may be limited in our ability to raise capital by selling shares of common stock and our ability to acquire other companies or assets by using shares of our common stock as consideration. In addition, if there is a thin trading market or "float" for our stock, the market price for our common stock may fluctuate significantly more than the stock market as a whole. Without a large float, our common stock would be less liquid than the stock of companies with broader public ownership and, as a result, the trading prices of our common stock may be more volatile and it would be harder for you to liquidate any investment in our common stock. Furthermore, the stock market is subject to significant price and volume fluctuations, and the price of our common stock could fluctuate widely in response to several factors, including:

- our quarterly or annual operating results;

- changes in our earnings estimates;

- investment recommendations by securities analysts following our business or our industry;

- additions or departures of key personnel;

- changes in the business, earnings estimates or market perceptions of our competitors;

- our failure to achieve operating results consistent with securities analysts' projections;

- changes in industry, general market or economic conditions;

- announcements of legislative or regulatory changes; and

- natural disasters (including for example, the fire in the Orgad warehouse in January 2023) and political and economic instability, including wars, terrorism, political unrest, results of certain elections and votes, emergence of a pandemic, or other widespread health emergencies (or concerns over the possibility of such an emergency, including for example, the recent resurgence of the COVID-19 pandemic), boycotts, adoption or expansion of government trade restrictions, and other business restrictions.

The stock market has experienced extreme price and volume fluctuations in recent years that have significantly affected the quoted prices of the securities of many companies. The changes often appear to occur without regard to specific operating performance. The price of our common stock could fluctuate based upon factors that have little or nothing to do with us and these fluctuations could materially reduce our stock price.

***Sales by our stockholders of a substantial number of shares of our common stock in the public market could adversely affect the market price of our common stock.***

If any of our shareholders were to decide to sell large amounts of stock over a short period of time (presuming such sales were permitted) such sales could cause the market price of our common stock to drop significantly, even if our business is doing well. Further, the market price of our common stock could decline as a result of the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate.

***We are a smaller reporting company and, as a result of the reduced disclosure and governance requirements applicable to such companies, our common stock may be less attractive to investors.***

We are a smaller reporting company, (i.e. a company with "public float" held by non-affiliates with a market value of less than $250 million) and we are eligible to take advantage of certain exemptions from various reporting requirements applicable to other public companies. We have elected to adopt these reduced disclosure requirements. We cannot predict if investors will find our common stock less attractive as a result of our taking advantage of these exemptions. If some investors find our common stock less attractive as a result of our choices, there may be a less active trading market for our common stock and our stock price may be more volatile.

***We do not expect to pay any cash dividends in the foreseeable future.***

We have never declared or paid cash dividends on our common stock. We intend to retain our future earnings, if any, in order to reinvest in the development and growth of our business and, therefore, do not intend to pay dividends on our common stock for the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, and such other factors as our board of directors deems relevant. Investors should not purchase our common stock expecting to receive cash dividends. Because we do not pay dividends, and there may be limited trading, investors may not have any manner to liquidate or receive any payment on their investment. Therefore, our failure to pay dividends may cause investors to not see any return on investment even if we are successful in our business operations. In addition, because we do not pay dividends we may have trouble raising additional funds, which could affect our ability to expand our business operations.

***We can sell additional shares of common stock without consulting stockholders and without offering shares to existing stockholders, which would result in dilution of shareholders' interests in the company and could depress our stock price.***

Our Certificate of Incorporation currently authorizes 250,000,000 shares of common stock, of which 5,091,668 are currently outstanding as of March 10, 2024 and our board of directors is authorized to issue additional shares of our common stock. Although our board of directors intends to utilize its reasonable business judgment to fulfil its fiduciary obligations to our then existing stockholders in connection with any future issuance of our capital stock, the future issuance of additional shares of our capital stock could cause immediate, and potentially substantial, dilution to our existing stockholders, which could also have a material effect on the market value of the shares. Further, other than certain participation rights that we have granted in a past offering, our shares do not have preemptive rights, which means we can sell shares of our capital stock to other persons without offering purchasers in this offering the right to purchase their proportionate share of such offered shares. Therefore, any additional sales of stock by us could dilute your ownership interest in our Company.

***Our quarterly operating results may fluctuate significantly.***

We expect our operating results to be subject to quarterly fluctuations. Our net loss and other operating results will be affected by numerous factors, including:

● variations in the level of expenses related to our research and development;

● any lawsuits in which we may become involved;

- regulatory developments affecting our products; and

- our execution of any collaborative, licensing or sales agreements, and the timing of payments under these arrangements.

If our quarterly operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Furthermore, any quarterly fluctuations in our operating results may, in turn, cause the price of our common stock to fluctuate substantially.

***If we fail to comply with the rules under the Sarbanes Oxley Act of 2002 related to accounting controls and procedures or if we discover material weaknesses and deficiencies in our internal control and accounting procedures, our stock price could decline significantly and raising capital could be more difficult.***

If we fail to comply with the rules under the Sarbanes-Oxley Act of 2002 related to disclosure controls and procedures, or, if we discover material weaknesses and other deficiencies in our internal control and accounting procedures, our stock price could decline significantly and raising capital could be more difficult. Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting and, if we are no longer a non-accelerated filer, a report by our independent auditors addressing these assessments. If material weaknesses or significant deficiencies are discovered or if we otherwise fail to achieve and maintain the adequacy of our internal control, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to helping prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our common stock could drop significantly.

***Our Certificate of Incorporation, Bylaws and Delaware law may have anti-takeover effects that could discourage, delay or prevent a change in control, which may cause our stock price to decline.***

Our Certificate of Incorporation, Bylaws and Delaware law could make it more difficult for a third-party to acquire us, even if closing such a transaction would be beneficial to our stockholders. Provisions of our Certificate of Incorporation, Bylaws and Delaware law also could have the effect of discouraging potential acquisition proposals or making a tender offer or delaying or preventing a change in control, including changes a stockholder might consider favorable. Such provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. In particular, the Certificate of Incorporation, Bylaws and Delaware law, as applicable, among other things:

- provide the board of directors with the ability to alter the Bylaws without stockholder approval;

- the classification of our board of directors;

- place limitations on the removal of directors;

- provide that vacancies on the Board of Directors may be filled by a majority of directors in office, although less than a quorum;

- require that stockholder actions must be affected at a duly called stockholder meeting and generally prohibiting stockholder actions by written consent;

- eliminate the ability of stockholders to call a special meeting of stockholders; and

- establish advance notice requirements for nominations for election to the Board of Directors or for proposing matters that can be acted upon at duly called stockholder meetings.

We are subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits "business combinations" between a publicly-held Delaware corporation and an "interested stockholder," which is generally defined as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation's voting stock for a three-year period following the date that such stockholder became an interested stockholder. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with our board. These provisions may delay or prevent someone from acquiring or merging with us, which may cause the market price of our common stock and the value of our securities to decline.

***If we fail to comply with the continued listing requirements of the Nasdaq Capital Market, our common stock may be delisted and the price of our common stock and our ability to access the capital markets could be negatively impacted.***

Nasdaq has established certain standards for the continued listing of a security on the Nasdaq Capital Market. The standards for continued listing include, among other things, that the minimum bid price for the listed securities not fall below $1.00 per share for a period of 30 consecutive trading days and that we maintain a minimum of $2,500,000 in shareholders' equity.

On November 3, 2023, we were notified, or the Notification Letter, by the Nasdaq Listing Qualifications that we are not in compliance with the minimum bid price requirements set forth in Nasdaq Listing Rule 5550(a)(2), or the Rule, for continued listing on The Nasdaq Capital Market.

The Notification Letter provides that the Company has 180 calendar days, or until May 1, 2024, to regain compliance with the Rule. To regain compliance, the bid price of our common stock must have a closing bid price of at least $1.00 per share for a minimum of 10 consecutive business days. In the event we do not regain compliance by May 1, 2024, we may then be eligible for additional 180 days if we meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period. If we do not qualify for the second compliance period or fail to regain compliance during the second compliance period, then Nasdaq will notify us of its determination to delist our common stock, at which point we will have an opportunity to appeal the delisting determination to a Hearings Panel.

No assurance can be given that we will be able to regain compliance with the Rule. Failure to meet applicable Nasdaq continued listing standards could result in a delisting of our common stock. A delisting of our common stock from Nasdaq could materially reduce the liquidity of our common stock and result in a corresponding material reduction in the price of our common stock. In addition, delisting could harm our ability to raise capital through alternative financing sources on terms acceptable to us, or at all, and may result in the potential loss of confidence by investors, employees and fewer business development opportunities.

***The exercise of outstanding warrants and stock options will have a dilutive effect on the percentage ownership of our capital stock by existing stockholders.***

As of March 9, 2024, we had outstanding warrants to acquire 6,044,294 shares of our common stock and stock options to purchase 257,144 shares of our common stock, which warrants and options are exercisable for prices ranging between $0.48 and $42.25. The expiration of the term of such options and warrants range from 0.50 years to 4.98 years. If a significant number of such warrants and stock options are exercised by the holders, the percentage of our common stock owned by our existing stockholders will be diluted.

***Were our common stock to become subject to the penny stock rules then this could result in U.S. broker-dealers becoming discouraged from effecting transactions in shares of our common stock.***

Rule 15g-9 under the Exchange Act establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. If we do not retain a listing on the Nasdaq Capital Market or do not meet certain net tangible asset or average revenue requirements and if the price of our common stock is less than $5.00, our common stock will be deemed a penny stock. For any transaction involving a penny stock, unless exempt, the rules require: (a) that a broker or dealer approve a person's account for transactions in penny stocks; and (b) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must: (a) obtain financial information and investment experience objectives of the person and (b) make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which: (a) sets forth the basis on which the broker or dealer made the suitability determination; and (b) confirms that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our common stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker or dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

***Sales of our currently issued and outstanding stock may become freely tradable pursuant to Rule 144 and may dilute the market for your shares and have a depressive effect on the price of the shares of our common stock.***

A portion of our outstanding shares of common stock are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Securities Act and as required under applicable state securities laws. Rule 144 provides in essence that an affiliate (as such term is defined in Rule 144(a)(1)) of an issuer who has held restricted securities for a period of at least six months (one year after filing Form 10 information with the SEC for shell companies and former shell companies) may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1% of a company's outstanding shares of common stock or the average weekly trading volume during the four calendar weeks prior to the sale (the four calendar week rule does not apply to companies quoted on the OTC Markets). Rule 144 also permits, under certain circumstances, the sale of securities, without any limitation, by a person who is not an Affiliate of the Company and who has satisfied a one-year holding period. A sale under Rule 144 or under any other exemption from the Securities Act, if available, or pursuant to subsequent registrations of our shares of common stock, may have a depressive effect upon the price of our shares of common stock in any active market that may develop.

***We are a former "shell company" and as such are subject to certain limitations not applicable to other public companies generally.***

Prior to our suspension of reporting in 2012, we were a public reporting "shell company," as defined in Rule 12b-2 under the Exchange Act. Although we are no longer a "shell company," we are subject to certain restrictions under the Securities Act for the resale of securities issued by issuers that have been at any time previously a shell company. Specifically, the Rule 144 safe harbor available for the resale of our restricted securities is only available to our stockholders if we have filed all reports and other materials required to be filed by Section 13 or 15(d) of the Securities and Exchange Act of 1934, as amended, or the Exchange Act, as applicable, during the preceding twelve months, other than current reports on Form 8-K, at the time of the proposed sale, regardless of whether the restricted securities were initially issued at the time we were a shell company or subsequent to termination of such status. Accordingly, holders of our "restricted securities" within the meaning of Rule 144 will be subject to the conditions set forth in Rule 144 with respect to our company. Other reporting companies that are not former shell companies and have been reporting for more than twelve months are not subject to this same reporting threshold for non-affiliate reliance on Rule 144. Accordingly, any restricted securities we have sold or sell in the future or issue to consultants or employees, in consideration for services rendered or for any other purpose, may not be resold unless such securities are registered with the SEC or the requirements of Rule 144 have been satisfied. As a result, it may be harder for us to fund our operations and pay our employees and consultants with our securities instead of cash. Furthermore, it may be harder for us to raise funding through the sale of debt or equity securities unless we agree to register such securities with the SEC, which could cause us to expend additional resources in the future. Our prior status as a "shell company" could prevent us in the future from raising additional funds, engaging employees and consultants, and using our securities to pay for any acquisitions, which could cause the value of our securities, if any, to decline in value or become worthless.

**ITEM 1B. UNRESOLVED STAFF COMMENTS**

None.

**ITEM 1C. CYBERSECURITY**

We have developed and maintain a cybersecurity risk management program, consisting of cybersecurity policies, procedures, compliance and awareness programs to mitigate risk and to ensure compliance with security, availability and confidentiality trust principles. The cybersecurity process has been integrated into our overall risk management system and process, and is solely internally managed. Management is responsible for identifying risks that threaten achievement of the control activities stated in the management's description of the services organizations systems. Management has implemented a process for identifying relevant risks that could affect the organization's ability to provide secure and reliable service to its users. The risk assessment occurs annually, or as business needs change, and covers identification of risks that could act against the company's objectives as well as specific risks related to a compromise to the security of data. See "Item 1A. — Risk Factors — Risks Related to Our Company and Business — A material breach in security relating to our information systems and regulation related to such breaches could adversely affect us."

The oversight of cybersecurity threats is undertaken by our Chief Financial Officer. Our audit committee is responsible for cybersecurity oversight and monitoring risk. Management informs the audit committee of such risk by committee meetings.

As of the date of this report, we are not aware of any material risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition.

**ITEM 2. PROPERTIES**

We currently lease 1,660 square feet of office space at 4 HaYarden Street, Airport City, Israel. The lease term is for 36 months beginning on August 20, 2019 and ending on August 20, 2022, with an option to extend for an additional 36 months. Monthly rent payments, including utilities, amount to approximately $14,000 per month. We extended the lease period until August 20, 2025. On January 8, 2024, we provided a notice of six month termination to the lessor that the lease will end on July 8, 2024.

**ITEM 3. LEGAL PROCEEDINGS**

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business.

*North Empire LLC*

On August 7, 2018, we commenced an action against North Empire LLC, or North Empire, in the Supreme Court of the State of New York, County of New York for breach of a Securities Purchase Agreement or Agreement in which we are seeking damages in an amount to be determined at trial, but in no event less than $616,000. On August 2, 2018, North Empire filed a Summons with Notice against us, also in the same Court, in which they allege damages in an amount of $11.4 million arising from an alleged breach of the Agreement. On September 6, 2018, North Empire filed a Notice of Discontinuance of the action it had filed on August 2, 2018. On September 27, 2018, North Empire filed an answer and asserted counterclaims in the action commenced by us against them, alleging that we failed to deliver stock certificates to North Empire causing damage to North Empire in the amount of $10,958,589. North Empire also filed a third-party complaint against our CEO and now former Chairman of the Board asserting similar claims against them in their individual capacities. On October 17, 2018, we filed a reply to North Empire's counterclaims. On November 15, 2018, our CEO and now former Chairman of the Board filed a motion to dismiss North Empire's third-party complaint. On January 6, 2020, the Court granted the motion and dismissed the third-party complaint. Discovery has been completed and both parties have filed motions for summary judgment in connection with the claims and counterclaims. On December 30, 2021, the Court denied both My Size and North Empire's motions for summary judgment, arguing there were factual issues to be determined at trial. On January 26, 2022, the Company filed a notice of appeal of the summary judgment decision. On February 3, 2022, the Company filed a motion to reargue the Court's decision denying the Company's motion for summary judgment. On or about September 12, 2022, the Court issued its Decision and Order denying the Company's motion to reargue. North Empire filed its opposing brief on December 7, 2022. Both sides were given an opportunity to file a reply brief. We filed our reply brief on January 4, 2023 and North Empire filed its reply brief on January 13, 2023. Oral argument was held before the Appellate Court on February 7, 2023. On or about February 28, 2023, the Appellate Court filed its Decision and Order, which affirmed the lower court's decisions regarding both My Size and North Empire's motions for summary judgment and sent the case back to the Supreme Court. On or about March 13, 2023, the Supreme Court referred the case to its Alternative Dispute Program and ordered the cases to mediate. The mediation was held on July 26, 2023 and various settlement options were explored but the mediation did not lead to settlement. On December 21, 2023, a conference with the Court was held and the parties were given dates for various pre-trial filings. The next pre-trial conference is scheduled to be held on May 31, 2024, at which point the Court will schedule the matter for trial on the ultimate claims. We intend to vigorously defend any claims made by North Empire. We believe it is more likely than not that the counterclaims will be denied.

**ITEM 4. MINE SAFETY DISCLOSURES**

Not applicable.

**ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES**

**Market Information**

Our stock currently is listed on the Nasdaq under the symbol "MYSZ". Our stock has been traded on the Nasdaq since July 25, 2016.

On December 27, 2023 our shareholders approved a voluntary delisting of our common stock from trading on the TASE. On January 11, 2024, the TASE issued a notice confirming our request to delist our common stock from the TASE with the last day of trading on March 27, 2024. All of the shares of our common stock on the TASE are expected to be transferred to the Nasdaq where they will continue to be traded.

**Holders**

As of March 9, 2024, we had 68 shareholders of record. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees.

**Dividend Policy**

We have never declared or paid cash dividends on our common stock. We intend to retain our future earnings, if any, in order to reinvest in the development and growth of our business and, therefore, do not intend to pay dividends on our common stock for the foreseeable future. Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend on our financial condition, results of operations, capital requirements, and such other factors as our Board of Directors deems relevant.

**Securities Authorized for Issuance under Equity Compensation Plans**

Information about our equity compensation plans is incorporated herein by reference to "Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters", of this Annual Report on Form 10-K.

**Recent Sales of Unregistered Securities**

None.

**ITEM 6. SELECTED FINANCIAL DATA**

As a "smaller reporting company" as defined by Item 10 of Regulation S-K, we are not required to provide this information.

**ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULT OF OPERATIONS**

*You should read the following discussion along with our financial statements and the related notes included elsewhere in this Annual Report on Form 10-K. The following discussion contains forward-looking statements that are subject to risks, uncertainties and assumptions, including those discussed under "Risk Factors." Our actual results, performance and achievements may differ materially from those expressed in, or implied by, these forward-looking statements.*

## Overview

We are an omnichannel e-commerce platform and provider of AI-driven SaaS measurement solutions, including MySizeID and our recently acquired subsidiaries, Naiz Fit, which provides SaaS technology solutions that solve size and fit issues and AI solutions for smarter design through data driven decisions for fashion ecommerce companies, and Orgad, an online retailer operating in the global markets. To date, we have generated almost all our revenue as a third-party seller on Amazon. Our advanced software and solutions assists us in supply chain, identifying products that can drive growth and provides a user-friendly experience and best customer service.

We are currently focused on driving the commercialization of the Naiz Fit technology which enables shoppers to generate highly accurate measurements of their body to find the accurate fitting apparel by using our Naiz Fit Widget, a simple questionnaire which uses a database collected over the years and allows buyers to know what size to pick when buying online, reducing returns and increasing conversion rates of sellers.

Naiz Fit syncs the user's measurement data to a sizing model generated with our proprietary Garment Modelling technology for each item sold on the ecommerce, and only presents items for purchase that match their measurements to ensure a correct fit.

We are positioning ourselves as a consolidator of sizing solutions and new digital experience due to new developments for the fashion industry needs. Our other product offerings include First Look Smart Mirror for physical stores and Smart Catalog to empower brand design teams, which are designed to increase end consumer satisfaction, contributing to a sustainable world and reduce operation costs. We also recently launched True Feedback, a Go-To-market solution that extracts data from our Naiz Community mystery shoppers to fine-tune the customer experience offered to fashion buyers, both online and offline.

## Orgad Acquisition

On February 7, 2022, My Size Israel 2014 Ltd, or My Size Israel, entered into a Share Purchase Agreement, or the Orgad Agreement, with Amar Guy Shalom and Elad Bretfeld, or the Orgad Sellers, pursuant to which the Orgad Sellers agreed to sell to My Size Israel all of the issued and outstanding equity of Orgad.

Orgad operates an omnichannel e-commerce platform engaged in online retailing in the global market. It operates as a third-party seller on Amazon.com, eBay and others. Orgad currently manages more than 1,000 stock-keeping units, or SKUs, mainly in fashion, apparel and shoes.

The Orgad Sellers are the sole title and beneficial owners of 100% of the shares of Orgad. In consideration of the shares of Orgad, the Orgad Sellers are entitled to receive (i) up to $1,000,000 in cash, or the Orgad Cash Consideration, (ii) an aggregate of 111,682 shares, or the Orgad Equity Consideration, of our common stock, and (iii) earn-out payments of 10% of the operating profit of Orgad for the years 2022 and 2023. The transaction closed on the same day. In February 2024, we paid the remaining $700,000 of the Orgad Cash Consideration to the Orgad Sellers, net of a settlement amount of $275,000.

The Orgad Cash Consideration is payable to the Orgad Sellers in three installments, according to the following payment schedule: (i) $300,000, which we paid upon closing, (ii) $350,000 payable on the two-year anniversary of the closing, and (iii) $350,000 payable on the three-year anniversary of the closing, provided that in the case of the second and third installments certain revenue targets are met and subject further to certain downward post-closing adjustment.

The Orgad Equity Consideration is payable to the Orgad Sellers according to the following payment schedule: (i) 55,801 shares were issued at closing, and (ii) 55,801 shares will be issued in eight equal quarterly installments until the lapse of two years from closing, subject to certain downward post-closing adjustment.

The payment of the second and third cash installments, the equity installments and the earn out are further subject in each case to the Orgad Sellers being actively engaged with Orgad at the date such payment is due (except if the Orgad Sellers resign due to reasons relating to material reduction of salary or adverse change in their position with Orgad or its affiliates).

In connection with the Orgad Agreement, each of the Orgad Sellers entered into employment agreements with Orgad and six-month lock-up agreements with us.

**Naiz Acquisition**

On October 7, 2022, we entered into a Share Purchase Agreement, or the Naiz Agreement, with Borja Cembrero Saralegui, or Borja, Aritz Torre Garcia, or Aritz, Whitehole, S.L., or Whitehole, Twinbel, S.L., or Twinbel and EGI Acceleration, S.L., or EGI. Each of Borja, Aritz, Whitehole, Twinbel and EGI shall be referred to as the Naiz Sellers herein. Pursuant to the Naiz Agreement, the Naiz Sellers agreed to sell to My Size all of the issued and outstanding equity of Naiz Bespoke Technologies, S.L., or Naiz, a limited liability company incorporated under the laws of Spain. The acquisition of Naiz was completed on October 11, 2022.

In consideration of the purchase of the shares of Naiz, the Naiz Agreement provided that the Naiz Sellers are entitled to receive (i) an aggregate of 240,000 shares, or the Naiz Equity Consideration, of My Size common stock, or the Shares, representing in the aggregate, immediately prior to the issuance of such shares at the closing of the transaction, not more than 19.9% of the issued and outstanding Shares and (ii) up to $2,050,000 in cash, the Naiz Cash Consideration.

The Naiz Equity Consideration was issued to the Naiz Sellers at closing of the transaction of which 2,365,800 shares of My Size common stock were issued to Whitehole constituting 6.6% of our outstanding shares following such issuance. The Naiz Agreement also provides that, in the event that the actual value of the Naiz Equity Consideration (based on the average closing price of the Shares on the Nasdaq Capital Market over the 10 trading days prior to the closing of the transaction, or the Equity Value Averaging Period) is less than $1,650,000, My Size shall make an additional cash payment, or the Shortfall Value to the Naiz Sellers within 45 days of our receipt of Naiz's 2025 audited financial statements; provided that certain revenue targets are met. Following the Equity Value Averaging Period, it was determined that the Shortfall Value is $459,240.

The Naiz Cash Consideration is payable to the Naiz Sellers in five installments, according to the following payment schedule: (i) US$500,000 at closing, (ii) up to US$500,000 within 45 days of My Size's receipt of Naiz's 2022 audited financial statements, (iii) up to US$350,000 within 45 days of My Size's receipt of Naiz's unaudited financial statements for the six months ended June 30, 2023, (iv) up to $350,000 within 45 days of My Size's receipt of Naiz's unaudited financial statements for the six months ended December 31, 2023, and (v) up to $350,000 within 45 days of My Size's receipt of Naiz's 2024 audited financial statements; provided that in the case of the second, third, fourth and fifth installments certain revenue targets are met.

The payment of the second, third, fourth and fifth cash installments are further subject to the continuing employment or involvement of Borja and Aritz, or the Key Persons, by or with Naiz at the date such payment is due (except if a Key Person is terminated from Naiz due to a Good Reason (as defined in the Naiz Agreement).

The Naiz Agreement contains customary representations, warranties and indemnification provisions. In addition, the Naiz Sellers are subject to non-competition and non-solicitation provisions pursuant to which they agree not to engage in competitive activities with respect to My Size's business.

In connection with the Naiz Agreement, (i) each of the Naiz Sellers entered into six-months lock-up agreements, or the Lock-Up Agreement, with My Size, (ii) Whitehole, Twinbel and EGI entered into a voting agreement, or the Voting Agreement, with My Size and (iii) each of the Key Persons entered into employment agreements and services agreements with Naiz.

The Lock-Up Agreement provides that each Naiz Seller will not, for the six-months period following the closing of the transaction, (i) offer, pledge, sell, contract to sell, sell any option, warrant or contract to purchase, purchase any option, warrant or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Shares or any securities convertible into or exercisable or exchangeable for Shares in each case, that are currently or hereafter owned of record or beneficially (including holding as a custodian) by such Naiz Seller, or publicly disclose the intention to make any such offer, sale, pledge, grant, transfer or disposition; or (ii) enter into any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of such Naiz Seller's Shares regardless of whether any such transaction described in clause (i) or this clause (ii) is to be settled by delivery of Shares or such other securities, in cash or otherwise. The Lock-Up Agreement also contains an additional three-months "dribble-out" provision that provides following the expiration of the initial six-months lock-up period, without My Size's prior written consent (which My Size shall be permitted to withhold at its sole discretion), each Naiz Seller shall not sell, dispose of or otherwise transfer on any given day a number of Shares representing more than the average daily trading volume of the Shares for the rolling 30 day trading period prior to the date on which such Seller executes a trade of the Shares.

The Voting Agreement provides that the voting of any Shares held by each of Whitehole, Twinbel and EGI, or the Naiz Acquisition Stockholders, will be exercised exclusively by a proxy designated by My Size's board of directors from time to time, or the Proxy, and that each Naiz Acquisition Stockholder will irrevocably designate and appoint the then-current Proxy as its sole and exclusive attorney-in-fact and proxy to vote and exercise all voting right with respect to the Shares held by each Naiz Acquisition Stockholder. The Voting Agreement also provides that, if the voting power held by the Proxy, taking into account the proxies granted by the Naiz Acquisition Stockholders and the Shares owned by the Proxy, represents 20% or more of the voting power of My Size's stockholders that will vote on an item, or the Voting Power, then the Proxy shall vote such number of Shares in excess of 19.9% of the Voting Power in the same proportion as the Shares that are voted by My Size's other stockholders. The Voting Agreement will terminate on the earliest to occur of (i) such time that such Naiz Acquisition Stockholder no longer owns the Shares, (ii) the sale of all or substantially all of the assets of My Size or the consolidation or merger of My Size with or into any other business entity pursuant to which stockholders of My Size prior to such consolidation or merger hold less than 50% of the voting equity of the surviving or resulting entity, (iii) the liquidation, dissolution or winding up of the business operations of My Size, and (iv) the filing or consent to filing of any bankruptcy, insolvency or reorganization case or proceeding involving My Size or otherwise seeking any relief under any laws relating to relief from debts or protection of debtors.

## Operations in Russia

In addition to our Israel operations, we historically had operations in Russia through our wholly owned subsidiary, My Size LLC. To date, mainly due to the invasion of Ukraine by Russia and the ongoing sanctions we ceased most of our efforts in Russia and expect to dissolve the subsidiary in the near future.

## Results of Operations

The table below provides our results of operations for the periods indicated.

| | | Year ended December 31 | | |
|---|---|---|---|---|
| | | 2023 | | 2022 |
| | | (dollars in thousands) | | |
| Revenues | | 6,996 | | 4,459 |
| Cost of revenues | | (4,265) | | (3,825) |
| Gross profit | | 2,731 | | 634 |
| Research and development expenses | $ | (974) | $ | (1,701) |
| Sales and marketing | | (3,856) | | (3,143) |
| General and administrative | | (3,971) | | (3,900) |
| Impairment of goodwill | | (671) | | - |
| Operating loss | | (6,741) | | (8,110) |
| Financial income (expenses), net | | 99 | | (236) |
| Equity accounted losses | | (71) | | - |
| Income tax benefit | | 333 | | 36 |
| Net loss | $ | (6,380) | $ | (8,310) |

**Year Ended December 31, 2023 Compared to Year Ended December 31, 2022**

*Revenues*

Our revenues for the year ended December 31, 2023 amounted to $6,996,000 compared to $4,459,000 for year ended December 31, 2022. The increase from the corresponding period is primarily attributable to an increase in Orgad sales and revenue generated from Naiz Fit that was acquired in October 2022 and therefore were consolidated for three months as opposed to twelve months in 2023.

*Cost Of Revenues*

Our cost of revenues expenses for the year ended December 31, 2023 amounted to $4,265,000 compared to $3,825,000 for the year ended December 31, 2022. The cost of revenues includes cash and equity liabilities expenses in the amount of $21,000 and an inventory mark-down of $643,000 due to the fire that occurred in Orgad's warehouse during January 2023. The increase in comparison with the corresponding period was due to the inventory mark down and increase in sales.

*Research and Development Expenses*

Our research and development expenses for the year ended December 31, 2023 amounted to $974,000, a decrease of $727,000, or approximately 42.7%, compared to $1,701,000 for the year ended December 31, 2022. The decrease from the corresponding period primarily resulted from a decrease in salaries expenses due to reduced headcount and a decrease in subcontractor expenses.

*Sales and Marketing Expenses*

Our sales and marketing expenses for the year ended December 31, 2023 amounted to $3,856,000 an increase of $713,000, or 22.7%, compared to $3,143,000 for the year ended December 31, 2022. The increase primarily resulted from an increase in Amazon fees due to the increase in sales offset by a decrease in salary expenses due to reduced headcount, consultant expenses, travel and marketing expenses.

*General and Administrative Expenses*

Our general and administrative expenses for the year ended December 31, 2023 amounted to $3,971,000, an increase of $71,000, or 1.8%, compared to $3,900,000 for the year ended December 31, 2022. The increase compared to the corresponding period was mainly due to an increase in professional expenses which includes increase in audit and legal expenses and investor relations, offset by a decrease in cash and equity liabilities expenses attributed to Orgad and Naiz Fit acquisitions.

*Impairment of goodwill*

Our goodwill impairment charge of $671,000 recorded in Impairment of goodwill for year ended December 31, 2023. No impairment was recorded for the year ended December 31, 2022.

*Operating Loss*

As a result of the foregoing, for the year ended December 31, 2023, our operating loss was $6,741,000, a decrease of $1,369,000 or 16.9%, compared to our operating loss for the year ended December 31, 2022 of $8,110,000.

*Financial Income, Net*

Our financial income, net for the year ended December 31, 2023 amounted to $99,000 compared to financial expenses of, $236,000 for the year ended December 31, 2022. In 2023, we had financial expenses exchange rate differences offset by an income from fair value revaluation of investment in marketable securities whereas in 2022 we had financial income from the fair value revaluation of warrants offset by expenses from exchange rate differences and expenses from fair value revaluation of investment in marketable securities.

*Net Loss*

As a result of the foregoing, our net loss for the year ended December 31, 2023 was $6,380,000 compared to net loss of $8,310,000 for the year ended December 31, 2022. The decrease in net loss was mainly due to the reasons mentioned above.

**Liquidity and Capital Resources**

Since our inception, we have funded our operations primarily through public and private offerings of debt and equity in Israel and in the U.S.

As of December 31, 2023, we had cash, cash equivalents and restricted cash of $2,264,000 compared to $2,363,000 cash, cash equivalents, restricted cash as of December 31, 2022. In January 2023, we completed a registered direct and concurrent private placement offering resulting in gross proceeds of approximately $3 million. In August 2023, we completed a warrant repricing transaction resulting in gross proceeds of approximately $4.2 million. This decrease primarily resulted from operating activities, the acquisition of Orgad and Naiz Fit, and resources that were deployed to grow of both businesses.

Net cash used in operating activities was $6,106,000 for the year ended December 31, 2023 compared to $7,290,000 for the year ended December 31, 2022. The decrease in cash used in operating activity is derived mainly from the decrease in the net loss offset by the change in inventory and change in account receivable.

Net cash flow from investing activities was $7,000 for the year ended December 31, 2023 compared to net cash provided by investing activities of $993,000 for the year ended December 31, 2022. The net cash used in investing activities for the year ended December 31, 2022 was mainly from Acquisition of a subsidiary and establishing the JVa joint venture in Brazil, which has subsequently been terminated.

Net cash provided by financing activities was $6,134,000 for the year ended December 31, 2023 as opposed to negative cash flow of $67,000 for the year ended December 31, 2022. The cash flow provided by financing activities for the year ended December 31, 2023 was mainly due to the public and private offerings that occurred in January and August 2023.

We expect that we will continue to generate losses and negative cash flows from operations for the foreseeable future. Based on the projected cash flows and cash balances as of December 31, 2023, we believe our existing cash will not be sufficient to fund operations for a period of more than 12 months. As a result, there is substantial doubt about our ability to continue as a going concern. We will need to raise additional capital, which may not be available on reasonable terms or at all. Additional capital would be used to accomplish the following:

- finance our current operating expenses;

- pursue growth opportunities;

- hire and retain qualified management and key employees;

- respond to competitive pressures;

- comply with regulatory requirements; and

- maintain compliance with applicable laws.

Current conditions in the capital markets are such that traditional sources of capital may not be available to us when needed or may be available only on unfavorable terms. Our ability to raise additional capital, if needed, will depend on conditions in the capital markets, economic conditions, the Russian invasion of Ukraine, the current war between Israel and Hamas, the impact of the recent resurgence of the COVID-19 pandemic and a number of other factors, many of which are outside our control, and on our financial performance. Accordingly, we cannot assure you that we will be able to successfully raise additional capital at all or on terms that are acceptable to us. If we cannot raise additional capital when needed, it may have a material adverse effect on our business, results of operations and financial condition.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of such securities could result in substantial dilution for our current stockholders. The terms of any securities issued by us in future capital transactions may be more favorable to new investors, and may include preferences, superior voting rights and the issuance of warrants or other derivative securities, which may have a further dilutive effect on the holders of any of our securities then-outstanding. We may issue additional shares of our common stock or securities convertible into or exchangeable or exercisable for our common stock in connection with hiring or retaining personnel, option or warrant exercises, future acquisitions or future placements of our securities for capital-raising or other business purposes. The issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our common stock to decline and existing stockholders may not agree with our financing plans or the terms of such financings. In addition, we may incur substantial costs in pursuing future capital financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we issue, such as convertible notes and warrants, which may adversely impact our financial condition. Furthermore, any additional debt or equity financing that we may need may not be available on terms favorable to us, or at all. If we are unable to obtain such additional financing on a timely basis, we may have to curtail our development activities and growth plans and/or be forced to sell assets, perhaps on unfavorable terms, or we may have to cease our operations, which would have a material adverse effect on our business, results of operations and financial condition.

We have not entered into any transactions with unconsolidated entities in which we have financial guarantees, subordinated retained interests, derivative instruments or other contingent arrangements that expose us to material continuing risks, contingent liabilities or any other obligations under a variable interest in an unconsolidated entity that provides us with financing, liquidity, market risk or credit risk support.

**Recently Issued Accounting Pronouncements**

Certain recently issued accounting pronouncements are discussed in Note 2, Significant Accounting Policies, to the consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

**Off-Balance Sheet Arrangements**

We have not entered into any transactions with unconsolidated entities in which we have financial guarantees, subordinated retained interests, derivative instruments or other contingent arrangements that expose us to material continuing risks, contingent liabilities or any other obligations under a variable interest in an unconsolidated entity that provides us with financing, liquidity, market risk or credit risk support.

**Application of Critical Accounting Policies and Estimates**

Our management's discussion and analysis of our financial condition and results of operations is based on our financial statements, which we have prepared in accordance with U.S. generally accepted accounting principles issued by the Financial Accounting Standards Board, or FASB. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses during the reporting periods. Actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies were revenue from contracts with customers which are more fully described in the notes to our financial statements included herein. We believe these accounting policies discussed below are critical to our financial results and to the understanding of our past and future performance, as these policies relate to the more significant areas involving management's estimates and assumptions. We consider an accounting estimate to be critical if: (1) it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate; and (2) changes in the estimate could have a material impact on our financial condition or results of operations.

*Accounting for business combinations*

We allocate the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed, based upon their estimated fair values at the acquisition date. These fair values are typically estimated with assistance from independent valuation specialists.

The purchase price allocation process requires us to make significant estimates and assumptions, especially at the acquisition date with respect to intangible assets, contractual support obligations assumed, contingent consideration arrangements, and pre-acquisition contingencies.

Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired companies and are inherently uncertain.

Examples of critical estimates in valuing certain of the intangible assets we have acquired or may acquire in the future include but are not limited to:

● future expected cash flows from product sales or other customer contracts;

● expected costs of fulfillment including marketing, warehousing and product sales;

● the acquired company's brand and competitive position, as well as assumptions about the period of time the acquired brand will continue to be used in the combined company's product portfolio;

● cost of capital and discount rates; and

● estimating the useful lives of acquired assets as well as the pattern or manner in which the assets will amortize.

Refer to Note 16, Business Combination, to the consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

### Goodwill impairment assessment

We determine the fair value of our reporting units using the income approach. According to the income, we use discounted cash flows to estimate the fair value. Cash flow projections require us to make significant estimates of revenue growth rates and operating margins, taking into consideration the industry's and market's conditions. The discount rate used is based on the weighted average cost of capital ("WACC"), adjusted for the relevant risk associated with business-specific characteristics.

Examples of critical estimates in valuing certain of the intangible assets we have acquired or may acquire in the future include but are not limited to the discount rate, the terminal growth rate and the revenue growth rate.

Based on our analysis, we determined that the carrying value of our SaaS Solutions reporting unit exceeded its fair value and an impairment charge of $671 thousand was recorded.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

As a "smaller reporting company" as defined by Item 10 of Regulation S-K, we are not required to provide this information.

**ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA**

**MY SIZE, INC. AND ITS SUBSIDIARIES**

**CONSOLIDATED FINANCIAL STATEMENTS**

**AS OF DECEMBER 31, 2023**

**U.S. DOLLARS IN THOUSANDS**

**INDEX**

**Report of Independent Registered Public Accounting Firm**

To the Shareholders and Board of Directors
My Size, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of My Size, Inc. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive loss, shareholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1d to the consolidated financial statements, the Company has incurred significant losses and negative cash flows from operations and has an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1d. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments.

The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill impairment assessment

As discussed in Notes 2j and 7 to the consolidated financial statements, the Company examines on an annual basis whether there is an impairment of goodwill, or between annual tests in certain circumstances. The Company performed its annual quantitative impairment test of goodwill at the reporting unit level using the income approach. Based on this analysis, the Company determined that the carrying value of its SaaS Solutions reporting unit exceeded its fair value and an impairment charge of $671 thousand was recorded.

We identified the evaluation of the goodwill impairment assessment for the SaaS Solutions reporting unit as a critical audit matter. A high degree of subjective auditor judgment was required to evaluate the assumptions used to estimate the fair value of the Company's SaaS Solutions reporting unit. Specifically, the following assumptions had limited observable inputs (i) forecasted reporting unit cost of sales and operating expenses (ii) revenue growth rates, and (iii) discount rate. The fair value determined was sensitive to changes in these key assumptions. Additionally, specialized skills and knowledge were needed to evaluate the discount rate.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of certain internal controls related to the Company's goodwill impairment evaluation process. We performed sensitivity analyses to assess the impact of reasonably possible changes to the forecasted cost of sales and operating expenses, revenue growth rates, and discount rate assumptions on the Company's determination of the reporting unit's fair value. We evaluated the Company's revenue growth rates by comparing the growth projections to industry reports. We compared the Company's historical forecasted revenue, cost of sales, and operating expenses to historical actual results to assess the Company's ability to accurately forecast cash flows. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the Company's discount rate by assessing the Company's inputs to the discount rate as compared to publicly available data for comparable entities.

*/s/ Somekh Chaikin*
Somekh Chaikin

Member Firm of KPMG International
We have served as the Company's auditor since 2017.
Tel Aviv, Israel
April 1, 2024

**CONSOLIDATED BALANCE SHEETS**

**U.S. dollars in thousands (except share data)**

| | Note | December 31, 2023 | December 31, 2022 |
|---|---|---|---|
| **Assets** | | | |
| **Current assets** | | | |
| Cash and cash equivalents | 3 | 2,187 | 2,100 |
| Restricted cash | | 77 | 263 |
| Sort term deposit | | 22 | - |
| Inventory | | 2,879 | 997 |
| Account receivables | | 615 | 1,940 |
| Other receivables and prepaid expenses | 4 | 847 | 758 |
| **Total current assets** | | 6,627 | 6,058 |
| | | | |
| Long term deposits | | 7 | 28 |
| Property and equipment, net | 5 | 121 | 140 |
| Operating right-of-use asset | 6 | 351 | 583 |
| Intangible assets | 7 | 1,097 | 1,377 |
| Goodwill | 7 | 758 | 1,395 |
| Investment in JV | 8 | 24 | 99 |
| Investment in marketable securities | 11 | 6 | 47 |
| | | 2,364 | 3,669 |
| | | | |
| **Total assets** | | 8,991 | 9,727 |
| | | | |
| **Liabilities and shareholders' equity** | | | |
| | | | |
| **Current liabilities** | | | |
| Operating lease liability | 6 | 158 | 159 |
| Bank overdraft and short-term loans | 9 | 158 | 155 |
| Trade payables | | 2,154 | 2,487 |
| Liabilities to Related parties | 10 | 605 | 698 |
| Other payables | | 803 | 680 |
| **Total current liabilities** | | 3,878 | 4,179 |
| | | | |
| Long-term loans | 9 | 249 | 376 |
| Deferred tax liabilities | | - | 328 |
| Operating lease liability | 6 | 129 | 308 |
| **Total non-current liabilities** | | 378 | 1,012 |
| CONTINGENCIES AND COMMITMENTS | 15 | | |
| | | | |
| **Total Liabilities** | | 4,256 | 5,191 |
| | | | |
| Shareholders' equity | 13 | | |
| Stock capital - | | | |
| Common stock of $0.001 par value - Authorized: 250,000,000 shares as of December 31,2023 and 2022; | | | |
| Issued and outstanding: 3,621,792 and 1,464,117 as of December 31,2023 and 2022, respectively | | 4 | 1 |
| Additional paid-in capital | | 65,383 | 58,673 |
| Accumulated other comprehensive loss | | (771) | (637) |
| Accumulated deficit | | (59,881) | (53,501) |
| | | | |
| **Total shareholders' equity** | | 4,735 | 4,536 |
| **Total liabilities and shareholders' equity** | | 8,991 | 9,727 |

The accompanying notes are an integral part of the consolidated financial statements.

**CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS**

**U.S. dollars in thousands (except share data and per share data)**

| | Note | Year ended December 31, 2023 | Year ended December 31, 2022 |
|---|---|---|---|
| **Revenues** | | 6,996 | 4,459 |
| **Cost of revenues** | | (4,265) | (3,825) |
| **Gross profit** | | 2,731 | 634 |
| | | | |
| **Operating expenses** | | | |
| Research and development | | (974) | (1,701) |
| Sales and marketing | 18 | (3,856) | (3,143) |
| General and administrative | 19 | (3,971) | (3,900) |
| Impairment of goodwill | 7 | (671) | - |
| | | | |
| Total operating expenses | | (9,472) | (8,744) |
| | | | |
| Operating loss | | (6,741) | (8,110) |
| | | | |
| Financial income (expense), net | 20 | 99 | (236) |
| Equity loss of equity method investees | | (71) | - |
| | | | |
| Loss before income taxes | | (6,713) | (8,346) |
| | | | |
| Income tax benefit | 12 | 333 | 36 |
| Net loss for the year | | (6,380) | (8,310) |
| | | | |
| **Other comprehensive income (loss):** | | | |
| | | | |
| Foreign currency translation differences | | (134) | (231) |
| | | | |
| **Total comprehensive loss** | | (6,514) | (8,541) |
| | | | |
| Basic and diluted loss per share | | (2.50) | (7.47) |
| | | | |
| Basic and diluted weighted average number of shares outstanding | | 2,550,779 | 1,111,913 |

The accompanying notes are an integral part of the consolidated financial statements.

**CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY**

U.S. dollars in thousands (except share data)

| | Common stock Number | Amount | Additional paid-in capital | Accumulated other comprehensive loss | Accumulated Deficit | Total stockholders' equity |
|---|---|---|---|---|---|---|
| Balance as of December 31, 2021 | 959,300 | 1 | 56,453 | (406) | (45,191) | 10,857 |
| Stock-based compensation related to options and restricted shares granted to employees and consultants | 176,000 | (*) | 455 | - | - | 455 |
| Issuance of shares in Business Combination (*) (**) | 295,802 | (*) | 1,446 | - | - | 1,446 |
| Issuance of shares post Business Combination (*) (**) | 20,924 | (*) | 319 | - | - | 319 |
| Effect of reverse stock split (Note 10 (b)) | 12,091 | (*) | - | - | - | - |
| Total comprehensive income (loss) | - | - | - | (231) | (8,310) | (8,541) |
| Balance as of December 31, 2022 | 1,464,117 | 1 | 58,673 | (637) | (53,501) | 4,536 |
| Stock-based compensation related to options and restricted shares granted to employees and consultants | (8,000) | - | 453 | - | - | 453 |
| Issuance of shares, net of issuance cost of $959 (***) | 432,000 | 1 | 6,257 | - | - | 6,258 |
| Issuance of Exercise of warrants and prefunded warrants | 1,733,675 | 2 | - | - | - | 2 |
| Total comprehensive income (loss) | - | - | - | (134) | (6,380) | (6,514) |
| Balance as of December 31, 2023 | 3,621,792 | 4 | 65,383 | (771) | (59,881) | 4,735 |

(*)   Represents an amount of less than $1.
(**)   See note 16
(***)   See note 13

The accompanying notes are an integral part of the consolidated financial statements.

**CONSOLIDATED STATEMENTS OF CASH FLOWS**

U.S. dollars in thousands

| | Year ended December 31, | |
|---|---|---|
| | **2023** | **2022** |
| Cash flows from operating activities: | | |
| | | |
| Net loss | (6,380) | (8,310) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Depreciation | 27 | 38 |
| Change in operating lease right-of-use asset | 137 | 135 |
| Amortization of intangible assets | 302 | 155 |
| foreign exchange differences | (99) | (23) |
| Change in liabilities to related parties | (93) | 635 |
| Interest on long term liabilities | 57 | 10 |
| Interest paid | (23) | (10) |
| Revaluation of investment in marketable securities | 41 | 62 |
| Deferred tax benefits | (328) | (36) |
| Change in Investment in JV | 71 | - |
| Stock based compensation | 453 | 774 |
| Change in inventory | (1,839) | (219) |
| Impairment of goodwill | 671 | - |
| Change in account receivables | 1,200 | (1,863) |
| Changes in operating lease liabilities | (115) | (142) |
| Change in other receivables and prepaid expenses | (84) | 184 |
| Change in trade payables | (306) | 1,315 |
| Change in other payables | 202 | 5 |
| | | |
| Net cash used in operating activities | (6,106) | (7,290) |
| | | |
| Cash flows from investing activities: | | |
| | | |
| Acquisition of a subsidiary, net of cash acquired | - | (767) |
| investing in other receivable | - | (100) |
| Investment in equity accounted investee | - | (99) |
| Purchase of property and equipment | (7) | (27) |
| | | |
| Net cash (used in) provided by investing activities | (7) | (993) |
| | | |
| Cash flows from financing activities: | | |
| | | |
| Proceeds from issuance of shares, net of issuance costs | 6,258 | - |
| Repayment of loans | (124) | (67) |
| | | |
| Net cash (used in) provided by financing activities | 6,134 | (67) |
| | | |
| Effect of exchange rate fluctuations on cash and cash equivalents | (120) | (230) |
| | | |
| Change in cash and cash equivalents and restricted cash | (99) | (8,580) |
| Cash and cash equivalents and restricted cash at the beginning of the year | 2,363 | 10,943 |
| | | |
| Cash and cash equivalents and restricted cash at the end of the year | 2,264 | 2,363 |

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

**U.S. dollars in thousands (except share data and per share data)**

**NOTE 1 - GENERAL**

a.  My Size, Inc. is developing unique measurement technologies based on algorithms with applications in a variety of areas, from the apparel e-commerce market, to the courier services market and to the Do It Yourself ("DIY") smartphone and tablet apps market. The technology is driven by proprietary algorithms, which are able to calculate and record measurements in a variety of novel ways.

Following the acquisition of Naiz Fit Bespoke Technologies, S.L ("Naiz") in October 2022 (see note 16), the Company expanded its offering outreach and customer base.

Following the acquisition of Orgad International Marketing Ltd. ("Orgad") in February 2022 (see note 16), the Company also operates an omnichannel e-commerce platform.

The Company has six subsidiaries, My Size Israel 2014 Ltd ("My Size Israel"), Topspin Medical (Israel) Ltd., Orgad and Rotrade Ltd all of which are incorporated in Israel, My Size LLC which was incorporated in the Russian Federation and Naiz Bespoke Technologies, S.L., a limited liability company incorporated under the laws of Spain (see note 16). References to the Company include the subsidiaries unless the context indicates otherwise.

My Size, Inc., was incorporated and commenced operations in September 1999, as Topspin Medical Inc. ("Topspin"), a private company registered in the State of Delaware. In December 2013, the Company changed its name to Knowledgetree Ventures Inc. Subsequently, in February 2014, the Company changed its name to My Size, Inc. Topspin was engaged, through its Israeli subsidiary, in research and development in the field of cardiology and urology.

From September 1, 2005 to March 27, 2024, the Company's common stock traded on the Tel Aviv Stock Exchange ("TASE").

b.  in October 2023, Hamas terrorists infiltrated Israel's southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel's border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in thousands of deaths and injuries, and Hamas additionally kidnapped many Israeli civilians and soldiers. Following the attack, Israel's security cabinet declared war against Hamas and commenced a military campaign against Hamas and other terrorist organizations in parallel to their continued rocket and terror attacks. The Company cannot currently predict the intensity or duration of Israel's war against Hamas, nor can predict how this war will ultimately affect the Company's business and operations or Israel's economy in general.

The war with Hamas has had an immaterial effect on its operations and financial results so far. This is attributable to its global footprint and the offices in Spain which has become a hub for the Company's sizing solutions business. The majority of Orgad's inventory utilizes fulfillment by Amazon rather than fulfilling directly. Inventory is now maintained and orders are shipped from regional Amazon warehouses, thereby reducing exposure to inventory risk and contributing to operating efficiencies.

On February 24, 2022, Russia invaded Ukraine. The outbreak of hostilities between the two countries could result in more widespread conflict and could have a severe adverse effect on the region. Following Russia's actions, various countries, issued broad-ranging economic sanctions against Russia. Such sanctions included, among other things, a prohibition on doing business with certain Russian companies, officials and oligarchs; a commitment by certain countries and the European Union to remove selected Russian banks from the Society for Worldwide Interbank Financial Telecommunications (SWIFT) electronic banking network that connects banks globally; and restrictive measures to prevent the Russian Central Bank from undermining the impact of the sanctions.

The Company shut down its operation in Russia and expect to close down the subsidiary in the near future therefore the impact from current situation is very limited.

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

**U.S. dollars in thousands (except share data and per share data)**

**NOTE 1 - GENERAL (Cont.)**

    c.    On July 25, 2016, the Company's common stock began publicly trading on the Nasdaq Capital Market under the symbol "MYSZ". The Company's shares of common stock are listed both on the Nasdaq Capital Market and TASE.

    d.    Since inception, the Company has incurred significant losses and negative cash flows from operations and has an accumulated deficit of $59,881. The Company has financed its operations mainly through fundraising from various investors.

        The Company's management expects that the Company will continue to generate losses and negative cash flows from operations for the foreseeable future. Based on the projected cash flows and cash balances as of December 31, 2023, management is of the opinion that its existing cash will be sufficient to fund operations for a period less than 12 months. As a result, there is substantial doubt about the Company's ability to continue as a going concern.

        Management's plans include the continued commercialization of the Company's products and acquisition of technology, intellectual property or businesses and securing sufficient financing through the sale of additional equity securities, debt or capital inflows from strategic partnerships. Additional funds may not be available when the Company needs them, on terms that are acceptable to it, or at all. If the Company is unsuccessful in commercializing its products and securing sufficient financing, it may need to cease operations.

        The financial statements include no adjustments for measurement or presentation of assets and liabilities, which may be required should the Company fail to operate as a going concern.

    e.    Effective 1, July 2023 the Company merged its two SAAS segments into one segment, hence reducing the reportable segments from three to the following two segments: (i) fashion and equipment e-commerce platform, and (ii) SaaS based innovative artificial intelligence driven measurement solutions. This realignment reflects the way resources are allocated and performance is assessed by the Chief Operating Decision Maker. The fashion and equipment e-commerce platform which represents Orgad's activity that was acquired by the Company in 2022, mainly operates on Amazon. The SaaS based innovative artificial intelligence driven measurement solutions, or SaaS Solutions operating segment consists of My Size Inc, My Size Israel, My Size LLC and Naiz.

        In the Company's financial reporting for December 31, 2023, comparative information for 2022 in the operating segment note was restated to reflect the changes in reportable segments.

**NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES**

    The consolidated financial statements are prepared according to United States generally accepted accounting principles ("U.S. GAAP"), applied on a consistent basis, as follows:

    a. Use of estimates:

        The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

        Information about assumptions made by the Company with respect to the future and other reasons for uncertainty with respect to estimates that have a significant risk of resulting in a material adjustment to carrying amounts of assets and liabilities in the next financial year are included in the following units reporting:

        <u>Estimated impairment of non-financial assets</u>

        The Company examines on an annual basis whether there is an impairment of goodwill, intangibles and property, plant and equipment that are allocated to reporting units, in accordance with the accounting policy presented in Note 1 (h) below. The fair value calculations of reporting units require the use of estimates.

        For information on key assumptions used in calculation of the fair value, see NOTE 7 – Goodwill and other Intangible assets.

    b. Functional currency:

        The currency of the primary economic environment in which the operations of the Company is conducted is the United States Dollar and thus it is the Company's functional currency. The reporting currency according to which these financial statements are prepared is the U.S. dollar.

        The currency of the primary economic environment in which the operation of the Subsidiary, My Size Israel and Orgad International Marketing Ltd. functional currency is the New Israeli Shekel ("NIS").

        The currency of the primary economic environment in which the operation of the Subsidiary, My Size LLC, functional currency is Russian Ruble.

        The currency of the primary economic environment in which the operation of the Subsidiary, Naiz fit, functional currency is Euro.

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

**U.S. dollars in thousands (except share data and per share data)**

**NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)**

c. Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

d. Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less at the date acquired.

e. Restricted cash

Restricted cash are deposits for rent, credit card and for hedging activities.

f. Inventories:

Inventories are measured at the lower of cost or net realizable value. The cost of inventories comprises of the costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business. At the point of the loss recognition, a new, lower-cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. The costs of purchase of inventories comprise the purchase price and other costs directly attributable to the acquisition of finished goods. Net realizable value is the estimated selling price in the ordinary course of business. At the point of the loss recognition, a new, lower-cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. In 2023, the company recorded an inventory mark-down of $39.

g. Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

|  | % |
| --- | --- |
| Computers and peripheral equipment | 33 |
| Office furniture and equipment | 7-20 |
| Leasehold improvements | Over the term of the lease or the useful life of the improvements, whichever is shorter |

h. Impairment of long-lived assets:

The Company's property and equipment are reviewed for impairment in accordance with ASC 360, "Property Plant and Equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the periods ended December 31, 2023 and 2022, no impairment losses have been recorded.

i. Business combinations:

The Company applies the provisions of ASC 805, "Business Combination" and allocates the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair values of assets acquired and liabilities assumed, the Company estimated the future expected cash flows from acquired platform, customer relationships, Technology and trademark from a market participant perspective, useful lives and discount rates. In addition, management makes significant estimates and assumptions, which are uncertain, but believed to be reasonable.

Acquisition-related costs are recognized separately from the acquisition and are expensed as incurred.

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

**U.S. dollars in thousands (except share data and per share data)**

**NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)**

j. Goodwill:

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in a business combination. Under ASC 350, "Intangible - Goodwill and Other", goodwill is not amortized, but rather is subject to an annual impairment test.

ASC 350 requires goodwill to be tested for impairment at the reporting unit level at least annually, the fourth quarter, or between annual tests in certain circumstances, and written down when impaired. Goodwill is tested for impairment by comparing the fair value of the reporting unit with it carrying value.

ASC 350 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If it does result in a more likely than not indication of impairment, the impairment test is performed. Goodwill is not deductible for income tax purposes. Goodwill from the Orgad acquisition was allocated to the fashion and equipment e-commerce platform segment and goodwill from Naiz acquisition was allocated to the Naiz segment based innovative artificial intelligence driven measurement solutions.

Alternatively, ASC 350 permits an entity to bypass the qualitative assessment for any reporting unit and proceed directly to performing the first step of the goodwill impairment test.

Impairment charge of $671 as the carrying value of SaaS Solution reporting segment exceeded its expected fair value, as determined using a discounted cash flow model which is primarily based on management's future revenue and cost estimates. This impairment charge was recorded within Impairment of goodwill, within the Consolidated Statement of Operations, and within the Entertainment segment for the year ended December 31, 2023.

k. Intangible assets:

Intangible assets consist of identifiable intangible assets that the Company has acquired from previous business combinations. Intangible assets are recorded at costs, net of accumulated amortization. The Company amortizes its intangible assets reflecting the pattern in which the economic benefits of the intangible assets are consumed. When a pattern cannot be reliably determined, the Company uses a straight-line amortization method. Amortization is calculated by the straight-line method over the estimated useful lives of the following assets.

The estimated useful lives of the company's intangible assets are as follows:

|  | years |
| --- | --- |
| Customer Relationships | 7 |
| Technology | 5 |
| Trademark | 5 |
| Selling Platform | 3 |

Each period the Company evaluates the estimated remaining useful lives of its intangible assets and whether events or changes in circumstances warrant a revision to the remaining period of amortization

l. Severance pay:

The Subsidiary's liability for severance pay is covered by Section 14 of the Israeli Severance Pay Law ("Section 14"). Under Section 14, employees in Israel are entitled to have monthly deposits, at a rate of 8.33% of their monthly salary, made on their behalf to their insurance funds. Payments in accordance with Section 14 exempt the Subsidiary from any additional obligation for these employees. As a result, the Subsidiary does not recognize any liability for severance pay due to these employees and the deposits under Section 14 are not recorded as an asset in the Subsidiary's balance sheet. These contributions for compensation represent defined contribution plans and expenses are recorded based on actual deposits.

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

**U.S. dollars in thousands (except share data and per share data)**

**NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)**

m. Research and development costs:

Research and development costs are charged to the statement of operations, as incurred. Most of the research and development expenses are for wages, related expenses and subcontractors.

Software development costs also include costs to develop software to be used solely to meet internal needs and cloud-based applications used to deliver our services. The Company capitalize development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed and the software will be used to perform the function intended. Costs capitalized for developing such software applications were not material for the periods presented and therefore were not capitalized.

n. Income taxes:

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in the Companies' tax returns. Deferred taxes are determined based on the difference between the financial statement carrying amount and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of deferred tax assets will not be realized. The Company establishes a valuation allowance, if necessary, to reduce deferred tax assets to the amount more likely than not to be realized. As of December 31, 2023, and 2022, a valuation allowance was established by the Company. to reduce the deferred tax assets to the amount supported by future reversals of existing taxable temporary differences.

The Company implements a two-step approach to recognize and measure the benefit of its tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on examination, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is greater than 50 percent (cumulative basis) likely to be realized upon settlement. The Company believes that its tax positions are all highly certain of being upheld upon examination. As such, as of December 31, 2023 and 2022 the Company has not recorded any unrecognized tax benefits.

o. Accounting for stock-based compensation:

The Company accounts for its employees' stock-based compensation as an expense in the financial statements based on ASC 718. All awards are equity classified and therefore such costs are measured at the grant date fair value of the award and graded vesting attribution approach to recognize compensation cost over the vesting period. The Company estimates stock option grant date fair value using the Binomial and Black Scholes option pricing-model.

The Company recorded stock options issued to non-employees at the grant date fair value, and recognizes expenses over the related service period by using the straight-line attribution approach in accordance with ASU 2018-07. All awards are equity classified.

The expected volatility of the share prices reflects the assumption that the historical volatility of the share prices is reasonably indicative of expected future trends.

The risk-free interest rate for grants with an exercise price denominated in USD for employees and several consultants is based on the yield from US treasury zero-coupon bonds with an equivalent term.

The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

**U.S. dollars in thousands (except share data and per share data)**

**NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)**

p. Fair value of financial instruments:

ASC 820, Fair Value Measurements and Disclosures, relating to fair value measurements, defines fair value and established a framework for measuring fair value. The ASC 820 fair value hierarchy distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting entity and the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, essentially an exit price. In addition, the fair value of assets and liabilities should include consideration of non-performance risk, which for the liabilities described below includes the Company's own credit risk.

As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 -    Valuations based on quoted prices in active markets for identical assets that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 -    Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 -    Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company holds share certificates in iMine Corporation ("iMine") formerly known as Diamante Minerals, Inc., a publicly-traded company on the OTCQB.

Due to sales restrictions on the sale of the iMine shares, the fair value of the shares was measured on the basis of the quoted market price for an otherwise identical unrestricted equity instrument of the same issuer that trades in a public market, adjusted to reflect the effect of the sales restrictions and is therefore, ranked as Level 2 asset.

q. Basic and diluted net loss per share:

Basic net loss per share is computed based on the weighted average number of shares of common stock outstanding during each year. Diluted net income per share is computed based on the weighted average number of shares of common stock outstanding during each year plus dilutive potential equivalent common stock considered outstanding during the year, in accordance with ASC 260, "Earnings per Share". For the years ended December 31, 2023 and 2022, all outstanding options and warrants have been excluded from the calculation of the diluted net loss per share since their effect was anti-dilutive.

r. Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents.

Cash and cash equivalents are invested in banks in Israel, Spain and United States. Such deposits in Israel may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The Company and its subsidiaries have no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

**U.S. dollars in thousands (except share data and per share data)**

**NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)**

s. Revenue Recognition:

The Company's revenues are comprised of two main categories: (1) selling products to customers, and (2) licensing cloud-enabled software subscriptions, associated software maintenance and support.

The Company recognizes revenue in accordance with ASC Topic 606, Revenues from Contracts with Customers ("ASC 606"). A contract with a customer exists only when: the parties to the contract have approved it and are committed to perform their respective obligations, the Company can identify each party's rights regarding the distinct goods or services to be transferred ("performance obligations"), the Company can determine the transaction price for the goods or services to be transferred, the contract has commercial substance and it is probable that the Company will collect the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer.

Revenues from licensing cloud-enabled software subscriptions include subscription fees from customers accessing the Company's enterprise cloud services. Cloud Services allow customers to use the Company's software without taking possession of the software. Revenue is generally recognized ratably over the contract term. Substantially all of the Company's subscription service arrangements are non-cancelable and do not contain refund-type provisions.

The Company also sells products directly to customers mainly through its online Amazon stores.

Under the Company's standard contract terms, customers have a right of return within 30 until 90 days. For contracts with rights of return, the Company recognizes revenue based on the amount of the consideration which the Company expects to receive for products which are not expected to be returned and recognizes a refund liability for the amount not expected to be received. At the end of each reporting period, the Company updates its estimates of expected product returns and adjusts the refund liabilities with a corresponding adjustment in revenues. The Company recorded an allowance for returns in the amounts of $260 thousand and $161 thousand as of December 31, 2023, and 2022, respectively. The allowance for returns is recorded as decrease in revenues against other payables.

The Company maintains a returns policy that allows its customers to return product within a specified period of time. The estimate of the provision for returns is based upon historical experience with actual returns.

*Principal versus Agent Considerations*

The Company follows the guidance provided in ASC 606 for determining whether it is a principal or an agent in arrangements with customers, by assessing whether the nature of the Company's promise is a performance obligation to provide the specified goods (principal) or to arrange for those goods to be provided by the other party (agent). With regard to products being sold by Orgad through Amazon, this determination involves judgment. The Company determined it is a principal, as it has determined that it controls the promised product before it is transferred to the end customers, it is primarily responsible for fulfilling the promise to provide the goods, and it has discretion in establishing prices. Therefore, the revenues are recorded on a gross basis.

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

**U.S. dollars in thousands (except share data and per share data)**

**NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)**

t. Contingencies and Commitments

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

u. Derivative instruments

The Company accounts for its derivative instruments as either assets or liabilities and measures them at fair value through profit or loss.

v. Leases

The Company leases include an office space lease agreement for 36 months, with an option to extend for an additional 36 months and 36 months cancelable operating lease agreements on behalf of personnel vehicles. The lease term includes a non-cancellable period of the lease plus any additional periods covered by either a Company option to extend (or not to terminate) the lease that the Company is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The company generally use its incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

For the office rent lease, the Company has elected to account for the lease and non-lease maintenance components as a single lease component. Therefore, the lease payments used to measure the lease liability include all of the fixed consideration in the contract, including in-substance fixed payments, owed over the lease term.

w. Impact of recently issued accounting standards

1. In June 2016, the FASB issued ASU 2016-13, "Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments", which requires companies to measure credit losses of financial instruments, including customer accounts receivable, utilizing a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. Subsequent to the issuance of ASU 2016-13, the FASB issued several additional Accounting Standard Updates to clarify implementation guidance, provide narrow-scope improvements and provide additional disclosure guidance. As an Emerging Growth Company, ASU 2016-13 is effective for fiscal years beginning after December 15, 2022.

2. In June 2022, the FASB issued ASC 2022-03 "Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions". The ASU clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring its fair value. The ASU also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The ASU also introduces new disclosure requirements for equity securities subject to contractual sale restrictions. As an Emerging Growth Company, the ASU is effective for fiscal years beginning after December 15, 2024, and interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company is currently evaluating the effect that ASU 2022-03 will have on its consolidated financial statements and related disclosures.

3. In December, 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, which requires disclosure of disaggregated income taxes paid, prescribes standard categories for the components of the effective tax rate reconciliation, and modifies other income tax-related disclosures. The ASU will be effective for fiscal years beginning after December 15, 2024, and allows adoption on a prospective basis, with a retrospective option. The Company is in the process of assessing the impacts and method of adoption. This ASU will impact the Company's income tax disclosures, but not Consolidated Financial Statements.

4. In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, This guidance expands public entities' segment disclosures primarily by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment's profit or loss and assets which updates reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The amendments are effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating this ASU to determine its impact on the Company's segment disclosures.

5. In March 2024, the SEC adopted new rules relating to the disclosure of a range of climate-hange-related physical and transition risks, data, and opportunities. The adopted rule contains several new disclosure obligations, including, (i) disclosure on how the board of directors and management oversee climate-related risks and certain climate-related governance items, (ii) disclosure of information related to a registrant's climate-related targets, goals, and/or transition plans, and (iii) disclosure on whether and how climate-related events and transition activities impact line items above a threshold amount on a registrant's consolidate financial statements, including the impact of the financial estimates and the assumptions used. This new rule will be effective in the Company's annual disclosures starting from the year ending December 31, 2027. The Company is in the process of assessing the impact on its consolidated financial statements and disclosures.

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

**U.S. dollars in thousands (except share data and per share data)**

**NOTE 3 - CASH AND CASH EQUIVALENTS**

The Company's cash and cash equivalents balance at December 31, 2023 and 2022 is denominated in the following currencies:

| | December 31, | |
| --- | --- | --- |
| | **2023** | **2022** |
| US Dollars | 1,746 | 1,651 |
| New Israeli Shekels | 375 | 259 |
| Other | 66 | 190 |
| | 2,187 | 2,100 |

**NOTE 4 - OTHER RECEIVABLES AND PREPAID EXPENSES**

| | December 31, | |
| --- | --- | --- |
| | **2023** | **2022** |
| Prepaid expenses and other current assets | 65 | 322 |
| Government authorities | 511 | 283 |
| Loan (*) | 75 | - |
| Other | 196 | 153 |
| Total | 847 | 758 |

(*) the loan was given by the Company to a third party in March 2023 and bears annual interest of 9% per annum. The maturity date of the loan is December 31,2024.

**NOTE 5 - PROPERTY AND EQUIPMENT, NET**

| | Computers and peripheral equipment | Office furniture and equipment | Leasehold improvements | Total |
| --- | --- | --- | --- | --- |
| **Cost** | | | | |
| Balance as at January 1, 2022 | 212 | 60 | 62 | 334 |
| Additions | 16 | 11 | - | 27 |
| Business combination | 40 | 15 | - | 55 |
| Translation adjustments | (32) | (8) | (8) | (48) |
| Balance as at December 31, 2022 | 236 | 78 | 54 | 368 |
| | | | | |
| Balance as at January 1, 2023 | 236 | 78 | 54 | 368 |
| Additions | 5 | 2 | - | 7 |
| Translation adjustments | (3) | (1) | - | (4) |
| Balance as at December 31, 2023 | 238 | 79 | 54 | 371 |
| | | | | |
| **Accumulated Depreciation** | | | | |
| Balance as at January 1, 2022 | 179 | 20 | 23 | 222 |
| Additions | 20 | 9 | 9 | 38 |
| Translation adjustments | (27) | (3) | (2) | (32) |
| Balance as at December 31, 2022 | 172 | 26 | 30 | 228 |
| | | | | |
| Balance as at January 1, 2023 | 172 | 26 | 30 | 228 |
| Additions | 15 | 4 | 8 | 27 |
| Translation adjustments | (1) | (3) | (1) | (5) |
| Balance as at December 31, 2023 | 186 | 27 | 37 | 250 |
| | | | | |
| **Carrying amounts** | | | | |
| As at December 31, 2022 | 64 | 52 | 24 | 140 |
| As at December 31, 2023 | 52 | 52 | 17 | 121 |

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

**U.S. dollars in thousands (except share data and per share data)**

**NOTE 6 - LEASES**

In August 2019, The Company entered into an office space lease agreement. The lease term is for 36 months beginning on August 20, 2019 and ending on August 20, 2022, with an option to extend for an additional 36 months. The Company extended the lease period until August 20, 2025. On January 8, 2024 the Company provided a notice of six month termination to the lessor that the lease will end on July 8,2024. Monthly rent payments including utilities amounting to approximately USD 14 (NIS 49,500) per month.

In addition, The Company entered into a three-year cancelable operating lease agreement for cars.

These operating leases are included in "Right of use asset" on the Company's December 31, 2023 consolidated balance sheets, and represent the Company's right to use the underlying asset for the lease term. The Company's obligations to make lease payments are included in the current liabilities as "Operating lease liability" and in the non-current liabilities as "Operating lease liability - long term" on the Company's December 31, 2023 consolidated balance sheets. As of December 31, 2023, right-of-use of asset was $351. operating lease liabilities were $158 and non current Operating lease liabilities were $129. Right-of-use asset includes the capitalization of improvements (net of amortization) amounting to $63.

Because the rate implicit in each lease is not readily determinable, the Company uses its incremental borrowing rate to determine the present value of the lease payments.

The interest rate used to discount future lease payment was 11.95%.

Maturities of lease liabilities as of December 31, 2023 were as follows:

| Year Ending: | | |
|---|---|---|
| 2024 | $ | 206 |
| 2025 | $ | 141 |
| Thereafter | $ | - |
| Less imputed interest: | $ | (60) |
| Total lease liabilities | $ | 287 |

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

**U.S. dollars in thousands (except share data and per share data)**

**NOTE 7 – Goodwill and other Intangible assets**

A. Identified intangible assets

Schedule of Intangible assets

| | Selling Platform Thousands USD | Technology Thousands USD | Customer Relationships Thousands USD | Other Thousands USD | Total Thousands USD |
|---|---|---|---|---|---|
| **Cost** | | | | | |
| As of January 1, 2022 | - | - | - | - | - |
| Acquisitions through business combinations | 378 | 286 | 726 | 77 | 1,467 |
| Effect of changes in exchange rates | (32) | 25 | 65 | 7 | 65 |
| As of December 31, 2022 | 346 | 311 | 791 | 84 | 1,532 |
| **Effect of changes in exchange rates** | (13) | 10 | 25 | 2 | 24 |
| **As of December 31, 2023** | 333 | 321 | 816 | 86 | 1,556 |
| **Amortization** | | | | | |
| As of January 1, 2022 | - | - | - | - | - |
| Amortization for the year | (109) | (15) | (27) | (4) | (155) |
| Effect of changes in exchange rates | - | - | - | - | - |
| As of December 31, 2022 | (109) | (15) | (27) | (4) | (155) |
| **Amortization for the year** | (111) | (62) | (112) | (17) | (302) |
| **Effect of changes in exchange rates** | 7 | (3) | (6) | - | (2) |
| **As of December 31, 2023** | (213) | (80) | (145) | (21) | (459) |
| **Carrying amount** | | | | | |
| **As of December 31, 2022** | 237 | 296 | 764 | 80 | 1,377 |
| **As of December 31, 2023** | 120 | 241 | 671 | 65 | 1,097 |

Amortization

Amortization expenses recorded for identified intangible assets in the Consolidated Statements of Operations for each period and were as follows:

| | Line Item | December 31, 2023 | December 31, 2022 |
|---|---|---|---|
| Selling platform | Costs of revenues | 111 | 109 |
| Trademark | Sales and marketing | 17 | 4 |
| Technology | Costs of revenues | 62 | 15 |
| Customer relationships | Sales and marketing | 112 | 27 |
| **Total amortization expenses** | | **302** | **155** |

Future amortization expenses are expected to be as follows:

| | 2024 | 2025 | 2026 | 2027 | 2028 | Thereafter | Total |
|---|---|---|---|---|---|---|---|
| Future amortization expenses | 288 | 186 | 176 | 176 | 119 | 152 | 1,097 |

b. Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2023 and 2022 were as follows:

| | Fashion and equipment e-commerce platform | SaaS Solutions | Total |
|---|---|---|---|
| Balance as of December 31, 2021 | - | - | - |
| Changes during the period: | | | |
| Goodwill acquired | 152 | 1,152 | 1,304 |
| Goodwill impairment | - | - | - |
| Translation differences | (14) | 105 | 91 |
| Balance as of December 31, 2022 | 138 | 1,257 | 1,395 |
| Translation differences | (4) | 38 | 34 |
| Goodwill impairment | - | (671) | (671) |
| Balance as of December 31, 2023 | 134 | 624 | 758 |

The Company operates its business through two reporting segments: (i) fashion and equipment e-commerce platform, and (ii) SaaS based innovative artificial intelligence driven measurement solutions See note 17 for additional segment information.

The Company determines the fair value of its reporting units using the income approach. According to the income, the Company uses discounted cash flows to estimate the fair value. Cash flow projections are based on the Company's estimates of revenue growth rates and operating margins, taking into consideration the industry's and market's conditions. The discount rate used is based on the weighted average cost of capital ("WACC"), adjusted for the relevant risk associated with business-specific characteristics.

The Company performed a quantitative assessment as of December 31, 2023 for the reporting units' fair value. The estimated fair value of the Fashion and equipment e-commerce platform reporting unit exceeded its estimated carrying amount by 16.8%

Impairment charge of $671 as the carrying value of SaaS Solution reporting segment exceeded its expected fair value, as determined using a discounted cash flow model which is primarily based on management's future revenue and cost estimates. This impairment charge was recorded within Impairment of goodwill, within the Consolidated Statement of Operations, and within the SaaS based innovative artificial intelligence driven measurement solutions segment for the year ended December 31, 2023.

This, based the following assumptions:

| | Fashion and equipment e-commerce platform | SaaS Solutions |
|---|---|---|
| Discount rate | 21.5% | 25% |
| Terminal growth rate | 3% | 3% |

| | | |
|---|---|---|
| Revenue growth rate | 12.4%-50% | 15%-70% |

If business conditions or expectations were to change materially, it may be necessary to record impairment charges to the Company's reporting units in the future.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

**U.S. dollars in thousands (except share data and per share data)**

**NOTE 8 - Investment in JV**

In August 2022, the Company established a joint venture ("JV") in Brazil with Santista Têxtil. The Company holds 51% and Santista Têxtil holds 49% of the JV. The purpose of the JV is to serve the Brazilian market according to the business plan that was set. Both parties agree to make an initial investment in the JV of $198 that will be made per the holding percentage of each party. As of the reporting date, the JV is in process of terminating its operations.

During the years ended December 31, 2023 and 2022, the Company recognized equity loss from the JV in an amount of $71 and $0 respectively.

**NOTE 9 - Financial Liabilities**

The book value of each of the financial liability categories is an acceptable approximation of fair value.

The financial liability maturities during the five years following the end of the financial year are shown below:

| | Until 31-12-24 | Until 31-12-25 | Until 31-12-26 | Until 31-12-27 | Until 31-12-28 | TOTAL 31-12-23 |
|---|---|---|---|---|---|---|
| Debts with credit institutions | 158 | 95 | 90 | 50 | 14 | 407 |

Loans in an amount of $80 is bearing interest between Prime to Prime +1.5% and is due between March 2025 to February 2028.

Loans in an amount of $327 is bearing interest between 0.13%- 0.8% and is due between December 2024 and June 2028.

**NOTE 10 - RELATED PARTY TRANSACTIONS**

A. Balances with related parties:

The following related party payables are included in liability to related parties:

| | December 31, | |
|---|---|---|
| | 2023 | 2022 |
| Officers (*) | 22 | 41 |
| Other related parties (**) | 686 | 739 |
| Other related parties | (119) | (97) |
| Directors | 16 | 15 |
| | 605 | 698 |

(*)  The amount includes the net salary payable.
(**) The amount includes the provision created to former owners of Orgad that are entitled to additional cash and equity consideration and former owners of Naiz that entitled to additional cash consideration, see note 16- business combination.

B. Related parties benefits:

-

| | Year ended December 31, | |
|---|---|---|
| | 2023 | 2022 |
| Salaries and related expenses | 1,173 | 1,440 |
| Share based payments | 324 | 396 |
| Cash liability and equity liability expenses related to acquisitions (**) | 155 | 1,058 |
| Directors | 55 | 58 |
| | 1,707 | 2,952 |

(**) The amount includes the expenses for a provision created to former owners of Orgad that are entitled to additional cash and equity consideration and former owners of Naiz that entitled to additional cash consideration, see note 16- business combination.

**NOTE 11 - FINANCIAL INSTRUMENTS**

The following tables presents the Company's significant assets and liabilities that are measured at fair value on recurring basis and their classification within the fair value hierarchy:

| | December 31, 2023 Fair value hierarchy | | |
|---|---|---|---|
| | Level 1 | Level 2 | Level 3 |
| **Financial assets** | | | |
| Investment in marketable securities | - | 6 | - |

| | December 31, 2022 Fair value hierarchy | | |
|---|---|---|---|
| | Level 1 | Level 2 | Level 3 |
| **Financial assets** | | | |
| Investment in marketable securities | - | 47 | - |
| Derivatives (*) | | 10 | |

| | December 31, 2022 Fair value hierarchy | | |
|---|---|---|---|
| | Level 1 | Level 2 | Level 3 |
| **Financial liabilities** | | | |
| Warrants derivative | - | 9 | - |

(*)  the derivatives are included in other receivables.

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

**U.S. dollars in thousands (except share data and per share data)**

**NOTE 11 - FINANCIAL INSTRUMENTS (Cont.)**

The carrying amounts of cash and cash equivalents, restricted cash, short term restricted deposit, accounts receivable, other receivables and prepaid expenses, trade payable and accounts payable approximate their fair value due to the short-term maturities of such instruments.

At December 31, 2023, the recognized loss and fair value (based on quoted market prices with a discount due to security- restrictions on iMine shares) of the marketable securities were $41 and $6, respectively (at December 31, 2022 $59 and $47, respectively).

**NOTE 12 - TAXES ON INCOME**

a. On December 31, 2023, the Company had U.S. federal net operating loss carryforwards of approximately $27,037 available to reduce future taxable income: $16,488 will expire from 2030 until 2037 and the remain of $10,585 may be carryforward to offset against future income for an indefinite period of time. Utilization of the U.S. net operating losses may be subject to substantial limitations due to the change of ownership provisions of the Internal Revenue Code of 1986.

The U.S. Company has final tax assessments through 2015.

The U.S. corporate income tax rate 21%.

b. Foreign tax:

1. Tax rates:

Presented hereunder are the income tax rates relevant to the Company's Israeli subsidiaries:

2023 - 23%
2022 - 23%

Presented hereunder are the income tax rates relevant to the Company's Spanish subsidiary:

2022 - 25%
2023 - 25%

2. The Company's Israeli subsidiaries have estimated total available operating loss carryforwards of approximately $66,000 as of December 31, 2023. Of these carryforwards, a total of $42,000 are owned by Topspin Medical (Israel) Ltd. Topspin's operating loss carryforwards may be offset only by future income with respect to the same operational activity by which it was incurred for an indefinite period of time. The other operating loss carryforwards are owned by My Size Israel 2014 Ltd and Orgad (subsidiary) may be carryforward to offset against future income for an indefinite period of time.

3. Topspin Medical (Israel) Ltd. and My Size (Israel) 2014 Ltd. has final tax assessments through 2016.

4. Naiz has estimated total available operating loss carryforwards of approximately $1,335 as of December 31, 2023. Naiz operating loss carryforward may be used to offset against future income for an indefinite period of time.

c. U.S. and foreign components of loss, before income taxes consisted of:

| | December 31, | |
| --- | --- | --- |
| | **2023** | **2022** |
| U.S | (2,375) | (1,180) |
| Non-U.S. (foreign) | (4,338) | (7,166) |
| | (6,713) | (8,346) |

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

**U.S. dollars in thousands (except share data and per share data)**

**NOTE 12 - TAXES ON INCOME (Cont.)**

    d.  Deferred taxes:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

|  | December 31, | |
|---|---|---|
|  | **2023** | **2022** |
| Deferred tax assets: | | |
| Operating loss carryforwards | 21,172 | 20,131 |
| Stock based compensation expense | 102 | 145 |
| Investment in marketable securities | 419 | 390 |
| Capitalized research and development expenses | 226 | 586 |
| Other temporary differences | 16 | 203 |
| Total deferred tax assets | 21,935 | 21,455 |
| Valuation allowance | (21,663) | (21,455) |
| Net deferred tax assets after valuation allowance | 272 | - |
| | | |
| Deferred tax liabilities: | | |
| | | |
| Intangible assets | (272) | (328) |
| | | |
| Net deferred tax liability | - | (328) |

The following table presents a reconciliation of the beginning and ending valuation allowance:

|  | December 31, | |
|---|---|---|
|  | **2023** | **2022** |
| Balance at beginning of the year | 21,455 | 21,082 |
| Additions in valuation allowance to the income statement | 988 | 1,758 |
| Additions in valuation allowance due to exchange rate foreign currency translation differences | (780) | (1,385) |
| Net change in the valuation allowance | 208 | 373 |
| Balance at end of the year | 21,663 | 21,455 |

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized.

The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized. Based on consideration of these factors, the Company recorded a valuation allowance to reduce deferred tax assets to the amount supported by future reversals of existing taxable temporary differences at December 31, 2023 and 2022.

    e.  Theoretical tax

The following presents the adjustment between the theoretical income tax benefit that would result from applying the U.S. federal statutory income tax rate to loss before income taxes amount and the reported income tax benefit included in the financial statements:

|  | December 31, | |
|---|---|---|
|  | **2023** | **2022** |
| Loss before income taxes | 6,713 | 8,346 |
| Statutory income tax rate | 21% | 21% |
| Computed "expected" income tax benefit | 1,410 | 1,752 |
| Foreign tax rate differences | 73 | 149 |
| Exchange rate differences | 47 | - |
| Nondeductible expenses | (41) | (107) |
| Impairment of goodwill | (168) | - |
| Change in valuation allowance | (988) | (1,758) |
| Income tax benefit | 333 | 36 |

The entire income tax benefit is a deferred tax benefit.

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

**U.S. dollars in thousands (except share data and per share data)**

**NOTE 13 - SHAREHOLDERS' EQUITY**

a. Common stock confers upon their holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends if declared.

b. On December 7, 2022, the Company's board of directors approved a 1-for-25 reverse stock split of the Company's issued and outstanding shares of common stock. The reverse stock split became effective on December 8, 2022. As a result, all shares of common stock, options for shares of common stock, exercise price and net loss per share amounts were adjusted retroactively for all periods presented in these financial statements.

c. On January 10, 2023, the Company entered into a securities purchase agreement pursuant to which the Company sold an aggregate of 162,000 of the Company's shares of common stock and pre-funded warrants to purchase up to 278,899 shares of common stock and, in a concurrent private placement, unregistered warrants to purchase up to 883,798 shares of common stock, consisting of Series A warrants to purchase up to 441,899 shares of common stock and Series B warrants to purchase up to 441,899 shares of common stock, at an offering price of $3.055 per share of common stock and associated Series A and Series B warrants and an offering price of $3.054 per pre-funded warrant and associated Series A and Series B warrants.

In addition, the Company entered into a securities purchase agreement (the "PIPE Purchase Agreement") pursuant to which the Company agreed to sell and issue in a private placement an aggregate of up to 540,098 unregistered pre-funded warrants and unregistered warrants to purchase up to an aggregate of 1,080,196 shares of common stock, consisting of Series A warrants to purchase up to 540,098 shares of common stock and Series B warrants to purchase up to 540,098 shares of common stock at an offering price of $3.054 per pre-funded warrant and associated Series A and Series B warrants.

The pre-funded warrants are immediately exercisable at an exercise price of $0.001 per share and will not expire until exercised in full. The warrants are immediately exercisable upon issuance at an exercise price of $2.805 per share, subject to adjustment as set forth therein. The Series A warrants have a term of five and one-half years from the date of issuance and the Series B warrants have a term of 28 months from the date of issuance. The warrants may be exercised on a cashless basis if there is no effective registration statement registering the shares underlying the warrants.

In connection with the PIPE Purchase Agreement, the Company entered into a registration rights agreement (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Company is required to file a resale registration statement (the "Registration Statement"), with the SEC, to register for resale the shares issuable upon exercise of the unregistered pre-funded warrants and the Series A and Series B warrants, within 20 days of the signing date of the PIPE Purchase Agreement (the "Signing Date"), and to have such Registration Statement declared effective within 60 days after the Signing Date in the event the Registration Statement is not reviewed by the SEC, or 90 days of the Signing Date in the event the Registration Statement is reviewed by the SEC. The Company will be obligated to pay certain liquidated damages if it fails to maintain the effectiveness of the Registration Statement.

Aggregate gross proceeds to the Company in respect of the offerings was approximately $3,000, before deducting fees payable to the placement agent and other offering expenses payable by the Company. The net proceeds were approximately $2,600.

As of December 31, 2023, all the pre funded warrants were exercised.

d. On August 24, 2023, the Company entered into an inducement offer letter agreement (the "Inducement Letter") with a certain holder (the "Holder") of certain of the Company's existing warrants to purchase up to (i) 1,963,994 shares of the Company's common stock issued on January 12, 2023 at an exercise price of $2.805 per share (the "January 2023 Warrants"), (ii) 6,864 shares of the Company's common stock issued on January 17, 2020 at an exercise price of $94.00 per share (the "January 2020 Warrants"), and (ii) 47,153 shares of the Company's common stock issued on October 28, 2021 at an exercise price of $31.50 per share, having terms ranging from 28 months to five and one-half years (the "October 2021 Warrants" and together with the January 2023 Warrants and the January 2020 Warrants, the "Existing Warrants").

Pursuant to the Inducement Letter, the Holder agreed to exercise for cash its Existing Warrants to purchase an aggregate of 2,018,012 shares of the Company's common stock at a reduced exercise price of $2.09 per share in consideration of the Company's agreement to issue new common stock purchase warrants (the "New Warrants"), to purchase up to an aggregate of 5,367,912 shares of the Company's common stock (the "New Warrant Shares"), at an exercise price of $2.09 per share. The Company received aggregate gross proceeds of approximately $4.2 million from the exercise of the Existing Warrants by the Holder, before deducting placement agent fees and other offering expenses payable by the Company. The net proceeds are approximately $3.6 million.

As of December 31, 2023, the Company issued to the holder 1,183,012 shares and 835,000 in abeyance.

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

**U.S. dollars in thousands (except share data and per share data)**

**NOTE 13 - SHAREHOLDERS' EQUITY (Cont.)**

c. A summary of the warrant activity during the years ended December 31, 2023 and 2022 is presented below:

| | Number of Warrants | Weighted Average Exercise Price | Weighted Average Remaining Life in Years |
|---|---|---|---|
| Outstanding, December 31, 2021 | 287,964 | 31.00 | 4.35 |
| Issued | - | - | - |
| Expired or exercised | (17,901) | - | - |
| Outstanding, December 31, 2022 | 270,063 | 30.21 | 3.36 |
| Issued | 8,641,803 | - | - |
| Expired or exercised | (3,067,572) | - | - |
| Outstanding, December 31, 2023 | 5,844,294 | 3.41 | 3.75 |
| Exercisable, December 31, 2023 | 5,844,294 | 3.41 | 3.75 |

**NOTE 14 - STOCK BASED COMPENSATION**

The stock-based expense recognized in the financial statements for services received is related to Research and Development, Sales and Marketing and General and Administrative expenses as shown in the following table:

| | Year ended December 31, | |
|---|---|---|
| | **2023** | **2022** |
| Stock-based compensation expense – Cost of goods | 20 | 80 |
| Stock-based compensation expense - Research and development | 71 | 151 |
| Stock-based compensation expense - Sales and marketing | 160 | 238 |
| Stock-based compensation expense - General and administrative | 202 | 305 |
| | 453 | 774 |

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

**U.S. dollars in thousands (except share data and per share data)**

**NOTE 14 - STOCK BASED COMPENSATION (Cont.)**

<u>Options issued to consultants</u>

a.   In July 2019, the Company entered into a three-year agreement with a consultant ("Consultant14") to provide services to the Company including assisting the Company to promote, market and sell the Company's technology to potential customers. Pursuant to such agreement and in partial consideration for such consulting services, the Company agreed to issue to Consultant14 options to purchase up to 107 shares of the Company's common stock upon execution of the agreement. The options are exercisable at $375.00 per share and shall vest in 3 equal instalments every twelve months starting July 2019. Unexercised options shall expire 4 years from the effective date.

In addition, the Company agreed to issue to Consultant14 options to purchase up to 890 shares of the Company's common stock upon execution of the agreement. The options are exercisable at $27.00 per share and shall vest in 4 equal instalments every six months starting September 2020. Unexercised options shall expire 5 years from the effective date.

b.   In March 2023, the Company entered into a two-year agreement with a consultant ("Consultant15") to provide services to the Company including assisting the Company to promote, market and sell the Company's technology to potential customers. Pursuant to such agreement and in partial consideration for such consulting services, the Company agreed to issue to Consultant15 options to purchase up to 4,000 shares of the Company's common stock upon execution of the agreement. The options are exercisable at $3.00 per share and shall vest in 2 equal instalments every twelve months starting March 2023. Unexercised options shall expire 3 years from the effective date.

During 2023 and 2022, an amount of $1 and $7 respectively, were recorded by the Company as stock-based equity awards with respect to Consultant 14 and consultant 15.

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

**U.S. dollars in thousands (except share data and per share data)**

**NOTE 14 - STOCK BASED COMPENSATION (Cont.)**

The Company's outstanding options granted to consultants as of December 31, 2023 are as follows:

| Issuance date | Options for Common stock | Weighted Average exercise price per share | | Options exercisable | Expiration date |
|---|---|---|---|---|---|
| September-October 2020 | 1,488 | USD | 27.20 | 1,488 | October 2024- September 2025 |
| March 2023 | 4,000 | USD | 3 | - | March 2026 |
| | | | | | |
| Total | 5,488 | | | 1,488 | |

The Company uses the Black Scholes model to measure the fair value of the stock options with the assistance of a third party valuation.

The fair value of the Company's stock options granted to non-employees was calculated using the following weighted average assumptions:

| | 2023 Grants | 2022 Grants |
|---|---|---|
| Dividend yield | - | - |
| Expected volatility | 82.49% | - |
| Risk-free interest | 3.96% | - |
| Contractual term of up to (years) | 3 | - |

F-24

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

**U.S. dollars in thousands (except share data and per share data)**

**NOTE 14 - STOCK BASED COMPENSATION (Cont.)**

<u>Stock Option Plan for employees</u>

In March 2017, the Company adopted a stock option plan (the "Plan") pursuant to which the Company's Board of Directors may grant stock options to officers and key employees. The total number of options which may be granted to directors, officers, employees under this plan, is limited to 289,000 options. Stock options can be granted with an exercise price equal to or less than the stock's fair market value at the date of grant.

The fair value of each option award is estimated on the date of grant using the Binomial option-pricing model that used the weighted average assumptions in the following table. The risk free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

|  | 2023 Grants | 2022 Grants |
| --- | --- | --- |
| Dividend yield | 0% | 0% |
| Expected volatility | 82.49% | 96.52% |
| Risk-free interest | 3.96% | 4.06% |
| Contractual term | 5 | 5 |

In the years ended December 31, 2023 and 2022, 93,000 and 10,000 options, respectively, were granted.

On December 27, 2023, the Company's stockholders approved an increase in the shares available for issuance under the 2017 Equity Incentive Plan from 289,000 shares to 1,040,000 shares.

On September 29, 2022, the Compensation Committee of the Company approved grants of restricted share awards under the Company's 2017 Equity Incentive Plan to Ronen Luzon (CEO), Or Kles (CFO), Billy Pardo (COO), Ilia Turchinsky (CTO) and Ezequiel Javier Brandwain (CCO), pursuant to which were issued 100,000 restricted shares, 24,000 restricted shares, 24,000 restricted shares, 16,000 restricted shares and 12,000 restricted shares, respectively. Each restricted share awarded under section 102 Capital Gain Restricted Stock Award Agreement (the "Agreement"). The restricted shares shall vest in three equal installments on January 1, 2023, January 1, 2024 and January 1, 2025 for Ronen Luzon, Or Kles, Billy Pardo and Ilia Turchinsky and on January 27, 2023, January 27, 2024 and January 27, 2025 for Ezequiel Javier Brandwain, conditioned upon continuous employment with the Company, and subject to accelerated vesting upon a change in control of the Company.

On the same day, the Company granted five-years options to purchase up to 10,000 ordinary shares to other employees of the Company at an exercise price of $0.21 per share. The options vesting period is over three years in three equal portions from the vesting commencement date.

On July 13, 2023, the compensation committee of the board of directors of the Company reduced the exercise price of outstanding options of certain officers and directors of the Company for the purchase of an aggregate of 23,575 shares of common stock (with exercise prices of $26.00 per Share) to $1.09 per share, which was the closing price for the Company's shares on July 13, 2023. The exercise price reduction includes options held by, among others, the Company's named executive officers with respect to the following number of shares: (i) Ronen Luzon, the Company's Chief Executive Officer and director: 8,001 shares, (ii) Or Kles, the Company's Chief Financial Officer: 5,760 shares, and (iii) Billy Pardo, the Company's Chief Operating Officer and Chief Product Officer: 6,094 shares.

The incremental compensation cost resulting from the repricing is approximately $10. in addition, The Company granted five-year options to purchase up to 93,000 ordinary shares to employees of the Company at an exercise price of $1.09 per share.

On February 14, 2024, the Compensation Committee of the Company granted restricted share awards under the Company's 2017 Equity Incentive Plan to Ronen Luzon, Or Kles and Billy Pardo, pursuant to which they were issued 300,000 restricted shares, 150,000 restricted shares and 150,000 restricted shares, respectively. The restricted shares shall vest in three equal installments on January 1, 2025, January 1,2026 and January 1, 2027, conditioned upon continuous employment with the Company, and subject to accelerated vesting upon a change in control of the Company.

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

**U.S. dollars in thousands (except share data and per share data)**

**NOTE 14 - STOCK BASED COMPENSATION (Cont.)**

The total stock option compensation expense in the year ended December 31, 2023 amounted to $371 as follows: Research and development expenses amounted to $71, sales and marketing expenses amounted to $130 and general and administrative expenses amounted to $168.

The total stock option compensation expense in the year ended December 31, 2022 amounted to $455 as follows: Research and development expenses amounted to $151, sales and marketing expenses amounted to $126 and general and administrative expenses amounted to $178.

As of December 31, 2023, there was a total of $153 unrecognized compensation cost relating to non-vested share-based compensation arrangements. That cost is expected to be recognized over a weighted-average period of 2.0 years.

Share option activity during 2023 is as follows:

| | 2023 | |
|---|---|---|
| | Number of options | Weighted average exercise price US$ |
| Outstanding at January 1 | 41,606 | 22.48 |
| Granted | 93,000 | 1.09 |
| Exercised | - | - |
| Expired | (23,950) | - |
| Outstanding at year end | 110,656 | 1.11 |
| Vested at year end | 48,656 | 1.10 |

Share option activity during 2022 is as follows:

| | 2022 | |
|---|---|---|
| | Number of options | Weighted average Exercise price US$ |
| Outstanding at January 1 | 35,742 | 26.5 |
| Granted | 10,000 | 5.25 |
| Exercised | - | |
| Expired | (4,136) | |
| Outstanding at year end | 41,606 | 22.48 |
| Vested at year end | 33,208 | 25.17 |

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

**U.S. dollars in thousands (except share data and per share data)**

**NOTE 15 - CONTINGENCIES AND COMMITMENTS**

On August 7, 2018, the Company commenced an action against North Empire LLC ("North Empire") in the Supreme Court of the State of New York, County of New York for breach of a Securities Purchase Agreement (the "Agreement") in which it is seeking damages in an amount to be determined at trial, but in no event less than $616. On August 2, 2018, North Empire filed a Summons with Notice against the Company, also in the same Court, in which they allege damages in an amount of $11,400 arising from an alleged breach of the Agreement. On September 6, 2018 North Empire filed a Notice of Discontinuance of the action it had filed on August 2, 2018. On September 27, 2018, North Empire filed an answer and asserted counterclaims in the action commenced by the Company against them, alleging that the Company failed to deliver stock certificates to North Empire causing damage to North Empire in the amount of $10,958. North Empire also filed a third-party complaint against the Company's CEO and now former Chairman of the Board asserting similar claims against them in their individual capacities. On October 17, 2018, the Company filed a reply to North Empire's counterclaims. On November 15, 2018, the Company's CEO and now former Chairman of the Board filed a motion to dismiss North Empire's third-party complaint. On January 6, 2020, the Court granted the motion and dismissed the third-party complaint. Discovery has been completed and both parties have filed motions for summary judgment in connection with the claims and counterclaims. On December 30, 2021, the Court denied both the Company and North Empire's motions for summary judgment, arguing there were factual issues to be determined at trial. On January 26, 2022, the Company filed a notice of appeal of the summary judgment decision. On February 3, 2022, the Company filed a motion to reargue the Court's decision denying the Company's motion for summary judgment. North Empire will file its opposition papers on or before March 31, 2022, and the Company will file reply papers on April 29, 2022. On or about September 12, 2022, the Court issued its Decision and Order denying the Company's motion to reargue. North Empire filed its opposing brief on December 7, 2022. Both sides were given an opportunity to file a reply brief. The Company filed a reply brief on January 4, 2023 and North Empire filed its reply brief on January 13, 2023. The Appellate Court has scheduled oral argument for the appeal for February 7, 2023. Oral argument was held before the Appellate Court on February 7, 2023. On or about February 28, 2023, the Appellate Court filed its Decision and Order, which affirmed the lower court's decisions regarding both the Company and North Empire's motions for summary judgment and sent the case back to the Supreme Court. On March 13, 2023, the Supreme Court referred the case to its Alternative Dispute Program and ordered the cases to mediate. The mediation was held on July 26, 2023 and various settlement options were explored but the mediation did not lead to settlement. On December 21, 2023, a conference with the Court was held and the parties were given dates for various pre-trial filings. The next pre-trial conference is scheduled to be held on May 31, 2024, at which point the Court will schedule the matter for trial on the ultimate claims. The Company intends to vigorously defend any claims made by North Empire. The Company believes it is more likely than not that the counterclaims will be denied.

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

**U.S. dollars in thousands (except share data and per share data)**

**NOTE 16 - BUSINESS COMBINATIONS**

Acquisition of Orgad

On February 7, 2022, the Company acquired 100% of the shares and voting interests in Orgad an omnichannel e-commerce platform. The acquisition was designed to create an additional revenue stream for the Company by becoming a direct e-commerce seller while leveraging the synergies between MySizeID and Orgad's e-commerce platform.

Unaudited pro-forma information

The results of operations of Orgad have been included in the consolidated financial statements since the acquisition date of February 7, 2022. Orgad revenues included in the Company's consolidated statement of operations from February 7, 2022 through December 31, 2022 were $4,132. If the acquisition had occurred on January 1, 2021, management estimates that the consolidated pro forma revenues for the year ended December 31 2022 and 2021 would have been $4,662 and $2,850 respectively, and the net loss after tax would have been $8,519 and $10,149 respectively.

(a) Consideration transferred

The following table summarizes the acquisition date fair value of each major class of consideration:

|  | USD Thousands |
| --- | --- |
| Cash | 300 |
| Issuance of shares of common stock (55,801 shares) (*) | 457 |
| Total consideration transferred | 757 |

(*) Quoted price as of the acquisition date

In addition, the Company agreed to pay to the former owners of Orgad, on the two-year and the three-year anniversary of the closing, $350 in each of these years provided that in the case of the second and third instalments certain revenue targets are met and subject further to certain downward post-closing adjustment. Subsequent to the balance sheet date, the amount of $700 was fully paid to the former owners of Orgad net of a settlement amount of $275.

Furthermore, 55,801 shares of common stock will be issued in eight equal quarterly instalments until the lapse of two years from closing. Additional earn-out payments of 10% of the operating profit of Orgad for the years 2022 and 2023 will also be paid. All of these payments are subject to the former owners being actively engaged with Orgad at the date such payment is due, and therefore were not taken as part of the consideration for the business combination.

During the years ended December 31, 2023 and 2022 an amount of $202, $456 $82 and $319 was recorded in respect of the cash instalments and in respect of stocks issuance, respectively in Cost Of Goods, Sales and Marketing and General and Administrative expenses as shown in the following table:

|  | 2023 | 2022 |
| --- | --- | --- |
| Expenses – Cost of goods | 70 | 194 |
| Expenses - Sales and marketing | 100 | 271 |
| Expenses - General and administrative | 114 | 310 |
|  | 284 | 775 |

(b) Identifiable assets acquired and liabilities assumed

Under the purchase price allocation, the Company allocated the purchase price to tangible and identified intangible assets acquired and liabilities assumed based on the estimates of their fair values, which were determined using generally accepted valuation techniques based on estimates and assumptions made by management at the time of the acquisition.

The following table summarizes the fair value of assets acquired and liabilities assumed as of the acquisition date:

|  | Thousands USD |
| --- | --- |
| Cash and Cash Equivalent | - |
| Trade receivables | 364 |
| PP&E | 55 |
| Inventory | 864 |
| Long-term financial investment | 31 |
| Selling platform | 378 |
| Goodwill | 152 |
| Short-term accruals and deferrals | (181) |
| Trade payables | (668) |
| Long term provision | (13) |
| Long-term debt | (138) |
| Deferred tax liabilities | (87) |
| Total net assets acquired | 757 |

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

**U.S. dollars in thousands (except share data and per share data)**

**NOTE 16 - BUSINESS COMBINATION (Cont.)**

(c)  Acquisition-related costs

The Company incurred transaction costs of approximately none and $40 and during twelve-month period ended December 31, 2023 and 2022 respectively, which were included in general and administrative expenses in the consolidated statements of income (loss).

Acquisition of Naiz Bespoke Technologies, S.L.

On October 11, 2022, the Company acquired 100% of the shares and voting interests in Naiz a provider of SaaS technology solutions that solve size and fit issues for fashion ecommerce companies. The acquisition was designed to allow Naiz's customers benefit from MySize's deep understanding of the fashion ecommerce retail landscape, while creating an additional revenue stream for the Company.

Unaudited pro-forma information

The results of operations of Naiz have been included in the consolidated financial statements since the acquisition date of October 11, 2022. Naiz revenues included in the Company's consolidated statement of operations from October 11, 2022 through December 31, 2022 were $103. If the acquisition had occurred on January 1, 2021, management estimates that the consolidated pro forma revenues for the year ended December 31 2022 and 2021 would have been $4,738 and $379 respectively and the net loss after tax would have been $8,695 and $10,717 respectively.

(a)  Consideration transferred

The following table summarizes the acquisition date fair value of each major class of consideration:

|  | USD Thousands |
| --- | ---: |
| Cash | 503 |
| Issuance of shares of common stock (240,000 shares) (*) | 1,008 |
| Total consideration transferred | 1,511 |

(*)  Quoted price as of the acquisition date

In addition, the Company agreed to pay to the former owners of Naiz, additional cash consideration (up to $1,550) in four instalments subject to the following conditions:

(i)  Continuing employment or involvement of the Key Persons of Naiz (as defined in the agreement) by or with Naiz, except if terminated as a result of a Good Reason; and

(ii)  Naiz's Revenues reaching or exceeding the respective Target Revenues defined in the agreement. The revenues will be calculated in four periods: (1) January 1, 2022 – December 31, 2022; (2) January 1, 2023 – June 30, 2023; (3) July 1, 2023 – December 31, 2023; (4) January 1, 2024 – December 31, 2024.

Former owners of Naiz are entitled to additional cash consideration following December 31, 2025 (up to $1,650) in an event when the actual value of the equity consideration is less than $1,650, subject to completion of a Target Revenue for the period of January 1, 2025 – December 31, 2025 and continuing employment or involvement of the Key Persons of Naiz (as defined in the agreement) by or with Naiz, except if terminated as a result of a Good Reason;

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

**U.S. dollars in thousands (except share data and per share data)**

**NOTE 16 - BUSINESS COMBINATION (Cont.)**

During the year ended December 31, 2023 and 2022 an amount of ($130) and $283 was recorded in respect of the additional cash consideration respectively.

Naiz has reached the Revenues target of (1) period January 1, 2022-December 31,2022 and therefore an amount of $125 was paid during the year of 2023.

Naiz has not reached the targets of the (2) and (3) periods and therefore the contingent liability was reduced accordingly.

(b)  Identifiable assets acquired and liabilities assumed

Under the purchase price allocation, the Company allocated the purchase price to tangible and identified intangible assets acquired and liabilities assumed based on the estimates of their fair values, which were determined using generally accepted valuation techniques based on estimates and assumptions made by management at the time of the acquisition.

The following table summarizes the fair value of assets acquired and liabilities assumed as of the acquisition date:

|  | Thousands USD |
|---|---|
| Cash and cash equivalent | 36 |
| Trade receivables and other receivables | 41 |
| PP&E | 3 |
| Long-term financial investment | 8 |
| Customer Relationships | 726 |
| Technology | 286 |
| Trademark | 77 |
| Goodwill | 1,152 |
| Short Term accruals and deferrals | (56) |
| Trade payables | (46) |
| Short-term provision | (6) |
| Short term debt | (155) |
| Long term debt | (294) |
| Deferred tax liabilities | (261) |
| Total net assets acquired | 1,511 |

(c)  Acquisition-related costs

During 2022, the Company incurred transaction costs of approximately $75 which were included in general and administrative expenses in the consolidated statements of income (loss).

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

**U.S. dollars in thousands (except share data and per share data)**

**Note 17 – Operating Segments**

Effective 1, July 2023 the Company merged its two SAAS segments into one segment, hence reducing the reportable segments from three to the following two segments: (i) fashion and equipment e-commerce platform, and (ii) SaaS based innovative artificial intelligence driven measurement solutions. This realignment reflects the way resources are allocated and performance is assessed by the Chief Operating Decision Maker. The fashion and equipment e-commerce platform which represents Orgad's activity that was acquired by the Company in 2022, mainly operates on Amazon. The SaaS based innovative artificial intelligence driven measurement solutions, or SaaS Solutions operating segment consists of My Size Inc, My Size Israel, My Size LLC and Naiz.

In the Company's financial reporting for December 31, 2023, comparative information for 2022 was restated to reflect the changes in reportable segments.

Information related to the operations of the Company's reportable operating segments is set forth below:

| | Fashion and equipment e-commerce platform | SaaS Solutions | Total |
|---|---|---|---|
| **As of the year ended December 31, 2023** | | | |
| Revenues from external customers | 6,367 | 629 | 6,996 |
| Operating (loss) income | (3,356) | (3,385) | (6,741) |
| | | | |
| Significant non-cash items: | | | |
| | | | |
| Amortization (*) | (111) | (191) | (302) |
| Impairment of goodwill (*) | - | (671) | (671) |

(*) see note 7.

| | Fashion and equipment e-commerce platform | Saas Solution | |
|---|---|---|---|
| As of December 31, 2023: | | | |
| Assets | 6,352 | 2,639 | |

| | Fashion and equipment e-commerce platform | SaaS Solutions | Total |
|---|---|---|---|
| **As of the year ended December 31, 2022** | | | |
| Revenues from external customers | 4,132 | 327 | 4,459 |
| Operating (loss) income | (4,197) | (3,913) | (8,110) |
| | | | |
| Significant non-cash items: | | | |
| | | | |
| Amortization (*) | (109) | (46) | (155) |

(*) see note 7.

| | Fashion and equipment e-commerce platform | Saas Solution | |
|---|---|---|---|
| As of December 31, 2022: | | | |
| Assets | 6,507 | 3,220 | |

The Company elected to present geographic information in respect with revenues generated from external customers based on the selling location:

Long-lived assets, which includes investment in JV, property, plant and equipment and right of use assets, by geographic region are as follows:

| | Year ended December 31, | |
|---|---|---|
| | 2023 | 2022 |
| Israel | 718 | 1,098 |
| Spain | 1,609 | 2,396 |
| Other | 24 | 100 |
| | 2,351 | 3,594 |

For the year ended December 31, 2023 86.45% of the Company's total revenues were generated in the United states, no other foreign destination comprised 10.0% or more of the Company's total revenues.

**NOTE 18 - SALES AND MARKETING**

| | Year ended December 31, | |
|---|---|---|
| | 2023 | 2022 |
| Salaries | 877 | 836 |
| Consultants and subcontractors | 139 | 583 |
| Marketing | 375 | 481 |
| Selling fees | 1,858 | 489 |
| Cash and equity liability expenses related to Orgad acquisition (*) | 100 | 271 |
| Share based payments for consultants and employees | 131 | 127 |
| Travel | 75 | 211 |
| Other | 301 | 145 |
| | 3,856 | 3,143 |

(*)See note 16.

**NOTE 19 - GENERAL AND ADMINISTRATIVE EXPENSES**

| | Year ended December 31, | |
|---|---|---|
| | 2023 | 2022 |
| Salaries | 954 | 1,007 |

| | | |
|---|---|---|
| Professional services | 1,322 | 705 |
| Share based payments for consultants, directors and employees | 168 | 180 |
| Rent, office expenses and communication | 349 | 442 |
| Insurance | 463 | 564 |
| Cash liability and equity liability expenses related to Orgad acquisition (*) | 81 | 310 |
| Cash liability expenses related to Naiz acquisition (*) | (52) | 217 |
| Directors | 55 | 82 |
| Other | 631 | 393 |
| | 3,971 | 3,900 |

(*)See note 16.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

**U.S. dollars in thousands (except share data and per share data)**

**NOTE 20 - FINANCIAL INCOME (EXPENSE), NET**

    A.  Financial income

| | Year ended December 31, | |
| --- | --- | --- |
| | **2023** | **2022** |
| Exchange rate differences | 99 | - |
| Other | 97 | 26 |
| Total Financial income | 196 | 26 |

    B.  Financial expense

| | Year ended December 31, | |
| --- | --- | --- |
| | **2023** | **2022** |
| Exchange rate differences | - | 33 |
| Revaluation of loan granted | - | 100 |
| Revaluation investment in marketable securities | 41 | 62 |
| Other | 56 | 67 |
| Total Financial expense | 97 | 262 |

**NOTE 21 – SIGNIFICANT EVENTS DURING THE REPORTING PERIOD**

    a.  On January 2, 2023, Orgad experienced a fire at its warehouse in Israel. The Company is not aware of any casualties or injuries associated with the fire. The Company shifted Orgad's operation to its headquarters. The value of the inventory that was in the warehouse was approximately $640. The Company believes that this incident did not affect the future sales results of Orgad for the year of 2023. The inventory was not insured and the Company and lessor signed an agreement to settle the issue in which the Company paid to the lessor an amount of $50 to cover its loss. The Company recognized the payment to the lessor as a general and administrative expense.

        During the reporting period, claims by the owners a neighboring warehouse were made of damage caused by the fire. As of the date these financial statements were authorized for issuance, no lawsuit was filed against the Company, and the amount of potential loss, if any, cannot be reasonably estimated.

    b.  During May 2023, the Company initiated a transfer of the support, development and customer success operations to its Spanish entity, Naiz Fit, that is intended to improve efficiency and lower costs between the Company's operations in Israel and Naiz Fit. As part of this, the Company reduced headcount by 13 persons in Israel, including the termination of its Chief Commercial Officer, Ezequiel Javier Brandwain. This restructuring did not have a material impact on the Company's results. The Company expects it to lower future operating costs without significant impact on revenues.

    c.  On November 3, 2023, the Company was notified, by the Nasdaq Listing Qualifications that the Company is not in compliance with the minimum bid price requirements set forth in Nasdaq Listing Rule 5550(a)(2), or the Rule, for continued listing on The Nasdaq Capital Market. The Notification Letter provides that the Company has 180 calendar days, or until May 1, 2024, to regain compliance with the Rule. To regain compliance, the bid price of our common stock must have a closing bid price of at least $1.00 per share for a minimum of 10 consecutive business days. In the event we do not regain compliance by July 5, 2022, the Company may then be eligible for additional 180 days if the Company meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of the Company's intention to cure the deficiency during the second compliance period. If the Company does not qualify for the second compliance period or fails to regain compliance during the second compliance period, then Nasdaq will notify the Company of its determination to delist the Company common stock, at which point the Company will have an opportunity to appeal the delisting determination to a Hearings Panel.

**NOTE 22 - EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE**

    a.  On February 14, 2024, the Compensation Committee of the Company granted restricted stock awards under the Company's 2017 Equity Incentive Plan to Ronen Luzon, Or Kles and Billy Pardo, pursuant to which they were issued 300,000 restricted shares, 150,000 restricted shares and 150,000 restricted shares, respectively. The restricted shares shall vest in three equal installments on January 1, 2025, January 1, 2026 and January 1, 2027, conditioned upon continuous employment with the Company, and subject to accelerated vesting upon a change in control of the Company. On the same day, the Company granted a total of 80,000 RSU (restricted stock units) to its Directors that will vest on January 1,2025 and five-years options to purchase up to 55,000 ordinary shares to other employees of the Company at an exercise price of $0.479 per share. The options vesting period is over three years in three equal portions from the vesting commencement date.

**ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS AND FINANCIAL DISCLOSURE**

There were no disagreements with accountants on accounting and financial disclosure of a type described in Item 304 (a)(1)(iv) or any reportable event as described in Item 304 (a)(1)(v) of Regulation S-K.

**ITEM 9A. CONTROLS AND PROCEDURES**

**Disclosure Controls**

We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2023. Based upon that evaluation, our principal executive officer and principal financial officer concluded that, as of the end of the period covered in this Annual Report on Form 10-K, our disclosure controls and procedures were effective to ensure that information required to be disclosed in reports filed under the Exchange Act, as amended, is recorded, processed, summarized and reported within the required time periods specified in the SEC's rules and forms and is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

**Management's Report on Internal Control Over Financial Reporting**

Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting at December 31, 2023. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013). Based on that assessment under those criteria, management has determined that, as of December 31, 2023, our internal control over financial reporting was effective.

This Annual Report on Form 10-K does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to the exemption provided to issuers that are not "large accelerated filers" nor "accelerated filers" under the Dodd-Frank Wall Street Reform and Consumer Protection Act.

**Changes in Internal Control Over Financial Reporting**

During the most recent fiscal quarter, no change has occurred in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

**ITEM 9B. OTHER INFORMATION**

During the quarter ended September 30, 2023, Ronen Luzon and Or Kles adopted a "Rule 10b5-1 trading arrangement" (in each case, as defined in Item 408 of Regulation S-K).

**ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS**

Not applicable.

**PART III**

**ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE**

The following table sets forth the name, age and positions of our executive officers and directors.

| NAME | Age | POSITION |
| --- | --- | --- |
| Ronen Luzon | 53 | Chief Executive Officer and Class III Director |
| Or Kles | 41 | Chief Financial Officer |
| Billy Pardo | 48 | Chief Operating Officer and Chief Product Officer |
| Oron Branitzky (1)(2)(3)* | 64 | Class II Director |
| Oren Elmaliah (1)(2)(3)* | 39 | Class I Director |
| Arik Kaufman (1)(2)(3)* | 42 | Class I Director |
| Guy Zimmerman* | 54 | Class II Director |

(1)   Member of our audit committee

(2)   Member of our nominating and corporate governance committee

(3)   Member of our compensation committee

* Independent as that term is defined by the rules of the Nasdaq Stock Market.

The business background and certain other information about our directors and executive officers is set forth below:

**Ronen Luzon** has served as our Chief Executive Officer and a member of our board of directors since September 2013. Since 2006, Mr. Luzon has additionally served as Chief Executive Officer and founder of Malers Ltd., a company in the global security solutions market which provides technological solutions for integrated communication infrastructures, security and control systems. Prior to Malers, he held several senior marketing, sales management and professional services positions in a variety of international high tech companies including VP marketing of GA Tech and Professional Services Manager of Eldat Communication. Mr. Luzon graduated from Middlesex University in London with a B.S. in IT and Business Information Systems. We believe that Mr. Luzon is qualified to serve as a member of our board of directors because of his more than 20 years of experience in the technology sector.

**Or Kles** has served as our Chief Financial Officer since May 2016. He is a certified public accountant with a broad, diverse financial background. From May 2013 until April 2016 he served as Assistant Controller of Shikun and Binui-Solel Boneh Infrastructure Ltd. and from December 2010 until May 2013 he served as an Associate at KPMG. Mr. Kles holds an MBA and a B.A. in Business Management and Accounting (specializing in financing) from The College of Management Academic Studies. Mr. Kles is a certified public accountant in Israel.

**Billy Pardo** has served as our Chief Product Officer since May 2014 and Chief Operating Officer since April 2019. From April 2010 until August 2013, Ms. Pardo served as Senior Director of Product Management of Fourier Education. Among her areas of expertise are launching products from concept to successful delivery in various methodologies, including Fourier Education's award-winning einstein™ Science Tablet. Prior to that Ms. Pardo served in various product management positions including, Project Manager of Time to Know, Product Marketing Manager of RiT Technologies, Product Manager of Pricer AB and R&D Team Leader at Pricer AB. Ms. Pardo previously served as Software Engineer at Eldat Communication Ltd., and QA Engineer at NICE Systems. Ms. Pardo received an MBA from The Interdisciplinary Center and a B.A. in Computer Science from The Academic College of Tel-Aviv-Yaffo.

**Oron Branitzky** has served as a member of our board of directors since March 2017. Mr. Barnitzky has vast experience in retail technology. Since November 2017, Mr. Branitzky has served as Global Retail Business Development at Superup, and from January 2007 until December 2014 he served as Vice President of Sales and Marketing at Pricer AB. Prior to that, Mr. Branitzky has served as VP Marketing and Sales at Eldat Communication and Sarin Technologies Ltd. Since January 2015, Mr. Branitzky has served as chairman of the board of directors of WiseShelf Ltd. and from May 2015 until March 2016, Mr. Branitzky served as an advisory board member of ciValue. Mr. Branitzky received a B.S. from the Hebrew University of Jerusalem and an MBA in International Marketing from Tel Aviv University. We believe that Mr. Branitzky is qualified to serve as a member of our board of directors because of his more than 20 years of experience in managing the sales of hi-tech solutions to retailers across the globe.

**Oren Elmaliah**, has served as a member of our board of directors since May 2017. In September 2015, Oren Elmaliah founded Accounting Team IL and has acted as Account Manager since then. Accounting Team IL is a financial consultancy and service provider to public companies traded in Israel and abroad. Since February 2017, Mr. Elmaliah has served as controller of Enlivex Therapeutics Ltd., and since January 2017 he has served as Chief Financial Officer of Presstek Israel. In addition, since September 2015, Mr. Elmaliah has served as an Israel Authorities Reporting Officer of LG Electronics Israel and since September 2015 he has served as Local Financial Report Consultant of Chiasma. From July 2011 until August 2015, Mr. Elmaliah served as CPA, Financial Director of CFO Director Ltd and from June 2010 until July 2011 he served as Risk Management Consultant of RSM International Limited. Mr. Elmaliah holds a B.A. in Accounting/Economics and a Msc. in Finance/Accounting from Tel Aviv University, Israel. He is a licensed Certified Public Accountant in Israel. We believe that Mr. Elmaliah is qualified to serve as a member of our board of directors because of his vast finance experience and public company management and administration in the fields of finance, accounting, and financial regulation.

**Arik Kaufman** has served as a member of our board of directors since June 2017. Mr. Kaufman is an attorney specializing in the fields of commercial law, corporate law and capital markets and since 2016 runs his own law office in Israel. He has vast experience in the fields of financial reporting and financial regulation. Mr. Kaufman serves as the Chief Executive Officer of Steakholder Foods since January 2022. From September 2017 until January 2022, Mr. Kaufman served as VP Business Development of Mor Research Applications. Mr. Kaufman holds an LLB in Law from the Interdisciplinary Center, Herzliya, and is admitted to the Israeli Bar. We believe that Mr. Kaufman is qualified to serve as a member of our board of directors based upon his experience of assisting with the completion of numerous venture capital financings, mergers, acquisitions, and strategic relationships. In addition, he has served as a member of the board of various publicly traded companies, including companies that operate in the same industry as us.

**Guy Zimmerman** has served as a member of our board of directors since August 2021 Since November 2023, Mr. Zimmerman serves as Chief Executive Officer of XJet 3D having served as Chief Marketing Officer from August 2022. Previously, Mr. Zimmerman served as Founder and CEO of ManuFuture, an online b2b engineering marketplace, since February 2021. Prior to that from 2017 to 2021, Mr. Zimmerman acted as a consultant to several technology start-ups and was a founding partner of a business travel online platform. From 2013 to 2017, Mr. Zimmerman served as EVP of Marketing and Business Development of Kornit Digital and was part of the IPO leadership. Prior to that, Mr. Zimmerman served as VP of Global Sales and Business Development at Tefron Ltd., a provider of seamless garment technology, where he led the $100m sales and sales support organization serving global retail and fashion brands. Prior to that he served as Vice President of Strategy and Business Development at Tnuva Group, Israel's largest food manufacturer and spent eight years at McKinsey & Company. Mr. Zimmerman previously led a software startup in the field of operational healthcare management systems. Mr. Zimmerman holds a B.Sc. in Industrial Engineering from Tel Aviv University in Israel. We believe that Mr. Zimmerman is qualified to serve as a member of our board of directors because of his experience in business development in the technology and retail sectors.

**Board Diversity Matrix**

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

**Board Diversity Matrix (As of March 9, 2024)**

| Total Number of Directors | 5 | | | |
| --- | --- | --- | --- | --- |
| | **Female** | **Male** | **Non-Binary** | **Did Not Disclose Gender** |
| **Part I: Gender Identity** | | | | |
| Directors | # | 5 | # | # |
| **Part II: Demographic Background** | | | | |
| African American or Black | # | # | # | # |
| Alaskan Native or Native American | # | # | # | # |
| Asian | # | # | # | # |
| Hispanic or Latinx | # | # | # | # |
| Native Hawaiian or Pacific Islander | # | # | # | # |
| White | # | 1 | # | # |
| Two or More Races or Ethnicities | # | 1 | # | # |
| LGBTQ+ | | 0 | | |
| Did Not Disclose Demographic Background | | 3 | | |

**Family Relationships**

Ronen Luzon, the Chief Executive Officer and a member of our board of directors, and Billy Pardo, the Chief Product Officer and Chief Operating Officer, are husband and wife. There are no other family relationships among any of our current or former directors or executive officers.

**Involvement in Certain Legal Proceedings**

We are not aware of any of our directors or officers being involved in any legal proceedings in the past ten years relating to any matters in bankruptcy, insolvency, criminal proceedings (other than traffic and other minor offenses), or being subject to any of the items set forth under Item 401(f) of Regulation S-K.

**Arrangements between Officers and Directors**

To our knowledge, there is no arrangement or understanding between any of our officers and any other person, including directors, pursuant to which the officer was selected to serve as an officer.

**Board of Directors**

There are no agreements with respect to the election of directors.

On January 6, 2022, we filed with the Secretary of State of Delaware a Certificate of Amendment to our Amended and Restated Certificate of Incorporation providing for a classified Board. Following filing of the Certificate of Amendment, members of our board are now classified into three classes with staggered three-year terms (with the exception of the expiration of the initial Class I and Class II directors), as follows:

- Class I, comprised of two directors, initially Arik Kaufman and Oren Elmaliah (with their initial terms expiring at our 2025 annual meeting of stockholders and members of such class serving successive three-year terms);

- Class II, comprised of two directors, initially Oron Branitzky and Guy Zimmerman (with their initial terms expiring at our 2026 annual meeting of stockholders and members of such class serving successive three-year terms); and

- Class III, comprised of one director, initially Ronen Luzon (with his initial term expiring at our 2024 annual meeting of stockholders and members of such class serving successive three-year terms).

To preserve the classified Board structure, a director elected by the Board of Directors to fill a vacancy holds office until the next election of the class for which such director has been chosen, and until that director's successor has been elected and qualified or until his or her earlier death, resignation, retirement or removal.

Our board of directors has reviewed the materiality of any relationship that each of our directors has with us, either directly or indirectly. Based upon this review, we believe that Arik Kaufman, Oren Elmaliach, Oron Branitzky and Guy Zimmerman qualify as independent directors in accordance with the standards set by the Nasdaq and Rule 10A-3 promulgated under the Exchange Act.

**Committees of the Board**

*Audit Committee*

Our audit committee is comprised of Oron Branitzky, Oren Elmaliah and Arik Kaufman. Mr. Elmaliah serves as chairman of the audit committee. The audit committee is responsible for retaining and overseeing our independent registered public accounting firm, approving the services performed by our independent registered public accounting firm and reviewing our annual financial statements, accounting policies and our system of internal controls. The audit committee acts under a written charter, which more specifically sets forth its responsibilities and duties, as well as requirements for the audit committee's composition and meetings. The audit committee charter is available on our website *www.mysizeid.com*.

The Board of Directors has determined that each member of the audit committee is "independent," as that term is defined by applicable SEC rules. In addition, the Board of Directors has determined that each member of the audit committee is "independent," as that term is defined by the rules of the Nasdaq Stock Market.

The Board of Directors has determined that Oren Elmaliah is an "audit committee financial expert" serving on its audit committee, and is independent, as the SEC has defined that term in Item 407 of Regulation S-K.

*Compensation Committee*

Our compensation committee consists of Oron Branitzky, Oren Elmaliah and Arik Kaufman. Mr. Branitzky serves as chairman of the compensation committee.

The compensation committee's roles and responsibilities include making recommendations to the Board of Directors regarding the compensation for our executives, the role and performance of our executive officers, and appropriate compensation levels for our CEO, which are determined without the CEO present, and other executives. Our compensation committee also administers our 2017 Equity Incentive Plan and our 2017 Consultant Equity Incentive Plan. The compensation committee acts under a written charter, which more specifically sets forth its responsibilities and duties, as well as requirements for the compensation committee's composition and meetings. The compensation committee charter is available on our website *www.mysizeid.com*.

Our Board of Directors has determined that all of the members of the compensation committee are "independent" as that term is defined by the rules of the Nasdaq Stock Market.

**Nominating and Corporate Governance Committee**

The members of the nominating and corporate governance committee are Oron Branitzky, Oren Elmaliah and Arik Kaufman. Mr. Kaufman serves as chairman of the corporate governance and nominations committee. The nominating and corporate governance committee acts under a written charter, which more specifically sets forth its responsibilities and duties, as well as requirements for the nominating and corporate governance committee's composition and meetings. The nominating and corporate governance committee charter is available on our website *www.mysizeid.com*.

The nominating and corporate governance committee develops, recommends and oversees implementation of corporate governance principles for us and considers recommendations for director nominees. The nominating and corporate governance committee also considers stockholder recommendations for director nominees that are properly received in accordance with applicable rules and regulations of the SEC. Our stockholders that wish to nominate a director for election to the Board of Directors should follow the procedures set forth in our bylaws.

The nominating and corporate governance committee will consider persons identified by its members, management, stockholders, investment bankers and others. The guidelines for selecting nominees, which are specified in the nominating committee charter, generally provide that persons to be nominated:

● should be accomplished in his or her field and have a reputation, both personal and professional, that is consistent with our image and reputation;

● should have relevant experience and expertise and would be able to provide insights and practical wisdom based upon that experience and expertise; and

● should be of high moral and ethical character and would be willing to apply sound, objective and independent business judgment, and to assume broad fiduciary responsibility.

The nominating and corporate governance committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person's candidacy for membership on the Board of Directors. The nominating and corporate governance committee may require certain skills or attributes, such as financial or accounting experience, to meet specific Board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of Board of Directors members. The nominating and corporate governance committee will not distinguish among nominees recommended by stockholders and other persons.

Our Board of Directors has determined that all of the members of the nominating and corporate governance committee are "independent" as that term is defined by the rules of the Nasdaq Stock Market.

**Code of Conduct and Ethics**

We have a Code of Business Conduct and Ethics that applies to all our employees. The text of the Code of Business Conduct and Ethics is publicly available on our website at *www.mysizeid.com*. Information contained on, or that can be accessed through, our website does not constitute a part of this report and is not incorporated by reference herein. Disclosure regarding any amendments to, or waivers from, provisions of the code of conduct and ethics that apply to our directors, principal executive and financial officers will be posted on the "Investors-Corporate Governance" section of our website at *www.mysizeid.com* or will be included in a Current Report on Form 8-K, which we will file within four business days following the date of the amendment or waiver.

**Change in Procedures for Recommending Directors**

There have been no material changes to the procedures by which our stockholders may recommend nominees to our Board of Directors from those procedures set forth in our Proxy Statement for our 2021 Annual Meeting of Stockholders, filed with the SEC on December 7, 2022.

**ITEM 11. EXECUTIVE COMPENSATION**

**Summary Compensation Table**

The following sets forth the compensation paid by us to our named executive officers, during the years ended December 31, 2023 and December 31, 2022.

| Name and Principal Position | Year | Salary ($) (1) | Bonus ($) | Stock Awards ($) | Option Awards ($) (2) | All Other Compensation ($) | Total ($) |
|---|---|---|---|---|---|---|---|
| Ronen Luzon | 2023 | 165,000 | - | 213,000 | - | 115,000 | 493,000 |
| *Chief Executive Officer* | 2022 | 173,000 | - | 223,000 | 8,000 | 126,000 | 530,000 |
| | | | | | | | |
| Or Kles | 2023 | 116,000 | - | 51,000 | - | 65,000 | 232,000 |
| *Chief Financial Officer* | 2022 | 123,000 | - | 53,000 | 7,000 | 71,000 | 254,000 |
| | | | | | | | |
| Billy Pardo | 2023 | 128,000 | - | 51,000 | - | 91,000 | 270,000 |
| *Chief Operating Officer* | 2022 | 134,000 | - | 53,000 | 7,000 | 100,00 | 294,000 |

(1) Salary for the years 2023 and 2022 are based on average US$/NIS representative exchange rates of NIS 3.687 and NIS 3.358 respectively.

(2) Amounts in this column represent the grant date fair value of options granted to the named executive officers during 2023 and 2022, computed in accordance with FASB ASC Topic 718. These amounts do not necessarily correspond to the actual value that may be realized by the named executive officers. The assumptions made in valuing the options reported in this column are discussed in Note 14 to our audited financial statements for the year ended December 31, 2022 and Note 4 to our condensed consolidated interim financial statements for the quarterly period ended September 30, 2023.

**All Other Compensation Table**

The "All Other Compensation" amounts set forth in the Summary Compensation Table above consist of the following:

| Name | Year | Automobile-Related Expenses ($) | Manager's Insurance* ($) | Education Fund* ($) | Other social benefits** ($) | Total ($) |
|---|---|---|---|---|---|---|
| Ronen Luzon | 2023 | 29,000 | 28,000 | 14,000 | 44,000 | 115,000 |
| | 2022 | 32,000 | 31,000 | 15,000 | 48,000 | 126,000 |
| | | | | | | |
| Or Kles | 2023 | 14,000 | 19,000 | 9,000 | 23,000 | 65,000 |
| | 2022 | 15,000 | 21,000 | 10,000 | 25,000 | 71,000 |
| | | | | | | |
| Billy Pardo | 2023 | 14,000 | 23,000 | 12,000 | 42,000 | 91,000 |
| | 2022 | 16,000 | 25,000 | 13,000 | 46,000 | 100,000 |

* Manager's insurance and education funds are customary benefits provided to employees based in Israel. Manager's insurance is a combination of severance savings (in accordance with Israeli law), defined contribution tax-qualified pension savings and disability insurance premiums. An education fund is a savings fund of pre-tax contributions to be used after a specified period of time for educational or other permitted purposes.

** Other social benefits for 2023 and 2022 for all named individuals includes tax payments in respect of social benefits.

**Agreements with Named Executive Officers**

*Ronen Luzon*

On November 18, 2018, My Size Israel, our wholly owned subsidiary, entered into an employment agreement with Ronen Luzon, or the Luzon Employment Agreement, pursuant to which Mr. Luzon will serve as our Chief Executive Officer. Pursuant to the terms of the Luzon Employment Agreement, Mr. Luzon receives NIS 55,000 per month as his base salary and shall be eligible to receive such bonus as determined by us. In addition, Mr. Luzon shall be entitled social benefits and to other benefits, including, but not limited to, contributions towards an education fund, pension scheme, manager's insurance, insurance coverage, including insurance in case of disability, annual vacation days, sick leave and expense reimbursement. Pursuant to the terms of the Luzon Employment Agreement and subject to certain conditions, payments made by the Company to the pension fund or manager's insurance fund shall be made in lieu of severance payments due to Mr. Luzon. The term of the Luzon Employment Agreement shall be effective as of September 1, 2018 and shall continue until such time either party provides written notice to the other party at least 75 days in advance of the termination of such agreement. We may also terminate Mr. Luzon's employment without prior written notice (or payment in lieu of such notice) for Cause (as defined in the Luzon Employment Agreement).

*Or Kles*

On November 18, 2018, My Size Israel entered into an employment agreement with Or Kles, or the Kles Employment Agreement, pursuant to which Mr. Kles will serve as our Chief Financial Officer. Pursuant to the terms of the Kles Employment Agreement, Mr. Kles receives NIS 38,000 per month as his base salary and shall be eligible to receive such bonus as determined by us. In addition, Mr. Kles shall be entitled to social benefits and other benefits, including, but not limited to, contributions towards an education fund, pension scheme, manager's insurance, insurance coverage, including insurance in case of disability, annual vacation days, sick leave and expense reimbursement. Pursuant to the terms of the Kles Employment Agreement and subject to certain conditions, payments made by us to the pension fund or the manager's insurance fund shall be made in lieu of severance payments due to Mr. Kles. The term of the Kles Employment Agreement shall be effective as of September 1, 2018 and shall continue until such time either party provides written notice to the other party at least 75 days in advance of the termination of such agreement. We may also terminate Mr. Kles's employment without prior written notice (or payment in lieu of such notice) for Cause (as defined in the Kles Employment Agreement).

*Billy Pardo*

On November 18, 2018, My Size Israel entered into an employment agreement with Billy Pardo, or the Pardo Employment Agreement, pursuant to which Ms. Pardo will serve as our Chief Product Officer. Pursuant to the terms of the Pardo Employment Agreement, Ms. Pardo receives NIS 47,500 per month as her base salary and shall be eligible to receive such bonus as determined by us. In addition, Ms. Pardo shall be entitled to social benefits and other benefits, including, but not limited to, contributions towards an education fund, pension scheme, manager's insurance, insurance coverage, including insurance in case of disability, annual vacation days, sick leave and expense reimbursement. Pursuant to the terms of the Pardo Employment Agreement and subject to certain conditions, payments made by us to the pension fund or the manager's insurance fund shall be made in lieu of severance payments due to Ms. Pardo. The term of the Pardo Employment Agreement shall be effective as of September 1, 2018 and shall continue until such time either party provides written notice to the other party at least 75 days in advance of the termination of such agreement. We may also terminate Ms. Pardo's employment without prior written notice (or payment in lieu of such notice) for Cause (as defined in the Pardo Employment Agreement).

**Outstanding Equity Awards at Fiscal Year-End**

The following table provides information regarding options held by each of our named executive officers that were outstanding as of December 31, 2023.

| | Option Awards | | | | Stock Awards | |
|---|---|---|---|---|---|---|
| Name and Principal Position | Number of Securities Underlying Unexercised Options Exercisable | Number of Securities Underlying Unexercised Options Unexercisable | Option Exercise Price | Option Expiration Date | Equity incentive plan awards: Number of Unearned Shares that Have Not Vested | Equity incentive plan awards: Market Value of Unearned Shares, That Have Not Vested |
| **Ronen Luzon - *Chief Executive Officer*** | | | | | - | - |
| | 1,601(1) | - | $ 1.09(6) | 5/29/2025 | - | - |
| | 6,400(2) | - | $ 1.09 | 8/10/2025 | - | - |
| | - | - | - | - | 100,000(7) | $ 511,250 |
| **Or Kles – *Chief Financial Officer*** | | | | | - | - |
| | 427(3) | - | $ 1.09(6) | 5/29/2025 | - | - |
| | 5,200(4) | - | $ 1.09 | 8/10/2025 | - | - |
| | - | - | - | - | 24,000(8) | $ 122,700 |
| **Billy Pardo- *Chief Operating Officer*** | | | | | - | - |
| | 894(5) | - | $ 1.09(6) | 5/29/2025 | - | - |
| | 5,200(4) | - | $ 1.09(6) | 8/10/2025 | - | - |
| | - | - | - | - | 24,000(9) | $ 122,700 |

55

(1) The option has a grant date of May 29, 2019. 267 options vested immediately upon grant, 445 options vested on January 24, 2019, 445 options vested on January 24, 2020 and 444 options vested on January 24, 2021.

(2) The option has a grant date of October 8, 2020, 1,600 options vested on November 26, 2020, 1,600 options vested on May 26, 2021, 1,600 options vested on November 26, 2021, and 1,600 options vested on May 26, 2022.

(3) The option has a grant date of May 29, 2019. 160 options vested immediately upon grant, 445 options vested on May 1, 2020, 445 options vested on May 21, 2021 and 444 options vested on May 1, 2022.

(4) The option has a grant date of October 8, 2020, 1,300 options vested on November 26, 2020, 1,300 options vested on May 26, 2021, 1,300 options vested on November 26, 2021, and 1,300 options vested on May 26, 2022.

(5) The option has a grant date of May 29, 2019. 214 options vested immediately upon grant, 227 options vested on January 24, 2019, 227 options vested on January 24, 2020 and 226 options vested on January 24, 2021.

(6) On July 13, 2023, the compensation committee of the Board of Directors of the Company reduced the exercise price of outstanding options of employees and directors of the Company for the purchase of an aggregate of 23,575 shares of common stock of the Company (with exercise prices of $26 per share) to $1.09 per share, which was the closing price for the Company's common stock on July 13, 2023.

(7) The restricted share award has a grant date of September 29,2022 and shall vest in three equal installments on January 1,2023, January 1,2024, and January 1, 2025.

(8) The restricted share award has a grant date of September 29,2022 and shall vest in three equal installments on January 1,2023, January 1,2024, and January 1, 2025.

(9) The restricted share award has a grant date of September 29,2022 and shall vest in three equal installments on January 1,2023, January 1,2024, and January 1, 2025.

On February 14, 2024, the compensation committee of the Board of Directors of the Company granted restricted stock awards under the 2017 Plan to Ronen Luzon, Or Kles and Billy Pardo, pursuant to which they were issued 300,000 restricted shares, 150,000 restricted shares and 150,000 restricted shares, respectively. The restricted stock shall vest in three equal installments on January 1, 2025, January 1, 2026 and January 1, 2027, conditioned upon continuous employment with the Company, and subject to accelerated vesting upon a change in control of the Company.

**Director Compensation**

The following table sets forth compensation information for our non-employee directors for the year ended December 31, 2023.

| Name | Fees earned or paid in cash ($)(1) | Option awards ($)(1)(2) | Total ($) |
|---|---|---|---|
| Oren Elmalih | 14,000 | - | 14,000 |
| Oron Barnitzky | 14,000 | - | 14,000 |
| Arik Kaufman | 14,000 | - | 14,000 |
| Guy Zimmerman | 12,500 | - | 12,500 |

(1) Fees for the year 2023 are based on average US$/NIS representative exchange rates of NIS 3.69.

(2) Amounts in this column represent the grant date fair value of options granted to the non-employee directors during 2022 computed in accordance with FASB ASC Topic 718. These amounts do not necessarily correspond to the actual value that may be realized by the non-employee directors. The assumptions made in valuing the options reported in this column are discussed in Note 14 to our financial statements for the year ended December 31, 2023.

We compensate our non-employee directors for their service as a member of our board. Mr. Luzon received no separate compensation for board service. Mr. Luzon's compensation is set forth above in the Summary Compensation Table.

Each non-employee director is entitled to receive a per meeting fee of $325. Non-employee directors are also reimbursed for their travel and reasonable out-of-pocket expenses incurred in connection with attending board and committee meetings, to the extent that attendance is required by the board or the committee(s) on which that director serves.

On February 14, 2024, the compensation committee of the Board of Directors of the Company granted restricted stock units under the 2017 Plan to each non-employee director, pursuant to which they were each issued 20,000 restricted stock units. The restricted stock units vest on January 1, 2025.

## ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

### Security Ownership of Certain Beneficial Holders and Management

The following table sets forth certain information regarding beneficial ownership of shares of our common stock as of March 9, 2024 by (i) each person known to beneficially own more than 5% of our outstanding common stock, (ii) each of our directors, (iii) each of our executive officers, and (iv) all of our directors and executive officers as a group. Except as otherwise indicated, the persons named in the table below have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws, where applicable.

| Beneficial Owner[1] | Shares of Common Stock Beneficially Owned | Percentage[2] |
|---|---|---|
| **Executive officers and directors:** | | |
| Ronen Luzon | 588,095(3) | 11.4% |
| Or Kles | 179,760(4) | 3.4% |
| Billy Pardo | 588,095(5) | 11.4% |
| Arik Kaufman | 1,267(7) | * |
| Oren Elmaliah | 1,267(8) | * |
| Oron Branitzky | 1,267(9) | * |
| Guy Zimmerman | - | - |
| All Executive Officers and Directors as a Group (7 persons) | 771,656 | 15.0% |

\* Less than 1%

(1) The address of each person is c/o My Size, Inc., 4 HaYarden St., P.O.B. 1026, Airport City, Israel 7010000 unless otherwise indicated herein.

(2) The calculation in this column is based upon 5,131,668 shares of common stock outstanding on March 9, 2024. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to the subject securities. Shares of common stock that are currently exercisable or exercisable within 60 days of March 9, 2024 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage beneficial ownership of such person, but are not treated as outstanding for the purpose of computing the percentage beneficial ownership of any other person

(3) Consists of (i) 400,000 shares of restricted stock granted under the 2017 Plan, (ii) options to purchase up to 8,001 shares of our common stock, and (iii) 174,000 shares of restricted stock granted to Billy Pardo, Ronen Luzon's spouse under the 2017 Plan, and (iv) options to purchase up to 6,094 shares of our common stock which are hel by .Ms. Pardo. Mr. Luzon may be deemed to beneficially hold the securities of us held by Ms. Pardo.

(4) Consists of (i) 174,000 shares of restricted stock granted under the 2017 Plan, and (ii) an option to purchase 5,760 shares of our common stock. Does not include an aggregate of 119,760 shares of restricted stock over which Mr. Kles has been designated the initial proxy to vote such shares pursuant to a voting agreement entered into between Whitehole S.L., Twinbel S.L. and EGI Acceleration, S.L.

(5) Consists of (i) 174,000 shares of restricted stock granted under the 2017 Plan, (ii) options to purchase up to 6,094 shares of our common stock, (iii) 400,000 shares of restricted stock which are held by Ronen Luzon, Billy Pardo's spouse, and (v) options to purchase up to 8,001 shares of our common stock which are held by Mr. Luzon. Ms. Pardo may be deemed to beneficially hold the securities of the Company held by Mr. Luzon.

(7) Consists of options to purchase up to 1,294 shares of our common stock.

(8) Consists of options to purchase up to 1,294 shares of our common stock.

(9) Consists of options to purchase up to 1,294 shares of our common stock.

**Change in Control**

We are not aware of any arrangement that might result in a change in control in the future. We have no knowledge of any arrangements, including any pledge by any person of our securities, the operation of which may at a subsequent date result in a change in the Company's control.

**Securities Authorized for Issuance Under Equity Compensation Plans**

On January 29, 2017, our Board of Directors approved the 2017 Equity Incentive Plan and the 2017 Consultant Equity Incentive Plan, which were approved by our stockholders on March 21, 2017. In addition, on January 29, 2017, our Board of Directors approved the Stock Option Plan Israel Grantees Sub-Plan. The 2017 Equity Incentive Plan initially authorized the issuance of up to 5,334 shares of common stock under the plan and the 2017 Consultant Equity Incentive Plan initially authorized the issuance of up to 8,000 shares of common stock under the plan.

On February 12, 2018, our stockholders approved an amendment to the 2017 Consultant Equity Incentive Plan to increase the maximum number of shares of our common stock available for issuance under the plan from 8,000 to 12,000. On July 3, 2018, our stockholders approved an amendment to the 2017 Equity Incentive Plan to increase the maximum number of shares of our common stock available for issuance under the plan from 5,334 to 8,000 and an amendment to the 2017 Consultant Equity Incentive Plan to increase the maximum number of shares of our common stock available for issuance under the plan from 12,000 to 18,667.

On May 25, 2020, our Board reduced the exercise price of outstanding options of our employees and directors for the purchase of an aggregate of 140,237 of our common stock (with exercise prices ranging between $453.75 and $228.75) to $26.0 per share, and extended the term of the foregoing options for an additional one year from the original date of expiration.

On August 10, 2020, our stockholders approved an increase in the shares available for issuance under the 2017 Equity Incentive Plan from 80,000 to 58,000 shares, and a decrease of the numbers of shares available for issuance under the 2017 Consultant Incentive Plan to 8,667 shares from 18,667 shares.

On December 30, 2021, our stockholders approved an increase in the shares available for issuance under the 2017 Equity Incentive Plan from 58,000 shares to 230,800 shares.

On December 7, 2022, our stockholders approved an increase in the shares available for issuance under the 2017 Equity Plan from 230,800 shares to 289,000 shares.

On December 27, 2023, our stockholders approved an increase in the shares available for issuance under the 2017 Equity Plan from 289,000 shares to 1,040,000 shares.

The following table summarizes information about our equity compensation plans and individual compensation arrangements as of December 31, 2023.

| | Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) | Weighted-average exercise price of outstanding options, warrants and rights (b) | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (c) |
|---|---|---|---|
| Equity compensation plans approved by security holders | 122,144 | 1.09 | 757,879 |
| Equity compensation plans not approved by security holders | - | - | - |
| **Total** | 122,144 | 1.09 | 757,879 |

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

During years ended December 31, 2023 and 2022, except for compensation arrangements described elsewhere herein and the transactions described below, we did not participate in any transaction, and we are not currently participating in any proposed transaction, or series of transactions, in which the amount involved exceeded the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and in which, to our knowledge, any of our directors, officers, five percent beneficial security holders, or any member of the immediate family of the foregoing persons had, or will have, a direct or indirect material interest.

Compensation arrangements for our named executive officers and directors are described in the section entitled "Executive Compensation."

### Employment Agreements

We have entered into written employment agreements with each of our executive officers. These agreements generally provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive base salary and benefits. We have also entered into customary non-competition, confidentiality of information and ownership of inventions arrangements with our executive officers. However, the enforceability of the noncompetition provisions may be limited under applicable law.

**Options**

Since our inception we have granted options to purchase our common stock to our officers and directors. Such option agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions.

**Restricted Stock and Restricted Stock Unit Grants**

Since our inception we have granted restricted stock and Restricted Stock Unit awards to our officers and directors. Such restricted stock award agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions.

**Orgad Acquisition**

On February 7, 2022, My Size Israel 2014 Ltd, or My Size Israel, entered into a Share Purchase Agreement, or the Orgad Agreement, with Amar Guy Shalom and Elad Bretfeld, or the Orgad Sellers, pursuant to which the Orgad Sellers agreed to sell to My Size Israel all of the issued and outstanding equity of Orgad.

The Orgad Sellers are the sole title and beneficial owners of 100% of the shares of Orgad. In consideration of the shares of Orgad, the Orgad Sellers are entitled to receive (i) up to $1,000,000 in cash, or the Orgad Cash Consideration, (ii) an aggregate of 111,682 shares, or the Orgad Equity Consideration, of our common stock, and (iii) earn-out payments of 10% of the operating profit of Orgad for the years 2022 and 2023. The transaction closed on the same day.

The Orgad Cash Consideration is payable to the Orgad Sellers in three installments, according to the following payment schedule: (i) $300,000 which we paid upon closing, (ii) $350,000 payable on the two-year anniversary of the closing, and (iii) $350,000 payable on the three-year anniversary of the closing, provided that in the case of the second and third installments certain revenue targets are met and subject further to certain downward post-closing adjustment. In February 2024, we paid the remaining $700,000 of the Orgad cash Consideration to the Orgad Sellers, net of a settlement amount of $275,000.

The Orgad Equity Consideration is payable to the Orgad Sellers according to the following payment schedule: (i) 55,801 shares were issued at closing, and (ii) 55,801 shares will be issued in eight equal quarterly installments until the lapse of two years from closing, subject to certain downward post-closing adjustment.

The payment of the second and third cash installments, the equity installments and the earn out are further subject in each case to the Orgad Sellers being actively engaged with Orgad at the date such payment is due (except if the Orgad Sellers resign due to reasons relating to material reduction of salary or adverse change in their position with Orgad or its affiliates).

In connection with the Orgad Agreement, each of the Orgad Sellers entered into employment agreements with Orgad and six-month lock-up agreements with us.

**Naiz Bespoke Technologies Acquisition**

On October 7, 2022, we entered into the Naiz Agreement with the Naiz Sellers, pursuant to which the Naiz Sellers agreed to sell to us all of the issued and outstanding equity of Naiz. The acquisition of Naiz was completed on October 11, 2022.

In consideration of the purchase of the shares of Naiz, the Naiz Agreement provided that the Naiz Sellers are entitled to receive (i) ) the Naiz Equity Consideration and (ii) up the Naiz Cash Consideration.

The Naiz Equity Consideration was issued to the Naiz Sellers at closing of the transaction of which 94,632 shares of My Size common stock were issued to Whitehole constituting 6.6% of our outstanding shares following such issuance. The Naiz Agreement also provides that, in the event that the actual value of the Naiz Equity Consideration (based on the Equity Value Averaging Period) is less than $1,650,000, My Size shall pay the Shortfall Value to the Naiz Sellers within 45 days of our receipt of Naiz's 2025 audited financial statements; provided that certain revenue targets are met. Following the Equity Value Averaging Period, it was determined that the Shortfall Value is $459,240.

The Naiz Cash Consideration is payable to the Naiz Sellers in five installments, according to the following payment schedule: (i) US$500,000 at closing, (ii) up to US$500,000 within 45 days of My Size's receipt of Naiz's 2022 audited financial statements, (iii) up to US$350,000 within 45 days of My Size's receipt of Naiz's unaudited financial statements for the six months ended June 30, 2023, (iv) up to $350,000 within 45 days of My Size's receipt of Naiz's unaudited financial statements for the six months ended December 31, 2023, and (v) up to $350,000 within 45 days of My Size's receipt of Naiz's 2024 audited financial statements; provided that in the case of the second, third, fourth and fifth installments certain revenue targets are met.

The payment of the second, third, fourth and fifth cash installments are further subject to the continuing employment or involvement of Borja and Aritz, or the Key Persons, by or with Naiz at the date such payment is due (except if a Key Person is terminated from Naiz due to a Good Reason (as defined in the Naiz Agreement)).

The Naiz Agreement contains customary representations, warranties and indemnification provisions. In addition, the Naiz Sellers will be subject to non-competition and non-solicitation provisions pursuant to which they agree not to engage in competitive activities with respect to My Size's business.

In connection with the Naiz Agreement, (i) each of the Naiz Sellers entered into the Lock-Up Agreement with My Size, (ii) Whitehole, Twinbel and EGI entered into the Voting Agreement with My Size and (iii) each of the Key Persons entered into employment agreements and services agreements with Naiz.

The Lock-Up Agreement provides that each Naiz Seller will not, for the six-month period following the closing of the transaction, (i) offer, pledge, sell, contract to sell, sell any option, warrant or contract to purchase, purchase any option, warrant or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Shares or any securities convertible into or exercisable or exchangeable for Shares in each case, that are currently or hereafter owned of record or beneficially (including holding as a custodian) by such Naiz Seller, or publicly disclose the intention to make any such offer, sale, pledge, grant, transfer or disposition; or (ii) enter into any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of such Naiz Seller's Shares regardless of whether any such transaction described in clause (i) or this clause (ii) is to be settled by delivery of Shares or such other securities, in cash or otherwise. The Lock-Up Agreement also contains an additional three-month "dribble-out" provision that provides following the expiration of the initial six-month lock-up period, without My Size's prior written consent (which My Size shall be permitted to withhold at its sole discretion), each Naiz Seller shall not sell, dispose of or otherwise transfer on any given day a number of Shares representing more than the average daily trading volume of the Shares for the rolling 30 day trading period prior to the date on which such Seller executes a trade of the Shares.

The Voting Agreement provides that the voting of any Shares held by each of Whitehole, Twinbel and EGI, or the Naiz Acquisition Stockholders, will be exercised exclusively by a proxy designated by My Size's board of directors from time to time, or the Proxy, and that each Naiz Acquisition Stockholder will irrevocably designate and appoint the then-current Proxy as its sole and exclusive attorney-in-fact and proxy to vote and exercise all voting right with respect to the Shares held by each Naiz Acquisition Stockholder. The Voting Agreement also provides that, if the voting power held by the Proxy, taking into account the proxies granted by the Naiz Acquisition Stockholders and the Shares owned by the Proxy, represents 20% or more of the voting power of My Size's stockholders that will vote on an item, or the Voting Power, then the Proxy shall vote such number of Shares in excess of 19.9% of the Voting Power in the same proportion as the Shares that are voted by My Size's other stockholders. The Voting Agreement will terminate on the earliest to occur of (i) such time that such Naiz Acquisition Stockholder no longer owns the Shares, (ii) the sale of all or substantially all of the assets of My Size or the consolidation or merger of My Size with or into any other business entity pursuant to which stockholders of My Size prior to such consolidation or merger hold less than 50% of the voting equity of the surviving or resulting entity, (iii) the liquidation, dissolution or winding up of the business operations of My Size, and (iv) the filing or consent to filing of any bankruptcy, insolvency or reorganization case or proceeding involving My Size or otherwise seeking any relief under any laws relating to relief from debts or protection of debtors.

**Indemnification Agreements and Directors' and Officers' Liability Insurance**

We have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us to indemnify these individuals and, in certain cases, affiliates of such individuals, to the fullest extent permitted by Delaware law against liabilities that may arise by reason of their service to us or at our direction, and to advance expenses incurred as a result of any proceedings against them as to which they could be indemnified. We also maintain an insurance policy that insures our directors and officers against certain liabilities, including liabilities arising under applicable securities laws.

**Director Independence**

See "Item 10. Directors, Executive Officers and Corporate Governance; Corporate Governance, Board Composition" above for a discussion regarding the independence of the members of our board of directors.

## ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Somekh Chaikin, a member firm of KPMG International, located in Tel Aviv, Israel, PCAOB ID 1057, has served as our independent registered public accounting firm for 2023 and 2022. The following are Somekh Chaikin's fees for professional services in each of the respective fiscal years:

| Fee Category | 2023 | 2022 |
|---|---|---|
| Audit Fees | 205,005 | 198,910 |
| Tax Fees | 33,166 | 30,667 |
| Audit-related Fees | - | 18,000 |
| **Total Fees** | 238,171 | 247,577 |

**Audit Fees:** Audit Fees consist of fees billed for professional services performed by Somekh Chaikin for the audit of our annual financial statements, the review of interim consolidated financial statements, and related services that are normally provided in connection with registration statements, including the registration statement for S-1 and S-3.

**Tax Fees**: Tax Fees may consist of fees for professional services, including tax and VAT consulting and compliance performed by an independent registered public accounting provided during the period.

**Audit-related Fees:** Audit related Fees consist of due diligence services performed by an independent registered public accounting provided during the period.

### Pre-Approval Policies and Procedures

In accordance with the Sarbanes-Oxley Act of 2002, as amended, our audit committee charter requires the audit committee to pre-approve all audit and permitted non-audit services provided by our independent registered public accounting firm, including the review and approval in advance of our independent registered public accounting firm's annual engagement letter and the proposed fees contained therein. The audit committee has the ability to delegate the authority to pre-approve non-audit services to one or more designated members of the audit committee. If such authority is delegated, such delegated members of the audit committee must report to the full audit committee at the next audit committee meeting all items pre-approved by such delegated members. In the fiscal years ended December 31, 2023 and December 31, 2022 all of the services performed by our independent registered public accounting firm were pre-approved by the audit committee.

## PART IV

## ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a)     Financial Statements

The financial statements required by this Item are included beginning at page F-1.

(b)     Exhibits

See Exhibit Index

**ITEM 16. FORM 10-K SUMMARY**

Not applicable

**EXHIBIT INDEX**

| Exhibit Number | Description |
|---|---|
| 3.1 | Amended and Restated Certificate of Incorporation of My Size, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Current Form on Form 8-K filed on March 23, 2017) |
| 3.2 | Amended and Restated By-Laws of My Size, Inc. (incorporated by reference to Exhibit 3.2 to the Company's Annual Report on Form 10-K filed on March 4, 2016) |
| 3.3 | Amendment to Amended and Restated Certificate of Incorporation of My Size, Inc. (incorporated by reference to the Company's Current Report on Form 8-K filed on February 20, 2018) |
| 3.4 | Second Amended and Restated By-Laws of My Size, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on April 24, 2018) |
| 3.5 | Certificate of Amendment of Amended and Restated Certificate of Incorporation of My Size, Inc. (incorporated by reference to the Company's Current Report on Form 8-K filed on November 18, 2019) |
| 3.6 | Certificate of Amendment of Amended and Restated Certificate of Incorporation of My Size, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on January 7, 2022) |
| 3.7 | Amendment No. 1 to Second Amended and Restated By-Laws (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed on January 7, 2022) |
| 3.8 | Certificate of Amendment to Amended and Restated Certificate of Incorporation of My Size, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on December 7, 2022) |
| 4.1 | Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-3/A filed on November 14, 2016) |
| 4.2 | Form of Warrant to Purchase Common Stock issued on February 2, 2018 (incorporated by reference to Exhibit 4.3 to the Company's Annual Report on Form 10-K filed on March 27, 2019) |
| 4.3 | Description of Securities Registered under Section 12 (incorporated by reference to Exhibit 4.3 to the Company's Annual Report on Form 10-K filed on March 19, 2020) |
| 4.4 | Form of Warrant (incorporated by reference to Exhibit 4.5 to the Company's Registration Statement on Form S-1, Amendment No. 1, filed with the SEC on May 5, 2020.) |
| 4.5 | Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.7 to the Company's Registration Statement on Form S-1, Amendment No. 1, filed with the SEC on May 5, 2020) |
| 10.1 | My Size, Inc. 2017 Equity Incentive Plan (incorporated by reference as an exhibit to the Company's Definitive Proxy Statement on Schedule DEF 14A filed on March 2, 2017) |
| 10.2 | My Size, Inc. 2017 Consultant Equity Incentive Plan (incorporated by reference as an exhibit to the Company's Definitive Proxy Statement on Schedule DEF 14A filed on March 2, 2017) |

| 10.3 | My Size, Inc. 2017 Stock Option Plan Israel Grantees Sub-Plan (incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K filed on March 27, 2019) |
|------|---|
| 10.4 | Purchase Agreement between My Size, Inc. and Shoshana Zigdon dated as of February 16, 2014 (incorporated by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K filed on March 4, 2016) |
| 10.5 + | Employment Agreement between My Size Israel 2014 Ltd. and Ronen Luzon dated November 18, 2018 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on November 19, 2018) |
| 10.6 + | Employment Agreement between My Size Israel 2014 Ltd. and Or Kles dated November 18, 2018 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on November 19, 2018) |
| 10.7 + | Employment Agreement between My Size Israel 2014 Ltd. and Billy Pardo dated November 18, 2018 (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed on November 19, 2018) |
| 10.8 | Form of Placement Agent Warrant (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on January 15, 2020) |
| 10.9 | Amendment to Purchase Agreement between My Size Israel 2014 Ltd., My Size, Inc. and Shoshana Zigdon (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q on August 16, 2021) |
| 10.10 | Form of Warrant (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on October 28, 2021) |
| 10.11 | Form of Placement Agent Warrant issued by the Company on October 28, 2021 (incorporated by reference to Exhibit 10.22 to the Company's Form S-1 filed on November 12, 2021) |
| 10.12 | Form of Registration Rights Agreement, dated October 26, 2021, by and between the Company and the Purchasers (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed on October 28, 2021) |

| 10.13 | Share Purchase Agreement dated as of February 7, 2022 between My Size Israel 2014 Ltd. and Amar Guy Shalom and Elad Bretfeld (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on February 8, 2022) |
|---|---|
| 10.14 | Form of Section 102 Capital Gain Restricted Stock Award Agreement under the Company's 2017 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed with the SEC on November 14, 2022) |
| 10.15 | Share Purchase Agreement, dated as of October 6, 2022, by and among My Size, Inc., Borja Cembrero Saralegui, Artiz Toree Garcia, Whitehold, S.L., Twinbel, S.L., and EGI Acceleration, S.L. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on October 12, 2022) |
| 10.16 | Form of Lock-Up Agreement by and among My Size, Inc. and the stockholders identified on the signature page thereto (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the SEC on October 12, 2022) |
| 10.17 | Form of Voting Agreement by and among My Size, Inc. and the stockholders identified on the signature page thereto (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed with the SEC on October 12, 2022) |
| 10.18 | My Size, Inc. Amendment to the My Size, Inc. 2017 Equity Plan (incorporated by reference to Appendix B to the Company's definitive proxy statement filed with the SEC on November 4, 2022) |
| 10.19 | Form of Registered Direct Offering Securities Purchase Agreement, dated January 10, 2023 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on January 12, 2023) |
| 10.20 | Form of PIPE Securities Agreement, dated January 10, 2023 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on January 12, 2023) |
| 10.21 | Form of Registered Direct Pre-Funded Warrant (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on January 12, 2023) |
| 10.22 | Form of Series A and Series B Warrant (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on January 12, 2023) |
| 10.23 | Form of Private Placement Pre-Funded Warrant (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the SEC on January 12, 2023) |
| 10.24 | Form of Registration Rights Agreement, dated January 10, 2023 (incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K filed with the SEC on January 12, 2023) |
| 10.25 | Engagement Agreement, dated December 5, 2022 (incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K filed with the SEC on January 12, 2023) |
| 10.26 | Form of Placement Agent Warrant (incorporated by reference to Exhibit 10.36 to the Company's Report on Form 10-K filed with the SEC on April 14, 2023) |

| | |
|---|---|
| 10.27 | Form of Inducement Letter (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on August 25, 2023) |
| 10.28 | Form of Warrant (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on August 25, 2023) |
| 10.29 | Form of Placement Agent Warrant (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on August 25, 2023) |
| 10.30 | My Size, Inc. Amendment to the My Size, Inc. 2017 Equity Plan (incorporated by reference to Appendix A to the Company's definitive proxy statement filed with the SEC on November 24, 2023). |
| 10.31* | Form of Section 102 Capital Gain Restricted Stock Award Agreement under the Company's 2017 Equity Incentive Plan |
| 21.1* | List of Subsidiaries |
| 23.1* | Consent of Somekh Chaikin, a member firm of KPMG International, registered public accounting firm |
| 31.1* | Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 31.2* | Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 32.1* | Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |
| 97.1*+ | My Size, Inc. Executive Officer Clawback Policy |
| 101.INS* | Inline XBRL Instance Document |
| 101.SCH* | Inline XBRL Taxonomy Schema |
| 101.CAL* | Inline XBRL Taxonomy Calculation Linkbase |
| 101.DEF* | Inline XBRL Taxonomy Definition Linkbase |
| 101.LAB* | Inline XBRL Taxonomy Label Linkbase |
| 101.PRE* | Inline XBRL Taxonomy Presentation Linkbase |
| 104 | Cover Page Interactive Data File (formatted as Inline XBRL document and contained in Exhibit 101) |

\*    Filed herewith.

+    Indicates a management contract or any compensatory plan, contract or arrangement

# SIGNATURES

Pursuant to the requirements of Section 13 and 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized on this 1 day of April, 2024.

**MY SIZE, INC.**

/s/ Ronen Luzon

Ronen Luzon
Chief Executive Officer
(Principle Executive Officer)

/s/ Or Kles

Or Kles
Chief Financial Officer
(Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Act of 1934, this annual report on Form 10-K has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ Ronen Luzon<br>Ronen Luzon | Chief Executive Officer and Director<br>(Principle Executive Officer) | April 1, 2024 |
| /s/ Or Kles<br>Or Kles | Chief Financial Officer<br>(Principal Financial and Accounting Officer) | April 1, 2024 |
| /s/ Oren Elmaliah<br>Oren Elmaliah | Director | April 1, 2024 |
| /s/ Arik Kaufman<br>Arik Kaufman | Director | April 1, 2024 |
| /s/ Oron Branitzky<br>Oron Branitzky | Director | April 1, 2024 |
| /s/ Guy Zimmerman<br>Guy Zimmerman | Director | April 1, 2024 |

68

**Exhibit 10.31**

**RESTRICTED STOCK UNIT AWARD AGREEMENT**

**MY SIZE, INC.**

**2017 EQUITY INCENTIVE PLAN**

1. <u>Award of Restricted Stock Units</u>. Pursuant to the My Size, Inc. 2017 Equity Incentive Plan and the Israel Grantee Sub-Plan thereto (together the "***Plan***") for key employees, key contractors, and outside directors of My Size, Inc., a Delaware corporation (the "***Company***"), and its Subsidiaries (collectively, the "***Group***"),

[●]

(the "***Participant***")

has been granted an Award, in accordance with the Plan for [●] Restricted Stock Units (the "***Awarded Units***") under section 3(i) of the Israeli Income Tax Ordinance [New Version] 5721-1961 (the "***ITO***"), which may be converted into the number of shares of Common Shares of the Company equal to the number of Restricted Stock Units, subject to the terms and conditions of the Plan and this Restricted Stock Unit Award Agreement (this "***Agreement***"). The "***Date of Grant***" of this Award is [●]. Each Awarded Unit shall be a notional share of Common Shares, with the value of each Awarded Unit being equal to the Fair Market Value of a share of Common Shares at any time.

2. <u>Subject to Plan</u>. This Agreement is subject to the terms and conditions of the Plan, and the terms of the Plan shall control to the extent not otherwise inconsistent with the provisions of this Agreement. To the extent the terms of the Plan are inconsistent with the provisions of this Agreement, this Agreement shall control. The capitalized terms used herein that are defined in the Plan shall have the same meanings assigned to them in the Plan. This Agreement is subject to any rules promulgated pursuant to the Plan by the Board or the Committee and communicated to the Participant in writing.

3. <u>Vesting; Time of Delivery of Shares</u>. Awarded Units which have become vested pursuant to the terms of this <u>Section 3</u> are collectively referred to herein as "***Vested RSUs***." All other Awarded Units are collectively referred to herein as "***Unvested RSUs***."

      a. Except as specifically provided in this Agreement and subject to certain restrictions and conditions set forth in the Plan, the Awarded Units shall vest on [●], provided that the Participant has continuously provided services to the Company or its Subsidiaries through that date.

      b. Notwithstanding the foregoing, upon a Change in Control (as defined in the Plan), the total Awarded RSUs not previously vested shall thereupon immediately become fully vested.

      c. For purposes hereof, the following capitalized term shall have the meaning set forth below:

"***Termination of Service***" occurs when a Participant who is (i) an employee of the Company or any Subsidiary ceases to serve as an employee of the Company and its Subsidiaries, for any reason; (ii) an outside director of the Company or a Subsidiary ceases to serve as a director of the Company and its Subsidiaries for any reason; or (iii) a contractor of the Company or a Subsidiary ceases to serve as a contractor of the Company and its Subsidiaries for any reason. Except as may be necessary or desirable to comply with applicable federal or state law, a "Termination of Service" shall not be deemed to have occurred when a Participant who is an employee becomes an outside director or contractor or vice versa. Notwithstanding the foregoing provisions of this definition of "Termination of Service", in the event an Award issued under the Plan is subject to Section 409A of the Code, then, in lieu of the foregoing definition and to the extent necessary to comply with the requirements of Section 409A of the Code, the definition of "Termination of Service" for purposes of such Award shall be the definition of "separation from service" provided for under Section 409A of the Code and the regulations or other guidance issued thereunder.

d. Subject to the provisions of the Plan and this Agreement, upon the vesting of Awarded Units, or as soon as practicable following vesting, and in no event, later than sixty (60) days after vesting of Awarded Units, the Company shall convert the Vested RSUs into the number of whole shares of Common Shares equal to the number of Vested RSUs and shall deliver to the Participant or the Participant's personal representative a number of shares of Common Shares equal to the number of Vested RSUs credited to the Participant.

4. <u>Forfeiture of Awarded Units</u>. Upon the Participant's Termination of Service (the date of such termination, "***Termination Date***"), the Participant shall automatically forfeit all of the Participant's Unvested RSUs. Upon forfeiture, all of the Participant's rights with respect to the forfeited Unvested RSUs shall cease and terminate, without any further obligations on the part of the Company.

5. <u>Who May Receive Converted Awarded Units</u>. During the lifetime of the Participant, the Common Shares received upon conversion of Awarded Units may only be received by the Participant or his or her legal representative. If the Participant dies after vesting but prior to the date his or her Awarded Units are converted into shares of Common Shares as described in <u>Section 3</u> above, the Common Shares relating to such converted Awarded Units may be received by any individual who is entitled to receive the property of the Participant pursuant to the Participant's will or applicable laws of descent and distribution.

6. <u>No Fractional Shares</u>. Awarded Units may be converted only with respect to full shares, and no fractional share of Common Shares shall be issued.

7. <u>Nonassignability</u>. The Awarded Units are not assignable or transferable by the Participant except by will or by the laws of descent and distribution.

8. <u>Rights of a Stockholder</u>. The Participant will have no rights as a stockholder with respect to any shares covered by this Agreement until the issuance of a certificate or certificates to the Participant or the registration of such shares in the Participant's name for the shares of Common Shares. The Awarded Units shall be subject to the terms and conditions of this Agreement. Except as otherwise provided in <u>Section 9</u> hereof, no adjustment shall be made for dividends or other rights for which the record date is prior to the issuance of such certificate or certificates. The Participant, by his or her execution of this Agreement, agrees to execute any documents requested by the Company in connection with the conversion of the Awarded Units into shares of Common Shares pursuant to this Agreement.

9. <u>Adjustment of Number of Awarded Units and Related Matters</u>. The number of shares of Common Shares covered by the Awarded Units shall be subject to adjustment in accordance with Section 12 of the Plan.

10. <u>Specific Performance</u>. The parties acknowledge that remedies at law will be inadequate remedies for breach of this Agreement and consequently agree that this Agreement shall be enforceable by specific performance. The remedy of specific performance shall be cumulative of all of the rights and remedies at law or in equity of the parties under this Agreement.

11. <u>Participant's Representations</u>. Notwithstanding any of the provisions hereof, the Participant hereby agrees that the Company will not be obligated to issue any shares of Common Shares to the Participant hereunder, if the issuance of such shares shall constitute a violation by the Participant or the Company of any provision of any law or regulation of any governmental authority. Any determination in this connection by the Company shall be final, binding, and conclusive. The rights and obligations of the Company and the rights and obligations of the Participant are subject to all Applicable Laws, rules, and regulations.

12. <u>Participant's Acknowledgments</u>. The Participant acknowledges that a copy of the Plan has been made available for his or her review by the Company, and represents that he or she is familiar with the terms and provisions thereof, and hereby accepts this Award subject to all the terms and provisions thereof. The Participant hereby agrees to accept as binding, conclusive, and final all decisions or interpretations of the Committee or the Board, as appropriate, upon any questions arising under the Plan or this Agreement.

13. <u>Law Governing</u>. This Agreement shall be governed by, construed, and enforced in accordance with the laws of the State of Delaware (excluding any conflict of laws rule or principle of Delaware law that might refer the governance, construction, or interpretation of this Agreement to the laws of another state).

14. <u>No Right to Continue Service or Employment</u>. Nothing herein shall be construed to confer upon the Participant the right to continue in the employ or to provide services to the Company or any of its Subsidiaries, whether as an employee, contractor, or outside director, or interfere with or restrict in any way the right of the Company or any of its Subsidiaries to discharge the Participant as an employee, contractor or outside director at any time.

15. <u>Legal Construction.</u> In the event that any one or more of the terms, provisions, or agreements that are contained in this Agreement shall be held by a court of competent jurisdiction to be invalid, illegal, or unenforceable in any respect for any reason, the invalid, illegal, or unenforceable term, provision, or agreement shall not affect any other term, provision, or agreement that is contained in this Agreement and this Agreement shall be construed in all respects as if the invalid, illegal, or unenforceable term, provision, or agreement had never been contained herein.

16. <u>Covenants and Agreements as Independent Agreements</u>. Each of the covenants and agreements that is set forth in this Agreement shall be construed as a covenant and agreement independent of any other provision of this Agreement. The existence of any claim or cause of action of the Participant against the Company, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Company of the covenants and agreements that are set forth in this Agreement.

17. <u>Entire Agreement</u>. This Agreement together with the Plan supersede any and all other prior understandings and agreements, either oral or in writing, between the parties with respect to the subject matter hereof and constitute the sole and only agreements between the parties with respect to said subject matter. All prior negotiations and agreements between the parties with respect to the subject matter hereof are merged into this Agreement. Each party to this Agreement acknowledges that no representations, inducements, promises, or agreements, orally or otherwise, have been made by any party or by anyone acting on behalf of any party, which are not embodied in this Agreement or the Plan and that any agreement, statement, or promise that is not contained in this Agreement or the Plan shall not be valid or binding or of any force or effect.

18. <u>Parties Bound</u>. The terms, provisions, and agreements that are contained in this Agreement shall apply to, be binding upon, and inure to the benefit of the parties and their respective heirs, executors, administrators, legal representatives, and permitted successors and assigns, subject to the limitation on assignment expressly set forth herein.

19. <u>Modification</u>. No change or modification of this Agreement shall be valid or binding upon the parties unless the change or modification is in writing and signed by the parties; provided, however, that the Company may change or modify this Agreement without the Participant's consent or signature if the Company determines, in its sole discretion, that such change or modification is necessary for purposes of compliance with or exemption from the requirements of Section 409A of the Code or any regulations or other guidance issued thereunder. Notwithstanding the preceding sentence, the Company may amend this Agreement and the Plan to the extent permitted by the Plan.

20. <u>Headings</u>. The headings that are used in this Agreement are used for reference and convenience purposes only and do not constitute substantive matters to be considered in construing the terms and provisions of this Agreement.

21. <u>Gender and Number</u>. Words of any gender used in this Agreement shall be held and construed to include any other gender, and words in the singular number shall be held to include the plural, and vice versa, unless the context requires otherwise.

22. <u>Notice</u>. Any notice required or permitted to be delivered hereunder shall be deemed to be delivered only when actually received by the Company or by the Participant, as the case may be, at the addresses set forth below, or at such other addresses as they have theretofore specified by written notice delivered in accordance herewith:

a. Notice to the Company shall be addressed and delivered as follows:

My Size, Inc.
HaYarden 4
POB 1026
Airport City, Israel 7010000
Attn: Or Kles

b. Notice to the Participant shall be addressed and delivered as set forth on the signature page.

23. <u>Section 409A; Six Month Delay</u>. Notwithstanding anything herein to the contrary, in the case of a distribution of shares of Common Shares on account of any Termination of Service, other than death, a distribution of the number of such shares, determined after application of the withholding requirements set forth in <u>Section 24</u> below, on behalf of the Participant, if the Participant is a "specified employee" as defined in § 1.409A-1(i) of the Final Regulations under Section 409A of the Code, to the extent otherwise required under Section 409A of the Code, shall not occur until the date which is six (6) months following the date of the Participant's Termination of Service (or, if earlier, the date of death of the Participant).

24. <u>Tax Requirements</u>. **The Participant is hereby advised to consult immediately with his or her own tax advisor regarding the tax consequences of this Agreement.** Notwithstanding anything to the contrary, the Company or any Subsidiary shall be under no duty to ensure, and no representation or commitment is made, that the Award qualifies or will qualify under any particular tax treatment, nor shall the Company or any Subsidiary be required to take any action for the qualification of the Award under such tax treatment. If the Award does not qualify under any particular tax treatment it could result in adverse tax consequences to the Participant. By signing below, the Participant agrees that the Company and its employees, directors, officers and shareholders or any Subsidiary shall not be liable for any tax, penalty, interest or cost incurred by the Participant as a result of such determination, nor will any of them have any liability of any kind or nature in the event that the Award does not qualify for any particular tax treatment. Unless the Company otherwise consents in writing to an alternative withholding method, the Company, or if applicable, any Subsidiary (for purposes of this <u>Section 24</u>, the term "***Company***" shall be deemed to include any applicable Subsidiary) shall have the right to deduct from all amounts paid in cash or other form (including any proceeds derived from selling of Company's shares by the Participant even if delivered) in connection with the Plan, any federal, state, local, or other taxes required by law to be withheld in connection with this Agreement. The Company shall be permitted to withhold the number of shares to be delivered upon the conversion of the Awarded Units with an aggregate Fair Market Value that equals (but does not exceed) the amount of any federal, state, local, or other taxes required by law to be withheld in connection with this Agreement. However, if the Participant is a "specified employee" as defined in §1.409A-1(i) of the Final Regulations under Section 409A of the Code who is subject to the six (6) months delay provided for in <u>Section 23</u> above, the Company shall be permitted to withhold the number of shares attributable to the employment taxes on the date of the Participant's Termination of Service and to withhold the number of shares attributable to the income taxes on the date which occurs six (6) months following the date of the Participant's Termination of Service (or, if earlier, the date of death of the Participant), to the extent required to comply with Section 409A of the Code.

The Company may, in its sole discretion and prior to the date of conversion, also permit the Participant receiving shares of Common Shares upon conversion of Awarded Units to pay the Company the amount of any taxes that the Company is required to withhold in connection with the Participant's income arising with respect to this Agreement. Such payments shall be required to be made prior to the delivery of any certificate representing shares of Common Shares. Such payment, if the Company, in its sole discretion, so consents in writing, may be made by (i) the delivery of cash to the Company in an amount that equals or exceeds (to avoid the issuance of fractional shares under (iii) below) the required tax withholding obligations of the Company; (ii) the actual delivery by the Participant to the Company of shares of Common Shares that the Participant has not acquired from the Company within six (6) months prior to the date of conversion, which shares so delivered have an aggregate Fair Market Value that equals or exceeds (to avoid the issuance of fractional shares under (iii) below) the required tax withholding payment; (iii) the Company's withholding of a number of shares to be delivered upon the conversion of the Awarded Units, which shares so withheld have an aggregate Fair Market Value that equals (but does not exceed) the required tax withholding payment; or (iv) any combination of (i), (ii), or (iii). The Company may, in its sole discretion, withhold any such taxes from any other cash remuneration otherwise paid by the Company to the Participant (including any proceeds derived from selling of Company's shares by the Participant even if such shares were delivered).

Notwithstanding any other provision of this Agreement, the Company shall not be obligated to deliver any new certificate representing Shares to the Participant or the Participant's legal representative or enter such shares in book entry form unless and until the Participant or the Participant's legal representative shall have paid or otherwise satisfied in full the amount of all federal, state and local withholding taxes applicable to the taxable income of the Participant resulting from the grant or vesting of the Awarded Units or the issuance of shares under the Awarded Units; provided, that, the Awarded Units shall be forfeited if the Participant or the Participant's legal representative does not satisfy such withholding obligation (or demonstrated exemption from such withholding obligation, if applicable) within seven (7) days following vesting. Participant is ultimately liable and responsible for all taxes owed in connection with the Awarded Units and the underlying shares, regardless of any action the Company takes with respect to any tax withholding obligations that arise in connection with the Awarded Units, and in the event of death, by the Participant's heirs. THE PARTCIPANT IS ADVISED TO CONSULT A TAX ADVISER WITH RESPECT TO THE TAX CONSEQUENCES OF RECEIVING OR VESTING IN AWARDED UNITS OR DISPOSING OF THE UNDERLYING SHARES. The Company may refuse to deliver any Shares if the Participant fails to comply with the Participant's obligations in connection with the taxes as described in this section. Any fees associated with any vesting, sale, transfer or any act in relation to the Awarded Units and the underlying shares, shall be borne by the Participant. The Company shall be entitled to withhold or deduct such fees from payments otherwise due.

The Participant agrees to indemnify the Company and hold it harmless from any and all liability for any such tax and/or other mandatory payments or interest or penalty thereupon, including without limitation liabilities relating to the necessity to withhold, or to have withheld, any such tax and/or other mandatory payments from any payment made to the Participant.

Further, by accepting this Award (including by way of electronic acceptance), Participant declares that he or she: (i) accepts these Awarded Units subject to all of the terms and provisions of this Agreement and the Plan; (ii) has reviewed the Agreement, the Plan, the Israel Grantee Sub-Plan in their entirety; (iii) has had an opportunity to obtain the advice of counsel prior to executing this Agreement and fully understands all provisions of this Agreement, the Israel Grantee Sub-Plan and the Plan; (iv) agrees to accept as binding, conclusive and final all decisions or interpretations of the Board (or the Committee, as applicable) upon any questions arising under the Israel Grantee Sub-Plan, the Plan or this Agreement;

\* \* \* \* \* \* \* \*

[*Remainder of Page Intentionally Left Blank*
*Signature Page Follows.*]

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed by its duly authorized officer, and the Participant, to evidence his or her consent and approval of all the terms hereof, has duly executed this Agreement, as of the date specified in Section 1 hereof.

**COMPANY:**

**MY SIZE, INC.**

By: _____

Name: _____

Title: _____

**PARTICIPANT:**

[•]

_____
Signature

Name: _____

Address: _____

_____

_____
Date of Signature

**Exhibit 21.1**

List of Subsidiaries of My Size, Inc.:

| Name | Jurisdiction of Incorporation/Formation |
| --- | --- |
| My Size Israel 2014 Ltd. | Israel |
| Topspin Medical (Israel) Ltd. | Israel |
| My Size LLC | Russian Federation |
| Orgad International Marketing Ltd. | Israel |
| Naiz Bespoke Technologies, S.L | Spain |
| Rotrade Ltd. | Israel |

Exhibit 23.1

**Consent of Independent Registered Public Accounting Firm**

We consent to the incorporation by reference in the registration statements (No. 333-257353, No. 333-251679, No. 333-223042, No. 333-221199, No. 333-216414, No. 333-213727, No. 333-274493 and No. 333-276249) on Form S-3 and registration statements (No. 333-248237, No. 333-227053, No. 333-222537, No. 333-264249 and No. 333-276398) on Form S-8 and registration statements (No. 333-261031, No. 333-237959, No. 333-237858 and No. 333-269467) on Form S-1 of our report dated April 1, 2024, with respect to the consolidated financial statements of My Size Inc.

*/s/ Somekh Chaikin*

Somekh Chaikin
Member Firm of KPMG International

Tel Aviv, Israel
April 1, 2024

**Exhibit 31.1**

**Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 302 of the
Sarbanes-Oxley Act of 2002 and pursuant to Rule 13a-14(a) and Rule 15d-14 under the Securities Exchange Act of 1934**

I, Ronen Luzon certify that:

1.  I have reviewed this Annual Report on Form 10-K of My Size, Inc.;

2.  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.  The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a.  Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b.  Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c.  Evaluated the effectiveness of the registrant's disclosure and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluations: and

    d.  Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.  The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a.  All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b.  Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 1, 2024

By:*/s/ Ronen Luzon*
Ronen Luzon
Chief Executive Officer
(Principal Executive Officer)

**Exhibit 31.2**

**Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 302 of the**
**Sarbanes-Oxley Act of 2002 and pursuant to Rule 13a-14(a) and Rule 15d-14 under the Securities Exchange Act of 1934**

I, Or Kles, certify that:

1  I have reviewed this Annual Report on Form 10-K of My Size, Inc.;

2  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.  The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a.  Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b.  Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c.  Evaluated the effectiveness of the registrant's disclosure and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluations: and

   d.  Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.  The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a.  All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b.  Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 1, 2024

By:*/s/ Or Kles*
   Or Kles
   Chief Financial Officer
   (Principal Financial and Accounting Officer)

**Exhibit 32.1**

**CERTIFICATIONS PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**
**(18 U.S.C. SECTION 1350)**

In connection with the Annual Report of My Size, Inc. (the "Company") on Form 10-K for the year ended December 31, 2023 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of, Ronen Luzon and Or Kles, Chief Executive Officer and Chief Financial Officer of the Company, respectively, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Company's Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date: April 1, 2024

By:*/s/ Ronen Luzon*
　　Ronen Luzon
　　Chief Executive Officer
　　(Principal Executive Officer)

Date: April 1, 2024

By:*/s/ Or Kles*
　　Or Kles
　　Chief Financial Officer
　　(Principal Financial and Accounting Officer)

Exhibit 97.1

**My Size, Inc.**
**Executive Officer Clawback Policy**

### I.    Purpose

This Executive Officer Clawback Policy describes the circumstances under which Covered Persons of My Size, Inc. and any of its direct or indirect subsidiaries (the "Company") will be required to repay or return Erroneously-Awarded Compensation to the Company.

This Policy and any terms used in this Policy shall be construed in accordance with any SEC regulations promulgated to comply with Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, including without limitation Rule 10D-1 promulgated under the Securities Exchange Act of 1934, as amended, and the rules adopted by Nasdaq.

Each Covered Person of the Company shall sign an Acknowledgement and Agreement to the Clawback Policy in the form attached hereto as Exhibit A as a condition to his or her participation in any of the Company's incentive-based compensation programs; provided that this Policy shall apply to each Covered Person irrespective of whether such Covered Person shall have failed, for any reason, to have executed such Acknowledgement and Agreement.

### II.    Definitions

For purposes of this Policy, the following capitalized terms shall have the respective meanings set forth below:

(a)  "**Accounting Restatement**" shall mean an accounting restatement (i) due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial restatements that is material to the previously issued financial statements (a "Big R" restatement), or (ii) that corrects an error that is not material to previously issued financial statements, but would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a "little r" restatement). Notwithstanding the foregoing, none of the following changes to the Company's financial statements represent error corrections and shall not be deemed an Accounting Restatement: (a) retrospective application of a change in accounting principle; (b) retrospective revision to reportable segment information due to a change in the structure of the Company's internal organization; (c) retrospective reclassification due to a discontinued operation; (d) retrospective application of a change in reporting entity, such as from a reorganization of entities under common control; and (e) retrospective revision for share splits, reverse share splits, share dividends or other changes in capital structure.

(b)  "**Board**" shall mean the Board of Directors of the Company.

(c)  "**Clawback-Eligible Incentive Compensation**" shall mean, in connection with an Accounting Restatement, any Incentive-Based Compensation Received by a Covered Person (regardless of whether such Covered Person was serving at the time that Erroneously-Awarded Compensation is required to be repaid) (i) on or after the Nasdaq Effective Date, (ii) after beginning service as a Covered Person, (iii) while the Company has a class of securities listed on a national securities exchange or national securities association and (iv) during the Clawback Period.

(d) "**Clawback Period**" shall mean, with respect to any Accounting Restatement, the three completed fiscal years immediately preceding the Restatement Date and any transition period (that results from a change in the Company's fiscal year) of less than nine months within or immediately following those three completed fiscal years.

(e) "**Committee**" shall mean the Compensation Committee of the Board.

(f) "**Covered Person**" shall mean any person who is, or was at any time, during the Clawback Period, an Executive Officer of the Company. For the avoidance of doubt, Covered Person may include a former Executive Officer that left the Company, retired or transitioned to an employee non-Executive Officer role (including after serving as an Executive Officer in an interim capacity) during the Clawback Period, and this Policy applies regardless of whether the Covered Person was at fault for an accounting error or other action that resulted in, or contributed to, the Accounting Restatement.

(g) "**Erroneously-Awarded Compensation**" shall mean the amount of Clawback-Eligible Incentive Compensation that exceeds the amount of Incentive-Based Compensation that otherwise would have been Received had it been determined based on the restated amounts. This amount must be computed without regard to any taxes paid.

(h) "**Executive Officer**" shall mean the Company's president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person (including an officer of the Company's parent(s) or subsidiaries) who performs similar policy-making functions for the Company. For the sake of clarity, at a minimum, all persons who would be executive officers pursuant to Rule 401(b) under Regulation S-K shall be deemed "Executive Officers".

(i) "**Financial Reporting Measures**" shall mean measures that are determined and presented in accordance with the accounting principles used in preparing the Company's financial statements, and all other measures that are derived wholly or in part from such measures, including, without limitation, measures that are "non-GAAP financial measures" for purposes of Exchange Act Regulation G and Item 10(e) of Regulation S-K, as well other measures, metrics and ratios that are not non- GAAP measures. For purposes of this Policy, Financial Reporting Measures shall include stock price and total shareholder return (and any measures that are derived wholly or in part from stock price or total shareholder return). A Financial Reporting Measure need not be presented within the Company's financial statements or included in a Company filing with the SEC.

(j) "**Incentive-Based Compensation**" shall have the meaning set forth in Section III below.

(k) "**Nasdaq**" shall mean The Nasdaq Stock Market.

(l) "**Nasdaq Effective Date**" shall mean October 2, 2023.

(m) "**Policy**" shall mean this Executive Officer Clawback Policy, as the same may be amended and/or restated from time to time.

(n) "**Received**" shall mean Incentive-Based Compensation received, or deemed to be received, in the Company's fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation is attained, even if the payment or grant occurs after the fiscal period.

(o) "**Repayment Agreement**" shall have the meaning set forth in Section V below.

(p) "**Restatement Date**" shall mean the earlier of (i) the date the Board, a committee of the Board or the officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date that a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.

(q) "**SARs**" shall mean stock appreciation rights.

(r) "**SEC**" shall mean the U.S. Securities and Exchange Commission.

## III. Incentive-Based Compensation

"Incentive-Based Compensation" shall mean any compensation that is granted, earned or vested wholly or in part upon the attainment of a Financial Reporting Measure.

For purposes of this Policy, specific examples of Incentive-Based Compensation include, but are not limited to:

- Non-equity incentive plan awards that are earned based, wholly or in part, based on satisfaction of a Financial Reporting Measure performance goal;
- Bonuses paid from a "bonus pool," the size of which is determined, wholly or in part, based on satisfaction of a Financial Reporting Measure performance goal;
- Other cash awards based on satisfaction of a Financial Reporting Measure performance goal;
- Restricted stock, restricted stock units, performance share units, stock options and SARs that are granted or become vested, wholly or in part, on satisfaction of a Financial Reporting Measure performance goal; and
- Proceeds received upon the sale of shares acquired through an incentive plan that were granted or vested based, wholly or in part, on satisfaction of a Financial Reporting Measure performance goal.

For purposes of this Policy, Incentive-Based Compensation excludes:

- Any base salaries (except with respect to any salary increases earned, wholly or in part, based on satisfaction of a Financial Reporting Measure performance goal);
- Bonuses paid solely at the discretion of the Committee or Board that are not paid from a "bonus pool" that is determined by satisfying a Financial Reporting Measure performance goal;
- Bonuses paid solely upon satisfying one or more subjective standards and/or completion of a specified employment period;
- Non-equity incentive plan awards earned solely upon satisfying one or more strategic measures or operational measures; and
- Equity awards that vest solely based on the passage of time and/or satisfaction of one or more non-Financial Reporting Measures.

## IV. Determination and Calculation of Erroneously-Awarded Compensation

In the event of an Accounting Restatement, the Committee shall promptly determine the amount of any Erroneously-Awarded Compensation for each Executive Officer in connection with such Accounting Restatement and shall promptly thereafter provide each Executive Officer with a written notice containing the amount of Erroneously-Awarded Compensation and a demand for repayment, forfeiture or return thereof, as applicable.

(a) **Cash Awards**. With respect to cash awards, the Erroneously-Awarded Compensation is the difference between the amount of the cash award (whether payable as a lump sum or over time) that was Received and the amount that should have been Received applying the restated Financial Reporting Measure.

(b) **Cash Awards Paid From Bonus Pools**. With respect to cash awards paid from bonus pools, the Erroneously-Awarded Compensation is the pro rata portion of any deficiency that results from the aggregate bonus pool that is reduced based on applying the restated Financial Reporting Measure.

(c) **Equity Awards**. With respect to equity awards, if the shares, options, SARs or other equity awards are still held at the time of recovery, the Erroneously-Awarded Compensation is the number of such securities Received in excess of the number that should have been received applying the restated Financial Reporting Measure (or the value in excess of that number). If the options, SARs or other equity awards have been exercised, vested, settled or otherwise converted into underlying shares, but the underlying shares have not been sold, the Erroneously-Awarded Compensation is the number of shares underlying the excess options or SARs (or the value thereof). If the underlying shares have already been sold, the Erroneously-Awarded Compensation is the higher of the value of the stock upon vesting, exercise or sale.

(d) **Compensation Based on Stock Price or Total Shareholder Return**. For Incentive-Based Compensation based on (or derived from) stock price or total shareholder return, where the amount of Erroneously-Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement, the amount shall be determined by the Committee based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received (in which case, the Committee shall maintain documentation of such determination of that reasonable estimate and provide such documentation to Nasdaq in accordance with applicable listing standards).

**V.     Recovery of Erroneously-Awarded Compensation**

Once the Committee has determined the amount of Erroneously-Awarded Compensation recoverable from the applicable Covered Person, the Committee shall take all necessary actions to recover the Erroneously-Awarded Compensation. Unless otherwise determined by the Committee, the Committee shall pursue the recovery of Erroneously-Awarded Compensation in accordance with the below:

(a) **Cash Awards**. With respect to cash awards, the Committee shall either (i) require the Covered Person to repay the Erroneously-Awarded Compensation in a lump sum in cash (or such property as the Committee agrees to accept with a value equal to such Erroneously-Awarded Compensation) reasonably promptly following the Restatement Date or (ii) if approved by the Committee, offer to enter into a Repayment Agreement. If the Covered Person accepts such offer and signs the Repayment Agreement within a reasonable time as determined by the Committee, the Company shall countersign such Repayment Agreement.

(b) **Unvested Equity Awards**. With respect to those equity awards that have not yet vested, the Committee shall take all necessary action to cancel, or otherwise cause to be forfeited, the awards in the amount of the Erroneously-Awarded Compensation.

(c) **Vested Equity Awards**. With respect to those equity awards that have vested and the underlying shares have not been sold, the Committee shall take all necessary action to cause the Covered Person to deliver and surrender the underlying shares in the amount of the Erroneously-Awarded Compensation.

In the event that the Covered Person has sold the underlying shares, the Committee shall either (i) require the Covered Person to repay the Erroneously-Awarded Compensation in a lump sum in cash (or such property as the Committee agrees to accept with a value equal to such Erroneously-Awarded Compensation) reasonably promptly following the Restatement Date or (ii) if approved by the Committee, offer to enter into a Repayment Agreement. If the Covered Person accepts such offer and signs the Repayment Agreement within a reasonable time as determined by the Committee, the Company shall countersign such Repayment Agreement.

(d) **Repayment Agreement**. "Repayment Agreement" shall mean an agreement (in a form reasonably acceptable to the Committee) with the Covered Person for the repayment of the Erroneously-Awarded Compensation as promptly as possible without unreasonable economic hardship to the Covered Person.

(e) **Effect of Non-Repayment**. To the extent that a Covered Person fails to repay all Erroneously-Awarded Compensation to the Company when due (as determined in accordance with this Policy), the Company shall, or shall cause one or more other members of the Company to, take all actions reasonable and appropriate to recover such Erroneously-Awarded Compensation from the applicable Covered Person. Unless otherwise determined by the Committee in its discretion, the applicable Covered Person shall be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering such Erroneously-Awarded Compensation in accordance with the immediately preceding sentence.

The Committee shall have broad discretion to determine the appropriate means of recovery of Erroneously-Awarded Compensation based on all applicable facts and circumstances and taking into account the time value of money and the cost to shareholders of delaying recovery. However, in no event may the Company accept an amount that is less than the amount of Erroneously-Awarded Compensation in satisfaction of a Covered Person's obligations hereunder.

## VI. Discretionary Recovery

Notwithstanding anything herein to the contrary, the Company shall not be required to take action to recover Erroneously-Awarded Compensation if any one of the following conditions are met and the Committee determines that recovery would be impracticable:

(i) The direct expenses paid to a third party to assist in enforcing this Policy against a Covered Person would exceed the amount to be recovered, after the Company has made a reasonable attempt to recover the applicable Erroneously-Awarded Compensation, documented such attempts and provided such documentation to Nasdaq;

(ii) Recovery would violate home country law where that law was adopted prior to November 28, 2022, provided that, before determining that it would be impracticable to recover any amount of Erroneously-Awarded Compensation based on violation of home country law, the Company has obtained an opinion of home country counsel, acceptable to Nasdaq, that recovery would result in such a violation and a copy of the opinion is provided to Nasdaq; or

(iii) Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

## VII. Reporting and Disclosure Requirements

The Company shall file all disclosures with respect to this Policy in accordance with the requirements of the federal securities laws, including the disclosure required by the applicable filings required to be made with the SEC.

## VIII. Effective Date

This Policy shall apply to any Incentive-Based Compensation Received on or after the Nasdaq Effective Date.

## IX. No Indemnification

The Company shall not indemnify any Covered Person against the loss of Erroneously-Awarded Compensation and shall not pay, or reimburse any Covered Persons for premiums, for any insurance policy to fund such Covered Person's potential recovery obligations.

## X. Administration

The Committee has the sole discretion to administer this Policy and ensure compliance with Nasdaq Rules and any other applicable law, regulation, rule or interpretation of the SEC or Nasdaq promulgated or issued in connection therewith. Actions of the Committee pursuant to this Policy shall be taken by the vote of a majority of its members. The Committee shall, subject to the provisions of this Policy, make such determinations and interpretations and take such actions as it deems necessary, appropriate or advisable. All determinations and interpretations made by the Committee shall be final, binding and conclusive.

## XI. Amendment; Termination

The Committee may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary, including as and when it determines that it is legally required by any federal securities laws, SEC rule or the rules of any national securities exchange or national securities association on which the Company's securities are then listed. The Committee may terminate this Policy at any time. Notwithstanding anything in this Section XI to the contrary, no amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Company contemporaneously with such amendment or termination) cause the Company to violate any federal securities laws, SEC rule, or the rules of any national securities exchange or national securities association on which the Company's securities are then listed.

## XII. Other Recoupment Rights; No Additional Payments

The Committee intends that this Policy will be applied to the fullest extent of the law. The Committee may require that any employment agreement, equity award agreement or any other agreement entered into on or after the Adoption Date shall, as a condition to the grant of any benefit thereunder, require a Covered Person to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other rights under applicable law, regulation or rule or pursuant to any similar policy in any employment agreement, equity plan, compensation policy, equity award agreement or similar arrangement and any other legal remedies available to the Company. However, this Policy shall not provide for recovery of Incentive-Based Compensation that the Company has already recovered pursuant to Section 304 of the Sarbanes-Oxley Act or other recovery obligations.

## XIII. Successors

This Policy shall be binding and enforceable against all Covered Persons and their beneficiaries, heirs, executors, administrators or other legal representatives.

**Exhibit A**

**ACKNOWLEDGEMENT AND AGREEMENT**
**TO THE**
**EXECUTIVE OFFICER CLAWBACK POLICY**
**OF**
**MY SIZE, INC.**

By signing below, the undersigned acknowledges and confirms that the undersigned has received and reviewed a copy of My Size, Inc. Executive Officer Clawback Policy (the "Policy"). Capitalized terms used but not otherwise defined in this Acknowledgement Form (this "Acknowledgement Form") shall have the meanings ascribed to such terms in the Policy.

By signing this Acknowledgement Form, the undersigned acknowledges and agrees that the undersigned is and will continue to be subject to the Policy and that the Policy will apply both during and after the undersigned's employment with the Company. Further, by signing below, the undersigned agrees to abide by the terms of the Policy, including, without limitation, by returning any Erroneously-Awarded Compensation (as defined in the Policy) to the Company to the extent required by, and in a manner permitted by, the Policy.

| | |
|---|---|
| Signature | |
| Name | |
| Date | |